UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________________
FORM 6-K
________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of April, 2019
Commission File Number 1-10928
                      ________________________________________

INTERTAPE POLYMER GROUP INC.

________________________________________
9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Québec, Canada, H4M 2X5
________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

April 24, 2019	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

INTERTAPE POLYMER GROUP INC.
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TAKE NOTICE that an Annual and Special Meeting of Shareholders (the “Meeting”) of INTERTAPE POLYMER GROUP INC. (the “Company”) will be held:

Place:	Omni King Edward Hotel
Belgravia Meeting Room
37 King Street East
Toronto, Ontario M5C 1E9

Date:	June 6, 2019

Time:	10:00 a.m. (eastern time)
The purposes of the Meeting are to:

1.	receive and consider the consolidated financial statements of the Company for the fiscal year ended December 31, 2018 and the auditor’s report thereon;

2.	elect directors of the Company to hold office until the close of the next annual meeting;

3.	appoint the auditor and authorize the directors to fix its remuneration;

4.
consider, and if deemed advisable, adopt a resolution in the form annexed as Schedule A to the accompanying Management Information Circular (the “Circular”), accepting, in an advisory, non-binding capacity, the Company’s approach to executive compensation disclosed under “Compensation of Executive Officers and Directors – Compensation Discussion and Analysis” in the Circular;

5.	consider, and if deemed advisable, adopt a resolution in the form annexed as Schedule B to the accompanying Circular, to approve the adoption of a new Executive Stock Option Plan of the Company;
6.
consider, and if deemed advisable, adopt a resolution in the form annexed as Schedule C to the accompanying Circular, to approve the continuation of the shareholder rights plan agreement of the Company; and

7.	transact such other business as may properly be brought before the Meeting.
The accompanying Circular provides detailed information relating to the matters to be dealt with at the Meeting and forms part of this notice.
The Company has elected to use the notice-and-access rules (“Notice-and-Access”) under National Instrument 54-101 –Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators for distribution of the materials for the Meeting to shareholders of the Company who do not own their shares in their own names as registered shareholders (“Beneficial Shareholders”). Notice-and-Access is a set of rules that allows issuers to post electronic versions of their proxy-related materials on SEDAR and on one additional website, rather than mailing paper copies to shareholders. Notice-and-Access is more environmentally friendly as it helps reduce paper use; it also reduces the Company’s printing and mailing costs. Further information about Notice-and-Access is contained in the accompanying Circular; Beneficial Shareholders may also contact the Company toll free at 866-202-4713 for information regarding Notice-and-Access.
The Company will not be using Notice-and-Access for delivery to shareholders who hold their shares directly in their respective names (“Registered Shareholders”); they will receive paper copies of the Circular and related materials via prepaid mail.

1

Shareholders are encouraged to express their vote in advance by completing the enclosed form of proxy. Detailed instructions on how to complete and return proxies by mail, Internet, fax or email are provided starting on page 3 of the accompanying Circular. To be effective, the completed form of proxy must be deposited with our transfer agent and registrar, AST Trust Company (Canada), P.O. Box 721, Agincourt, Ontario M1S0A1 at any time prior to 5:00 p.m. (eastern time) on June 5, 2019 or with the Chairman of the Meeting before the commencement of the Meeting or at any adjournment thereof.
Shareholders may also vote their shares by telephone using the procedures described in the enclosed form of proxy.

Shareholders registered at the close of business on April 24, 2019 will be entitled to receive notice of and vote at the Meeting.

Shareholders who have any questions should contact Intertape Polymer Group Inc.’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, at 1-855-682-9437 (toll-free within North America) or 416-867-2272 (collect call outside North America) or by e-mail at contactus@kingsdaleadvisors.com.

DATED at Sarasota, Florida
April 24, 2019
BY ORDER OF THE BOARD OF DIRECTORS
(signed) Randi M. Booth
Secretary

2

INTERTAPE POLYMER GROUP INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TAKE NOTICE that an Annual and Special Meeting of Shareholders (the “Meeting”) of INTERTAPE POLYMER GROUP INC. (the “Company”) will be held at 10:00 a.m. (eastern time) on Thursday, June 6, 2019 at the Omni King Edward Hotel, Belgravia Meeting Room, 37 King Street East, Toronto, Ontario M5C 1E9. The purposes of the meeting are to:

1.	receive and consider the consolidated financial statements of the Company for the fiscal year ended December 31, 2018 and the auditor’s report thereon;

2.	elect directors of the Company to hold office until the close of the next annual meeting;

3.	appoint the auditor and authorize the directors to fix its remuneration;

4.
consider, and if deemed advisable, adopt a resolution in the form annexed as Schedule A to the Management Information Circular dated April 24, 2019 (the “Circular”), accepting, in an advisory, non-binding capacity, the Company’s approach to executive compensation disclosed under “Compensation of Executive Officers and Directors – Compensation Discussion and Analysis” in the Circular;

5.	consider, and if deemed advisable, adopt a resolution in the form annexed as Schedule B to the accompanying Circular, to approve the adoption of a new Executive Stock Option Plan of the Company;
6.
consider, and if deemed advisable, adopt a resolution in the form annexed as Schedule C to the accompanying Circular, to approve the continuation of the shareholder rights plan agreement of the Company; and

7.	transact such other business as may properly be brought before the Meeting.
Additional information on the above matters can be found in the Circular under the heading “Business of the Meeting”.
Notice-and-Access
The Company has elected to use the notice-and-access rules (“Notice-and-Access”) under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators for distribution of the materials for the Meeting to shareholders of the Company who do not own their shares in their own names as registered shareholders (“Beneficial Shareholders”). Notice-and-Access is a set of rules that allows issuers to post electronic versions of their proxy-related materials on SEDAR and on one additional website, rather than mailing paper copies to shareholders. Notice-and-Access is more environmentally friendly as it helps reduce paper use; it also reduces the Company’s printing and mailing costs. Beneficial Shareholders may obtain further information about Notice-and-Access by contacting the Company toll free at 866-202-4713.
The Company will not be using Notice-and-Access for delivery to shareholders who hold their shares directly in their respective names (“Registered Shareholders”); they will receive paper copies of the Circular and related materials via prepaid mail.
Websites Where Materials are Posted
The Circular, this notice of meeting, the form of proxy, voting instruction form and the Company’s 2018 annual report containing the Company’s annual audited consolidated financial statements for the year ended December 31, 2018 and the related Management’s Discussion and Analysis (collectively, the “Meeting Materials”) are available on the Company’s website at www.itape.com and under the Company’s profile on SEDAR at www.sedar.com (Canada) and at www.sec.gov (United States). All shareholders are reminded to review the Circular and other Meeting Materials before voting.

How to Obtain Paper Copies of Meeting Materials
Beneficial Shareholders may obtain paper copies free of charge of the Circular, other Meeting Materials and the Company’s 2018 annual report by contacting the Company toll free at 866-202-4713 or by email at Itp$info@itape.com. Any request for paper copies should be received by the Company by 5:00 p.m. (eastern time) on May 22, 2019 in order to allow sufficient time for a Beneficial Shareholder to receive the paper copy and return the voting instruction form by its due date.
Voting
The Board of Directors has fixed the close of business on April 24, 2019 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof.
If you are a Beneficial Shareholder, accompanying this notice of meeting are a voting instruction form and a supplemental mailing list return card for use by shareholders who wish to receive the Company’s interim financial statements for the 2019 fiscal year. If you receive these materials through your broker or another intermediary, please complete, sign and return the materials in accordance with the instructions provided to you by such broker or other intermediary.
Registered Shareholders are encouraged to express their vote in advance by completing the form of proxy. Detailed instructions on how to complete and return proxies by mail, Internet, fax or email are provided starting on page 3 of the accompanying Circular. To be effective, the completed form of proxy must be deposited with the Company’s transfer agent and registrar, AST Trust Company (Canada), P.O. Box 721, Agincourt, Ontario M1S 0A1, at any time prior to 5:00 p.m. (eastern time) on June 5, 2019 or with the Chairman of the Meeting before the commencement of the Meeting or at any adjournment thereof. Registered Shareholders may also vote their shares by telephone using the procedures described in the enclosed form of proxy.

Shareholders who have any questions should contact Intertape Polymer Group Inc.’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, at 1-855-682-9437 (toll-free within North America) or 416-867-2272 (collect call outside North America) or by e-mail at contactus@kingsdaleadvisors.com.

Dated this 24th day of April, 2019.
BY ORDER OF THE BOARD OF DIRECTORS
(signed) Randi M. Booth
Secretary

Management Information Circular
Notice of 2019 Annual and Special Meeting
to be held on June 6, 2019

CHAIRMAN'S LETTER TO SHAREHOLDERS

April 24, 2019
Dear fellow shareholders:
On behalf on the Board, please join us at our annual and special meeting of shareholders of Intertape Polymer Group (“IPG”) to be held on June 6, 2019 at the Omni King Edward Hotel, Belgravia Meeting Room, 37 King Street East, Toronto, Ontario M5C 1E9 at 10:00 a.m. (eastern time). After the formal proceedings, management will provide an update of our corporate progress and our growth plans.
On the business front, we continued to execute our strategy during the course of 2018 to position IPG as a global leader in packaging and protective solutions. We have strengthened our unique product bundle, expanded our geographic footprint and made operational improvements at the plant level. We delivered on these items while also achieving record revenue, surpassing $1 billion in fiscal 2018, up more than 17 percent from 2017. This improvement was driven by both organic growth from the base business and our acquisition strategy.
One of the major growth initiatives we executed is our capital expenditure program. In the past two years, we essentially doubled our capital expenditures at the plant level - investing in our facilities to further strengthen our competitive position as a low-cost producer of tapes, films, woven, and now today, protective packaging solutions. We deployed more than $160 million combined in 2017 and 2018 as part of this program, including at three greenfield facilities consisting of Midland, North Carolina for water-activated tape and at two new facilities in India producing tapes and woven materials. This capital investment has improved our operations from both a production capacity and an operational efficiency perspective. The capital expenditure program is now winding down and we expect to return to a more normal level of investment in the range of $45 to $55 million in 2019 which should result in improved free cash flow generation.
While investing and building out our existing assets, we have also been active on the business acquisition front. During 2018, we announced two significant acquisitions, Polyair and Maiweave. Our acquisition of Polyair is very exciting. In our view, it significantly strengthens our product bundle as protective packaging solutions was the one major product category that we were missing. We believe our scale and our network of distributor relationships can make a meaningful impact for Polyair.
We believe 2019 represents an inflection point for the business. The investments we have made through our capital program and our acquisitions position us for continued success.
The Management Information Circular attached to this letter provides information on the compensation for directors and executive management, our governance practices, directors to be elected at the meeting and certain other items to be voted upon as set out in the notice of meeting.
If you are unable to attend the meeting in person, we encourage you to exercise your right to vote by completing the proxy, or if applicable, the voting instruction form and return it within the deadline indicated to ensure your vote is counted as part of the process. If you require any assistance or have questions please contact IPG’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, by telephone at 1-855-682-9437 (toll-free within North America) or 1-416-867-2272 (collect call outside North America) or by email at contactus@kingsdaleadvisors.com.
On behalf of the Board and the entire organization we appreciate your continued support.
Sincerely
“Jim Pantelidis”
James Pantelidis
Chairman of the Board of Directors
Intertape Polymer Group

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES BY MANAGEMENT
This Management Information Circular (the “Circular”) is furnished in connection with the solicitation by the management of Intertape Polymer Group Inc. (the “Company”) of proxies to be used at the annual and special meeting of shareholders (the “Meeting”) of the Company to be held at the time and place and for the purposes set out in the Notice of Meeting and all adjournments thereof. Except as otherwise stated, the information contained herein is given as of April 24, 2019 and all dollar amounts in this Circular are in US dollars. The solicitation of proxies by management will be made primarily by mail. However, directors, officers and employees of the Company may also solicit proxies by telephone, telecopier, e-mail or in person. The total cost of solicitation of proxies will be borne by the Company. The Company has also engaged Kingsdale Advisors (“Kingsdale”) as its strategic shareholder advisor and proxy solicitation agent, and will pay fees of approximately $40,000 to Kingsdale for the advisory and proxy solicitation services in addition to certain out-of-pocket expenses. Kingsdale can be reached by telephone, toll-free in North America at 1-855-682-9437 or at 416-867-2272 outside of North America (collect call) or by e-mail at contactus@kingsdaleadvisors.com.

INTERNET AVAILABILITY OF PROXY MATERIALS
Notice-and-Access
The Company has again this year elected to use “notice-and-access” rules (“Notice-and-Access”) under National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) for distribution of Proxy-Related Materials (as defined below) to shareholders who do not hold common shares of the Company (“Shares”) in their own names (referred to herein as “Beneficial Shareholders”). Notice-and-Access is a set of rules that allows issuers to post electronic versions of proxy-related materials on SEDAR and on one additional website, rather than mailing paper copies. “Proxy-Related Materials” refers to this Circular, the Notice of Meeting, a voting instruction form and the Company’s 2018 annual report containing the Company’s annual audited consolidated financial statements as of and for the year ended December 31, 2018 and the related Management’s Discussion and Analysis.
The use of Notice-and-Access is more environmentally friendly as it helps reduce paper use. It also reduces the Company’s printing and mailing costs. Beneficial Shareholders may obtain further information about Notice-and-Access by contacting AST Trust Company (Canada) toll free at 800-387-0825 (within North America) or 416-682-3860 (outside North America).
The Company is not using Notice-and-Access for delivery to shareholders who hold their Shares directly in their respective names (referred to herein as “Registered Shareholders”). Registered Shareholders will receive paper copies of this Circular and related materials via prepaid mail.
Websites Where Proxy-Related Materials are Posted
The Proxy-Related Materials are available on the Company’s website at www.itape.com and under the Company’s profile on SEDAR at www.sedar.com (Canada) and at www.sec.gov (United States). All shareholders are reminded to review the Proxy-Related Materials, including this Circular, before voting.
Notice Package
Although the Proxy-Related Materials have been posted on-line as noted above, Beneficial Shareholders will receive paper copies of a notice package (“Notice Package”) via prepaid mail containing information prescribed by NI 54-101 such as the date, time and location of the Meeting, the website addresses where the Proxy-Related Materials are posted, a voting instruction form (“VIF”), and a supplemental mail list return card for Beneficial Shareholders to request that they be included in the Company’s supplementary mailing list for receipt of the Company’s interim financial statements for the 2019 fiscal year.
How to Obtain Paper Copies of Proxy-Related Materials
Beneficial Shareholders may obtain paper copies of this Circular, the Company’s 2018 annual report and other Proxy-Related Materials free of charge by contacting the Company toll free at 866-202-4713 or by email at Itp$info@itape.com. Any request for paper copies which are required in advance of the Meeting should be sent so that the request is received by the Company by 5:00 p.m. (eastern time) on May 22, 2019 in order to allow sufficient time for Beneficial Shareholders to receive their paper copies and to return their voting instruction form by its due date.

APPOINTMENT AND REVOCATION OF PROXIES
General
As mentioned above, shareholders may be “Registered Shareholders” or “Beneficial Shareholders”. If Shares are registered in the name of an intermediary and not registered in the shareholder’s name, they are said to be owned by a “Beneficial Shareholder”. An intermediary is usually a bank, trust company, securities dealer or broker, or a clearing agency in which an intermediary participates. The instructions provided below set out the different procedures for voting Shares at the Meeting to be followed by Registered Shareholders and Beneficial Shareholders.
The persons named in the enclosed instrument appointing a proxy holder are officers or directors of the Company. Each shareholder has the right to appoint a person or company (who need not be a shareholder) to attend and act for him at the Meeting other than the persons designated in the enclosed form of proxy by inserting such other person’s name in the blank space provided in the form of proxy and signing the form of proxy or by completing and signing another proper form of proxy. Shareholders who have given a proxy also have the right to revoke it insofar as it has not been exercised. The right to appoint an alternate proxy holder and the right to revoke a proxy may be exercised by following the procedures set out below under “Registered Shareholders” or “Beneficial Shareholders”, as applicable.
If any shareholder receives more than one proxy or voting instruction form, it is because that shareholder’s Shares are registered in more than one form. In such cases, shareholders should sign and submit all proxies or voting instruction forms received by them in accordance with the instructions provided.
Registered Shareholders
Registered Shareholders have two methods by which they can vote their Shares at the Meeting; namely in person or by proxy. To assure representation at the Meeting, Registered Shareholders are encouraged to return the proxy included with this Circular. Sending in a proxy will not prevent a Registered Shareholder from voting in person at the Meeting. The vote will be taken and counted at the Meeting. Registered Shareholders who do not plan to attend the Meeting or do not wish to vote in person can vote by proxy.
To be valid, the duly-completed form of proxy must be deposited at the offices of AST Trust Company (Canada), P.O. Box 721, Agincourt, Ontario M1S 0A1 prior to 5:00 p.m. (eastern time) on June 5, 2019 or with the Chairman of the Meeting before the commencement of the Meeting or any adjournment thereof. A Registered Shareholder may return the completed proxy as follows:

(a)	by mail in the enclosed envelope;

(b)
by the Internet by accessing the following Internet site: www.astvotemyproxy.com and entering the personalized 13-digit e-voting control number printed on the form of proxy and following the instructions on the website;

(c)	by fax to 416-368-2502 or toll free in Canada and the United States to 1-866-781-3111;

(d)	by telephone by calling 1-888-489-7352 as described on the enclosed proxy;

(e)	by email by scanning the proxy and emailing it to proxyvote@astfinancial.com; or

(f)	by registered mail, by hand or by courier to the attention of AST Trust Company (Canada), 1 Toronto Street, Suite 1200 Toronto, Ontario M5C2V6.
To exercise the right to appoint a person or company to attend and act for a Registered Shareholder at the Meeting, such shareholder must strike out the names of the persons designated on the enclosed instrument appointing a proxy and insert the name of the alternate appointee in the blank space provided for that purpose. The instrument appointing a proxy holder must be executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a corporate body, by its authorized officer or officers.
To exercise the right to revoke a proxy, in addition to any other manner permitted by law, a shareholder who has given a proxy may revoke it by instrument in writing, executed by the shareholder or his attorney authorized in writing, or if the shareholder is a corporation, by a duly-authorized officer or attorney thereof, and deposited: (i) with AST Trust Company (Canada), P.O. Box 721, Agincourt, Ontario M1S 0A1 at any time up to and including prior to 5:00 p.m. (eastern time) on June 5, 2019, or (ii) with the Chairman of the Meeting on the date of the Meeting, or at any adjournment thereof, and upon either of such deposits the proxy is revoked.

Shareholders who have any questions should contact Intertape Polymer Group Inc.’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, at 1-855-682-9437 (toll-free within North America) or 416-867-2272 (collect call outside North America) or by e-mail at contactus@kingsdaleadvisors.com.

BENEFICIAL SHAREHOLDERS
Beneficial Shareholders who have not objected to their intermediary disclosing certain ownership information about themselves to the Company are referred to as “NOBOs”. Beneficial Shareholders who have objected to their intermediary disclosing the ownership information about themselves to the Company are referred to as “OBOs”.
As mentioned above, the Company is using Notice-and-Access to provide Proxy-Related Materials to Beneficial Shareholders. Therefore, a Notice Package will be sent via prepaid mail directly to the NOBOs and, indirectly, through intermediaries to the OBOs; the Company is assuming the cost of such delivery to OBOs.
Meeting Materials Received by OBOs from Intermediaries
The Company has distributed copies of the Notice Package to intermediaries for distribution to OBOs. Intermediaries are required to deliver the Notice Package to all OBOs of the Company who have not waived their right to receive these materials, and to seek instructions as to how to vote Shares. Often, intermediaries will use a service company (such as, for example, Broadridge Financial Solutions, Inc.) to forward the Notice Package to OBOs.
OBOs who receive the Notice Package will typically be given the ability to provide voting instructions in one of two ways:

(a)
Generally, an OBO will be given a VIF which must be completed and signed by the OBO in accordance with the instructions provided by the intermediary. In this case, the mechanisms described above for Registered Shareholders cannot be used and the instructions provided by the intermediary must be followed.

(b)
Occasionally, an OBO may be given a proxy that has already been signed by the intermediary. This form of proxy is restricted to the number of Shares owned by the OBO but is otherwise not completed. This form of proxy need not be signed by the OBO but must be completed by the OBO and returned to AST Trust Company (Canada) in the manner described above for Registered Shareholders.

The purpose of these procedures is to allow OBOs to direct the proxy voting of the Shares that they own but that are not registered in their name. Should an OBO who receives either a form of proxy or a VIF wish to attend and vote at the Meeting in person (or have another person attend and vote on its behalf), the OBO should strike out the persons named in the form of proxy as the proxy holder and insert the OBO’s (or such other person’s) name in the blank space provided or, in the case of a VIF, follow the corresponding instructions provided by the intermediary. In either case, OBOs who received a Notice Package from their intermediary should carefully follow the instructions provided by the intermediary.
To exercise the right to revoke a proxy, an OBO who has completed a proxy (or a VIF, as applicable) should carefully follow the instructions provided by the intermediary.
Proxies returned by intermediaries as “non-votes” because the intermediary has not received instructions from the OBO with respect to the voting of certain Shares or, under applicable stock exchange or other rules, the intermediary does not have the discretion to vote those Shares on one or more of the matters that come before the Meeting, will be treated as not entitled to vote on any such matter and will not be counted as having been voted in respect of any such matter. Shares represented by such “non-votes” will, however, be counted in determining whether there is a quorum at the Meeting.
Meeting Materials Received by NOBOs from the Company
As permitted under NI 54-101, the Company has used a NOBO list to send the Notice Package directly to the NOBOs whose names appear on that list. If you are a NOBO and the Company’s transfer agent, AST Trust Company (Canada), has sent the Notice Package directly to you, your name and address and information about your holdings of Shares have been obtained from the intermediary holding such Shares on your behalf in accordance with applicable securities regulatory requirements.

As a result, NOBOs can expect to receive in the Notice Package a scannable VIF from AST Trust Company (Canada). Please complete and return the VIF to AST Trust Company (Canada) in the envelope provided. In addition, telephone and Internet voting are available, as further described in the VIF. Instructions with respect to the procedures for telephone and Internet voting can be found in the VIF. AST Trust Company (Canada) will tabulate the results of VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Shares represented by VIFs received by AST Trust Company (Canada).
By choosing to send the Notice Package to you directly, the Company (and not the intermediary holding Shares on your behalf) has assumed responsibility for delivering the Notice Package to you and executing your proper voting instructions. The intermediary holding Shares on your behalf has appointed you as the proxy holder of such Shares, and therefore you can provide your voting instructions by completing the proxy included with this Circular in the same way as a Registered Shareholder. Please refer to the information under the heading “Appointment and Revocation of Proxies - Registered Shareholders” for a description of the procedure to return a proxy, your right to appoint another person or company to attend the meeting, and your right to revoke the proxy.
Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of his or her broker, a Beneficial Shareholder may attend the Meeting as proxy holder for the Registered Shareholder and vote the Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Shares as proxy holder for the Registered Shareholder should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.
The Company may utilize the Broadridge QuickVote™ service to assist non-registered Shareholders with voting their Common
Shares over the telephone. Alternatively, Kingsdale Advisors may contact such non-registered Shareholders to assist them with conveniently voting their Common Shares directly over the phone. Shareholders who have any questions should contact Intertape Polymer Group Inc.’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, at 1-855-682-9437 (toll-free within North America) or 416-867-2272 (collect call outside North America) or by e-mail at contactus@kingsdaleadvisors.com.

EXERCISE OF DISCRETION BY PROXIES
Where a choice is specified, the Shares represented by proxy will be voted for, withheld from voting or voted against, as directed, on any poll or ballot that may be called. Where no choice is specified, the proxy will confer discretionary authority and will be voted in favour of all matters referred to on the form of proxy. Accordingly, in the absence of any direction to the contrary, Shares represented by properly-executed proxies in favour of the persons designated in the enclosed form of proxy will be voted FOR the: (i) election of directors, (ii) appointment of the auditor and authorization of the directors to fix its remuneration, (iii) resolution accepting, in an advisory, non-binding capacity, the Company’s approach to executive compensation disclosed in the Circular, (iv) the adoption of a new Executive Stock Option Plan of the Company, and (v) the continuation of the shareholder rights plan agreement of the Company, the whole as stated under such headings in this Circular.
The proxy also confers discretionary authority to vote for, withhold from voting or vote against amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters not specifically mentioned in the Notice of Meeting but which may properly come before the Meeting. Management has no present knowledge of any amendments or variations to matters identified in the Notice of Meeting or any business that will be presented at the Meeting other than that referred to in the Notice of Meeting. However, if any other matters not known to management should properly come before the Meeting, the accompanying form of proxy confers discretionary authority upon the persons named therein and, in such case, it is their intention to vote in accordance with the recommendations of management of the Company.

VOTING SHARES
As of April 24, 2019, there were 58,670,935 Shares issued and outstanding. Each Share entitles the holder thereof to one vote. The Company has fixed April 24, 2019 as the record date (the “Record Date”) for the purpose of determining shareholders entitled to receive notice of the Meeting. Pursuant to the Canada Business Corporations Act (the “CBCA”), the Company is required to prepare, no later than ten days after the Record Date, an alphabetical list of shareholders entitled to vote as of the Record Date that shows the number of Shares held by each shareholder. A shareholder whose name appears on the list referred to above is entitled to vote the Shares shown opposite the shareholder’s name at the Meeting. The list of shareholders is available for inspection during usual business hours at the registered office of the Company, 800 Place Victoria, Suite 3700, Montreal, Québec H4Z 1E9 and at the Meeting.

PRINCIPAL SHAREHOLDERS
As of April 24, 2019, to the knowledge of the directors and executive officers of the Company, no person beneficially owned, or exercised control or direction over, directly or indirectly, more than 10% of the issued and outstanding Shares.

BUSINESS OF THE MEETING
Receiving the Financial Statements
The audited consolidated financial statements of the Company as of and for the year ended December 31, 2018 and the Auditor’s Report thereon will be placed before the Meeting. These audited consolidated financial statements may be obtained from the Company upon request and will be available at the Meeting. The audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2018 are available on the Company’s website at www.itape.com under “Investor Relations”. They have also been filed with the Canadian securities regulatory authorities as well as the United States Securities and Exchange Commission (the “SEC”) and are available under the Company’s profile on SEDAR at www.sedar.com (Canada) and at www.sec.gov (United States).
Election of Directors
The Company’s Articles of Amalgamation provide that the Company shall have a minimum of three and a maximum of eleven directors. Eight directors have been nominated for election to the Board of Directors for the year to come. Each director elected at the Meeting will hold office until the next annual meeting of shareholders or until the election of his successor, unless the director’s seat on the Board of Directors becomes vacant for any reason.
Unless authority to do so is withheld, the persons named in the accompanying form of proxy intend to vote FOR the election of the eight nominees whose names appear on pages 15 to 23 hereof. Management does not expect that any of the nominees will be unable to serve as a director.
Appointment of Auditor
Management and the Board of Directors propose that Raymond Chabot Grant Thornton LLP be appointed as the Company’s auditor until the close of the next annual meeting of shareholders. Raymond Chabot Grant Thornton LLP has been the Company’s auditor for more than five years.
The Audit Committee has a policy that restricts the services that may be provided by, and the fees paid to, the auditor. All services provided by the auditor must be permitted by law and by the Audit Committee policy and be pre-approved by the Audit Committee in accordance with the policy. Fees paid to the auditor for the past two fiscal years ended December 31, 2018 and 2017 are set out below:

	2018	2017
	(CDN$)	(CDN$)
Audit Fees	803,000	837,500
Audit-Related Fees	273,800	213,000
Tax Fees	201,365	187,152
All Other Fees	—	136,000
Total	1,278,165	1,373,652
The nature of each category of fees is described below.
Audit Fees. Audit fees were for professional services rendered for the integrated audit of the Company’s consolidated financial statements and internal control over financial reporting, assisting its Audit Committee in discharging its responsibilities for the review of the Company’s interim unaudited consolidated financial statements and services that generally only the independent auditor can reasonably provide, such as consent letters and assistance and review of documents filed with the SEC and Canadian securities regulatory authorities.

Audit-Related Fees. Audit-related fees were for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s consolidated interim unaudited financial statements and are not reported under the caption “Audit Fees” above. These services included consultations concerning financial accounting and reporting standards as well as services related to the business acquisitions and notes offering made in 2018.
Tax Fees. Tax fees were for tax compliance, tax advice and tax planning. These services included the preparation of the Canadian subsidiaries’ income tax returns, assistance with questions regarding tax audits from the various taxation authorities in Canada and tax planning relating to common forms of domestic and international taxation, including tax planning related to the business acquisitions made in 2018.
All Other Fees. All other fees are defined as services provided other than the audit fees, audit-related fees and tax fees described above. In 2017 other fees related to acquisition due diligence services that were provided.
The Audit Committee charter provides for the required pre-approvals of services to be rendered by the external auditors. The pre-approval process takes place annually and is presented by the Company’s internal accountants and the external auditors for planned activity including audit, tax and non-audit services and includes reasonable detail with respect to the services covered. The pre-approval of all non-audit services allows the Audit Committee to consider the effect of such services on the independence of the external auditor. Any such services that may arise in addition to the pre-approved plan must be presented separately to the Audit Committee for pre-approval. The charter states that this responsibility cannot be delegated to management of the Company in any way whatsoever.
Except where authorization to vote with respect to the appointment of the auditor is withheld, the persons named in the accompanying form of proxy intend to vote FOR the appointment of Raymond Chabot Grant Thornton LLP as the auditor of the Company until the next annual meeting of shareholders, at remuneration to be determined by the Board of Directors.
Advisory “Say on Pay” Vote on Executive Compensation
At the Meeting, Shareholders will be asked to consider and, if deemed advisable adopt an advisory, non-binding or “Say on Pay” resolution in the form annexed as Schedule A to the Circular, accepting the Company’s approach to executive compensation as disclosed in this Circular. See “Advisory Vote on Executive Compensation” below for information regarding the advisory, non-binding vote. The Board of Directors recommends that shareholders vote in favour of the resolution accepting, in an advisory, non-binding capacity, the Company’s approach to executive compensation disclosed in the Circular. Unless authority to do so is withheld, the persons named in the accompanying form of proxy intend to vote FOR the foregoing advisory, non-binding resolution.
Adoption of the 2019 Executive Stock Option Plan of the Company
At the Meeting, Shareholders will be asked to consider and, if deemed advisable pass a resolution in the form annexed as Schedule B to the Circular, to approve the adoption of a new Executive Stock Option Plan of the Company (the “2019 ESOP”). See below for information regarding the proposed 2019 ESOP. The Board of Directors recommends that shareholders vote in favour of the resolution approving the adoption of the 2019 ESOP. Unless authority to do so is withheld, the persons named in the accompanying form of proxy intend to vote FOR the foregoing resolution.
Continuation of the Company’s Shareholder Rights Plan Agreement
At the Meeting, Shareholders will be asked to consider and, if deemed advisable pass a resolution in the form annexed as Schedule C to the Circular, to approve the continuation of the shareholder rights plan agreement between the Company and AST Trust Company (Canada) (formerly CST Trust Company), as rights agent (the “Rights Plan”). See below for information regarding the continuation of the Rights Plan. The Board of Directors recommends that shareholders vote in favour of the resolution approving the continuation of the Rights Plan. Unless authority to do so is withheld, the persons named in the accompanying form of proxy intend to vote FOR the foregoing resolution.
Other Matters
Management has no present knowledge of any amendments or variations to matters identified in the Notice of Meeting or any business that will be presented at the Meeting other than that referred to in the Notice of Meeting. However, if any other matters not known to management should properly come before the Meeting, the accompanying form of proxy confers discretionary authority upon the persons named therein and, in such case it is their intention to vote in accordance with the recommendations of management of the Company.

ADVISORY VOTE ON EXECUTIVE COMPENSATION
At the Meeting, as part of the Company’s commitment to strong corporate governance practices, shareholders will have an opportunity to cast an advisory “Say on Pay” vote on the Board of Directors’ approach to executive compensation. The Company held a “Say on Pay” vote at the 2017 and 2018 annual meetings and currently intends to hold an advisory “Say on Pay” vote at each annual meeting as part of its process of shareholder engagement. At the 2018 annual meeting, shareholders adopted a resolution accepting, in an advisory, non-binding capacity, the Company’s approach to executive compensation as disclosed in the Company’s 2018 management information circular, with 36,551,064 Shares voted in favour of the “Say on Pay” resolution (87.27%) and 5,329,461 Shares voted against (12.73%).
The purpose of an advisory “Say on Pay” vote is to provide shareholders with an opportunity to indicate their acceptance of the Board of Directors’ overall approach to executive compensation. The Board of Directors, through its Human Resources and Compensation Committee, remains fully responsible for compensation decisions and is not relieved of these responsibilities by either a positive or negative advisory vote by shareholders. The vote by shareholders is advisory only and non-binding on the Board of Directors and the Company. However, the Board of Directors and the Human Resources and Compensation Committee will consider the outcome of the vote as part of an ongoing review of the executive compensation program of the Company together with feedback received from shareholders in the course of regular communications.
The Board of Directors diligently reviews the Company’s executive compensation plans and consults third-party experts to design the terms of these plans relative to the current marketplace. To fully understand the objectives, philosophy and principles the Board of Directors has used in its approach to executive compensation decisions, shareholders should carefully read the section of the Circular entitled “Compensation of Executive Officers and Directors – Compensation Discussion and Analysis” starting on page 34 of this Circular.
That section describes the Company’s compensation philosophy, the objectives and elements of the program, the measurement and assessment process used by the Company and why a large portion of the Company’s executive compensation is linked to business performance and earned over the longer term, thereby aligning the interests of the Company’s executives with those of its shareholders.
Shareholders are encouraged, prior to casting their votes at the Meeting, to provide any specific feedback, questions or concerns they may have regarding executive compensation directly to the Board of Directors by writing to the attention of the Chairman of the Board at the following address: 800 Place Victoria, Suite 3700, Montréal, Québec H4Z 1E9, c/o Fasken Martineau Dumoulin LLP.
The Board of Directors recommends that shareholders vote FOR the advisory, non-binding resolution accepting the Company’s approach to executive compensation. Unless otherwise specified, the persons named in the accompanying form of proxy or voting instruction form intend to vote FOR the advisory, non-binding resolution accepting the Company’s approach to executive compensation. The text of the resolution accepting the Company’s approach to executive compensation is annexed as Schedule A to this Circular.

APPROVAL OF THE 2019 ESOP

The Company adopted the ESOP in 1992, which has since been amended on several occasions (the “ESOP”). As a result of an amendment approved by shareholders at a special meeting of shareholders of the Company held on September 5, 2007, the ESOP provides that the total number of Shares reserved for issuance thereunder is equal to 10% of the issued and outstanding Shares from time-to-time. The ESOP is considered to be an “evergreen” plan, since the number of Shares subject to options which have been exercised will be available for subsequent grants under the ESOP and the number of Shares available for option grants increases as the number of issued and outstanding Shares increases from time-to-time. As such, under the rules of the Toronto Stock Exchange (the “TSX”), a security-based compensation arrangement such as the ESOP must, when initially put in place, receive shareholder approval at a duly-called meeting of shareholders, and all unallocated options are subject to ratification by shareholders every three years thereafter. Shareholders last ratified unallocated options under the ESOP at an annual and special meeting of shareholders of the Company held on June 4, 2015. In accordance with the TSX rules, no further grants of stock options have been made under the ESOP since June 4, 2018, the date on which the ESOP has elapsed. However, Options may be granted under the 2019 ESOP with the exercise of such Options being subject to Shareholder approval of the 2019 ESOP at the Meeting.

On March 12, 2019, the Board of Directors adopted the 2019 ESOP. Accordingly, at the Meeting, shareholders will be asked to consider and if deemed advisable, to approve with or without variation, an ordinary resolution (the “2019 ESOP Resolution”)

approving the 2019 ESOP, as required by the TSX. The text of the 2019 ESOP Resolution is annexed as Schedule B to this Circular.

In accordance with the rules of the TSX, in order to be adopted, the 2019 ESOP Resolution must be approved by a majority of the votes cast by the shareholders of the Company, either present in person or represented by proxy at the Meeting. The Board recommends that shareholders vote in favour of the adoption of the 2019 ESOP Resolution. Unless otherwise specified, the persons named in the accompanying form of proxy or voting instruction form intend to vote FOR the 2019 ESOP Resolution.

On March 28, 2019, subject to shareholder approval of the plan, the Company granted an aggregate of 392,986 stock options under the 2019 ESOP, as follows:

	Number of Options	Option Exercise Price (CDN$)	Option Expiration Date
Officers who are also directors	176,395	17.54	3/28/2029
Officers who are not directors	123,766	17.54	3/28/2024
Employees/consultants	92,825	17.54	3/28/2024

If the 2019 ESOP Resolution is not passed at the Meeting, the above grants will be cancelled and no further grants of stock options will be made under the 2019 ESOP.

The purpose of the 2019 ESOP is to promote a proprietary interest in the Company among the executives, key employees and consultants of the Company and its subsidiaries, in order to both encourage such persons to further the development of the Company and assist the Company in attracting and retaining key personnel necessary for the Company’s long-term success. The Board of Directors designates from time-to-time those persons to whom options are to be granted and determines the number of common shares subject to such options. Generally, participation is limited to persons holding positions that can have an impact on the Company’s long-term results. The number of common shares to which the options relate is determined by taking into account, inter alia, the market value of the common shares and each optionee’s base salary.

The following is a description of certain features of the 2019 ESOP. A copy of the 2019 ESOP is attached as Appendix A to Schedule B hereto. The following summary is qualified in its entirety by the actual text of the 2019 ESOP.

The 2019 ESOP allows for the grant of Options to the employees and consultants of the Company and its subsidiaries. The 2019 ESOP does not allow for the grant of Options to non-management, non-employee members of the Board of Directors. Our Board of Directors shall be responsible for administering the 2019 ESOP, and the HRCC shall make recommendations to the Board of Directors in respect of matters relating to the 2019 ESOP.
The Board of Directors, in its sole discretion, shall from time to time designate the employees or consultants to whom Options shall be granted, the number of Common Shares to be covered by each Option granted and the terms and conditions of such Option.
The maximum number of Common Shares issuable under the 2019 ESOP shall not exceed 10% of the issued and outstanding Common Shares, as calculated on the date of grant of each Option. The foregoing maximum does not include the Options previously granted pursuant to the ESOP. All of the Common Shares covered by exercised, expired, cancelled or forfeited Options shall become available Common Shares for the purposes of Options that may be subsequently granted under the 2019 ESOP.
Any holder, at the time of the granting of the Option, may hold more than one Option. However, no holder will be able to hold Options under the 2019 ESOP or any other security based compensation arrangement of the Company to purchase Common Shares exceeding 5% of the number of Common Shares issued and outstanding from time to time. The number of Common Shares issuable to insiders of the Company, at any time, under the 2019 ESOP or any other security based compensation arrangement of the Company cannot exceed 10% of the Company’s total issued and outstanding Common Shares. In addition, the number of Common Shares issued to insiders of the Company, within any one year period, under the 2019 ESOP or any other security based compensation arrangement of the Company cannot exceed 10% of the Company’s total issued and outstanding Common Shares.
The exercise price for each Common Share covered by an Option shall be established by the Board at the time of grant, but shall not be less than the closing market price of the Common Shares on the TSX on the trading day immediately preceding the date of grant of the Option. The Board of Directors has the discretion to determine the vesting schedule of the Option and the Board shall have the full power and authority to accelerate the vesting or exercisability of all or any portion of any Option.

An Option shall be exercisable after satisfaction of the vesting conditions, if any, established by the Board and shall terminate not later than ten years after the date of the granting of the Option. The 2019 ESOP provides that the exercise period shall automatically be extended if the date on which it is scheduled to terminate shall fall during a blackout period or within ten business days after the last day of a blackout period. In such cases, the extended exercise period shall terminate ten business days after the last day of the blackout period, provided that the Option shall terminate earlier on the scheduled termination date if necessary for compliance with Section 409A of the Internal Revenue Code of 1986, as amended.
The 2019 ESOP also provides that equitable adjustments, if any, will be made by the Board of Directors in connection with any reorganization, change in the number of issued and outstanding Common Shares of the Company by reason of stock dividend, stock split, reverse stock split, recapitalization, merger, consolidation, combination or exchange of shares or other similar corporate change, including adjustments to the kind of shares issuable under the 2019 ESOP, exercise price and/or the number or kind of shares to which a holder is entitled upon exercise of Options.
The following table generally describes the impact of certain events upon the rights of holders of Options under the 2019 ESOP:

Event	Provisions
Resignation or termination for any reason (other than for fraud or other serious misconduct)
Forfeiture of all unvested Options

Exercise vested Options before the earlier (i) 90 days after termination, or (ii) the expiration of the Option period

(or as otherwise expressly provided in an employment or consultant contract)

Termination for fraud or other serious misconduct	Forfeiture of all vested and unvested Options
Death, Retirement or permanent disability	Immediate vesting of all unvested Options Exercise vested Options before the earlier (i) 365 days after event, or (ii) the expiration of the Option period
Involuntary termination (other than for fraud or other serious misconduct) or Resignation for Good Reason (as defined in the 2019 ESOP), in each case, within 2 years of a Change of Control	Immediate vesting of all unvested Options
Change of Control
As determined by the Company in its sole discretion:
(i) continuation of the Option in accordance with its terms;
(ii) equitable assumption, conversion or exchange of Options into or for options, rights or other securities in any entity participating in or resulting from a Change of Control;
(iii) cancellation or deemed exercise of Options (whether vested or unvested) with fully vested payment to the holder of an amount per cancelled or deemed exercised Option share (whether vested or unvested) equal to the positive difference between the per share Change of Control price and the applicable exercise price and taxes; and/or
(iv) cancellation without payment to the holder (with possibility to exercise all vested and unvested Options for fully vested shares within 21 days prior to the Change of Control or such other reasonable period under the circumstances).

To the extent that (i) and/or (ii) applies to an Option and such Option will cease to cover securities listed on a North American stock exchange, the holder can exercise all vested and unvested Options for fully vested shares within 21 days prior to the Change of Control or such other reasonable period under the circumstances.

For the purposes of the 2019 ESOP, “Change of Control” means (i) the sale of all or substantially all of the assets of the Company on a consolidated basis, in one transaction or a series of related transactions, to a person that is not a subsidiary, (ii) a merger, reorganization or consolidation pursuant to which the holders of the Company’s outstanding voting rights immediately prior to such transaction do not own a majority of the outstanding voting rights of the resulting or successor entity (or its ultimate parent, if applicable) immediately upon completion of such transaction, (iii) any person or a group of persons acting jointly or in concert becoming the beneficial owner, directly or indirectly, of shares carrying at least a majority of the outstanding voting rights of the

Company, or (iv) any other transaction in which the owners of the Company’s outstanding voting rights prior to such transaction do not own at least a majority of the outstanding voting rights of the Company or any successor entity immediately upon completion of the transaction other than as a result of the acquisition of securities directly from the Company.
The Board of Directors may amend the 2019 ESOP or any Option at any time without the consent of the holders of Options provided that such amendment shall (i) not adversely alter or impair any Option previously granted except as permitted by the terms of the 2019 ESOP, (ii) be subject to any required approval of any securities regulatory authority or the TSX, and (iii) be subject to shareholder approval, where required, by law, the requirements of the TSX or the 2019 ESOP, provided however that shareholder approval shall not be required for the following amendments and the Board of Directors may make any changes which may include but are not limited to:

•	amendments of a general housekeeping or clerical nature that, among others, clarify, correct or rectify any ambiguity, defective provision, error or omission in the 2019 ESOP;

•	amendments necessary to comply with applicable laws or the requirements of any securities regulatory authority or stock exchange;

•
modifying the terms and conditions, including restrictions, not inconsistent with the terms of the 2019 ESOP, of any Option, which terms and conditions may differ among individual Option grants and holders of Options;

•
modifying the periods referred to in the 2019 ESOP during which vested Options may be exercised, provided that the Option period is not extended beyond ten years after the date of the granting of the Option (subject to the extension applicable in the event of a blackout period) or, in the case of an Options subject to U.S. taxation with an original maximum term of less than ten years, beyond such term;

•	amendments with respect to the vesting period or with respect to circumstances that would accelerate the vesting of Options;

•	any amendment resulting from or due to the alteration of share capital as more fully set out in the 2019 ESOP;

•	amendments to the provisions relating to the administration of the 2019 ESOP; and

•	suspending or terminating the 2019 ESOP.
For greater certainty, the Board of Directors shall be required to obtain shareholder approval to make the following amendments:

•	a reduction in the exercise price of Options or a cancellation and reissuance of Options or other entitlements;

•
an extension of the maximum exercise period of an Option beyond the maximum original expiry date established for such Option at the time of grant (subject to the extension applicable in the event of a blackout period);

•	any amendment to remove or to exceed the limits on holdings by insiders;

•	an increase to the maximum number of Common Shares issuable under the 2019 ESOP;

•
any amendment to expand the definition of “Optionee” provided in the 2019 ESOP, including an amendment that may permit the introduction or reintroduction of a member of a Board who is not an employee of the Company or a subsidiary as an eligible participant;

•	any amendment that would extend the term of an Option granted to an insider for the purposes of the TSX Company Manual;

•	any amendment which would permit Options granted under the 2019 ESOP to be transferable or assignable other than for normal estate settlement purposes; and

•	any amendment to the amendment provisions of the 2019 ESOP.
For the first three bullet points above, the votes attached to shares held directly or indirectly by insiders benefiting directly or indirectly from the amendment must be excluded. In addition, with respect to the last bullet point above, where the amendment will disproportionately benefit one or more insiders over other holders of Options, the votes of shares held directly or indirectly by those insiders receiving the disproportionate benefit must be excluded.
Options granted under the 2019 ESOP are not assignable or transferable other than by will or under the law of succession.

A copy of the 2019 ESOP is available under the Company’s profile on SEDAR at www.sedar.com and can be obtained at no charge by contacting the Secretary of the Company at 9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Québec H4M 2X5, telephone (514) 731-7591.

APPROVAL OF THE RIGHTS PLAN CONTINUATION

The Company originally adopted the Rights Plan on December 14, 2015. The Rights Plan was adopted to (i) provide shareholders and the Board of Directors with adequate time to consider and evaluate any take-over bid made for the outstanding Shares; (ii) provide the Board of Directors with adequate time to identify, develop and negotiate value-enhancing alternatives to any such take-over bid; (iii) encourage the fair treatment of shareholders in connection with any take-over bid made for the outstanding Shares; and (iv) generally prevent any person from acquiring beneficial ownership of or the right to vote more than 20% of the outstanding Shares (or where such person already owns more than 20% of the Shares, from acquiring ownership of or the right to vote any additional Shares) while this process is ongoing or entering into arrangements or relationships that have a similar effect.

In order to remain effective, the terms of the Rights Plan require that its continued existence be ratified at the Meeting by the “independent shareholders” (as such term is defined in the Rights Plan) and, in accordance with the rules of the TSX, at every third annual meeting of the Company thereafter. If the Rights Plan resolution is passed by the shareholders at the Meeting, the existing Rights Plan will remain in effect without amendment. If the Rights Plan resolution is not passed by the shareholders at the Meeting, the Rights Plan will be cancelled and any rights issued thereunder will be redeemed or cancelled immediately following the termination of the Meeting.

Subject to ratification by shareholders at the Meeting, and provided a Flip-In Event has not occurred prior to such time, the Rights Plan will be in effect until the end of the annual meeting of the shareholders to be held in 2022, unless shareholders adopt a resolution for the continuance of the Rights Plan prior to or at such meeting.If the shareholders approve such resolution, the Rights Plan, in order to be continued, will require shareholders approval of continuance of the Rights Plan at every third annual meeting of shareholders of the Company.

The following description of the Rights Plan is qualified in its entirety by the terms of the Rights Plan Agreement entered into between the Company and CST Trust Company, now AST Trust Company (Canada).
Objective of the Rights Plan

The objective of the Rights Plan is to provide the Board of Directors with additional time, in the event of an unsolicited take-over bid, to develop and propose alternatives to the bid and negotiate with the offeror, as well as to ensure, to the extent possible, that all of the Company’s shareholders will be treated equally and fairly in connection with any take-over bid for the Company, and lessen the pressure on shareholders to tender to a bid.

The Rights Plan is designed to prevent the use of coercive and/or abusive take-over techniques and to encourage any potential acquirer to negotiate directly with the Board of Directors for the benefit of all of the Company’s shareholders. In addition, the Rights Plan is intended to provide increased assurance that a potential acquirer would pay an appropriate control premium in connection with any acquisition of the Company.

The Rights Plan utilizes the mechanism of a “Permitted Bid” (as defined therein) to attempt to ensure that a person seeking to acquire beneficial ownership of 20% or more of the Company’s Shares gives shareholders and the Board of Directors sufficient time to evaluate the transaction, negotiate with the proposed acquirer, encourage competing bids to emerge, and ensure that all alternatives to the transaction designed to maximize shareholder value have been considered.

The Rights Plan will provide the Board of Directors with time to review any unsolicited take-over bid that may be made and to take action to identify, develop and negotiate value-enhancing alternatives, if appropriate, to any unsolicited take-over bid. The Rights Plan attempts to protect shareholders by requiring all potential offerors to comply with the conditions specified in the Permitted Bid provisions, failing which such offerors are subject to the dilutive features of the Rights Plan. By creating the potential for substantial dilution of an offeror’s position, the Rights Plan encourages an offeror to proceed by way of a Permitted Bid or to approach the Board of Directors with a view to negotiation.

Operation of the Rights Plan

Pursuant to the Rights Plan, one Right was issued in respect of each Share issued and outstanding on the date of signature of the Rights Plan Agreement entered into between the Company and CST Trust Company, now AST Trust Company (Canada). In addition, one Right will be issued for each additional Share issued thereafter. Each Right initially entitles the registered holder thereof to purchase from the Company one Share at a price equal to (i) until the “Separation Time” (as defined in the Rights Plan), an amount equal to four times the “Market Price” (as defined in the Rights Plan), from time to time, per Share; and (ii) from and after the Separation Time, an amount equal to four times the Market Price, as at the Separation Time, per Share, subject to certain anti-dilution adjustments. The Rights are not exercisable until the Separation Time.
Trading and Exercise of Rights

Until the Separation Time, the Rights trade together with the Shares. After the Separation Time, the Rights are exercisable, and are transferable separately from the Shares.
Flip-In Event

The acquisition by a person or any of its affiliates or associates or any person acting jointly or in concert with any of them of beneficial ownership of 20% or more of the Shares, other than by way of a Permitted Bid or certain other exceptions, is referred to as a “Flip-In Event”. Any rights beneficially owned by an “Acquiring Person” upon the occurrence of a Flip-In Event will be void, as will any Rights beneficially owned by associates, affiliates or persons acting jointly or in concert with an Acquiring Person, and transferees thereof. After the occurrence of a Flip-In Event, each Right (other than those that are void) will permit the holder to purchase Shares from the Company with an aggregate Market Price on the date of consummation or occurrence of the Flip-In Event equal to twice the “Exercise Price” (as defined in the Rights Plan) for an amount in cash equal to the Exercise Price.
Permitted Bid Requirements

The requirements of a Permitted Bid include the following:

1.	the take-over bid must be made by way of a take-over bid circular;

2.
the take-over bid must be made to all holders of Shares as registered in the books of the Company (other than Shares held by the offeror or any associate or affiliate of the offeror or any person acting jointly or in concert with any of them);

3.
the take-over bid must contain, and the take-up and payment for securities tendered or deposited thereunder is subject to, irrevocable and unqualified conditions that: (i) no Shares shall be taken up or paid for pursuant to the take-over bid prior to the close of business on a date that is earlier than 60 days following the date on which the take-over bid was made or such longer period as may be prescribed as the minimum deposit period under applicable Canadian law; and (ii) no Shares shall be taken up or paid for pursuant to the take-over bid unless at the date referred to in (i) above, more than 50% of the aggregate outstanding Shares held by “independent shareholders” shall have been deposited or tendered pursuant to the take-over bid and not withdrawn;

4.
the take-over bid must contain an irrevocable and unqualified provision that unless the take-over bid is withdrawn, Shares may be deposited pursuant to such take-over bid at any time during the period of time between the date of the take-over bid and the date on which Shares may be first taken up and paid for as provided in clause (3)(i) above and that any Shares deposited pursuant to the take-over bid may be withdrawn until taken up and paid for; and

5.
the take-over bid must contain an irrevocable and unqualified provision that unless the take-over bid is withdrawn, if on the date on which Shares may be taken up or paid for, more than 50% of the aggregate outstanding Shares held by “independent shareholders” shall have been deposited or tendered pursuant to the take-over bid and not withdrawn, the offeror will make a public announcement of that fact and the take-over bid will remain open for deposits and tenders of Shares for not less than ten business days from the date of such public announcement.

The usual provisions regarding “permitted lock-up agreements” are included in the Rights Plan.

The Rights Plan allows a competing bid to be made while a Permitted Bid or a “Competing Permitted Bid” (as defined in the Rights Plan) (the “Prior Bid”) is in existence. A competing bid must satisfy all the requirements of a Permitted Bid, except that Shares may be taken up under a competing bid only on the later of (i) 35 days after the date of the competing bid or such longer period as may be prescribed as the minimum deposit period under applicable Canadian law; and (ii) the earliest date on which Shares may be taken up or paid under any Prior Bid in existence at the date of competing bid.
Waiver and Redemption
The Board of Directors may, prior to a Flip-In Event, waive the dilutive effects of the Rights Plan in respect of a particular Flip-In Event relating to a take-over bid to all holders of Shares provided that, if waived or deemed to have been waived in respect of any take-over bid made to all shareholders, it shall thereafter be deemed to have been waived in respect of any other take-over bid made to all shareholders prior to the expiry of the former take-over bid. At any time prior to the occurrence of a Flip-In Event, the Board of Directors may, with the prior consent of the holders of Rights, redeem all, but not less than all, of the then-outstanding Rights at a redemption price of $0.00001 each.

In order to be adopted, the resolution approving the continuation of the Rights Plan requires a majority of the votes cast by shareholders voting in person or by proxy at the Meeting. The resolution approving continuation of the Rights Plan is annexed as Schedule C to the Circular. The Board of Directors recommends that shareholders vote FOR the resolution approving continuation of the Rights Plan. Unless otherwise specified, the persons named in the accompanying form of proxy or voting instruction form intend to vote FOR the resolution approving the continuation of the Rights Plan.

A copy of the Rights Plan is available under the Company’s profile on SEDAR at www.sedar.com and can be obtained at no charge by contacting the Secretary of the Company at 9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Québec H4M 2X5, telephone 514-731-7591.

ELECTION OF DIRECTORS
Number of Directors
The Board of Directors currently consists of eight directors. The persons named in the enclosed form of proxy intend to vote for the election of the eight nominees whose names are set out below. Each director will hold office until the next annual meeting of shareholders or until the election of his or her successor, unless the director’s seat on the Board of Directors becomes vacant for any reason.

The Nominated Directors
The following are profiles of each of the eight persons proposed to be nominated for election as a director. Information in this Circular regarding the number of Shares held or over which control or direction is exercised by each director was provided to the Company by the respective directors.

	Robert M. Beil			Areas of Expertise:
Bob Beil worked for The Dow Chemical Company for 32 years, until September 2006. Mr. Beil held numerous positions in Sales, Marketing, Business and Executive Management at Dow Chemical, including serving as the North American Commercial Vice President for Dow’s Plastics Business. In this role, he was responsible for sales and marketing of more than $2 billion of polyethylene, polypropylene and polystyrene resins to Dow Chemical’s customers in all market segments in the United States, Canada and Mexico. In addition, he spent a portion of his career working in Dow’s Human Resources function, which was responsible for compensation design for Dow, a Fortune 500 company. Prior to his retirement, Mr. Beil was Corporate Vice President with functional oversight for all of Sales and Marketing at Dow Chemical.

Principal occupation(1): Corporate Director.
Strategy/Leading Growth Risk Management Mergers & Acquisitions Manufacturing/Operations Marketing/Sales Human Resources/Compensation International Markets Packaging Industry
Phoenix, Arizona, USA Current position with the Company: Director Director since: September 2007 Age: 66 Independent
	Board/Committee Memberships with the Company		Other Public Companies Currently Serving
			Directorships	Committees
Board of Directors Human Resources and Compensation Committee (chairman) Corporate Governance and Nominating Committee (member)
Shares & DSUs Held
Minimum level of ownership	Number of Common Shares	Number of DSUs	Total Market Value (CDN$) (2)	Compliance with minimum share ownership requirement (3)
10,000 shares	42,133	27,201	$1,300,013	Yes

(1)	Mr. Beil has held this occupation for the last five years.

(2)	Value calculated based on the closing price of the Company’s common shares on the TSX (being CDN$18.75), shares and DSUs held on March 13, 2019.

(3)
Deferred share units are included in determining whether the minimum share ownership requirements have been satisfied. For more information see sections entitled "Minimum Share Ownership Requirement" and "Director Compensation".

	Frank Di Tomaso, FCPA,FCA,ICD.D			Areas of Expertise:
Frank Di Tomaso has been a Canadian Chartered Professional Accountant since 1972, and an ICD.D since 2009. He was a Partner and Advisory Partner at Raymond Chabot Grant Thornton LLP from 1981 until 2012 where he held the position of Managing Partner Audit – Public Companies. He is currently serving on the boards of ADF Group Inc., Birks Group Inc., National Bank Trust, National Bank Life Assurance Company and Laurentian Pilotage Authority and has also served on the boards of Redline Communications Inc., Yorbeau Resources Inc., Ordre des comptables agréés du Québec, Raymond Chabot Grant Thornton and Grant Thornton. Mr. Di Tomaso is engaged both in the business and the social community while being a member of many business associations and not-for-profit organizations. In that regard, he received the Award of Distinction from the John Molson School of Business – Concordia University, Montreal, Québec in 2004, in recognition of his outstanding contribution to the World of Business and the community.

Principal occupation(1): Corporate Director.

Strategy/Leading Growth Capital Markets Finance/Accounting Risk Management Mergers & Acquisitions Marketing/Sales Human Resources/Compensation Information Technology Governance Auditing Restructuring
Montreal, Québec, Canada Current position with the Company: Director Director since: August 2014 Age: 72 Independent
	Board/Committee Memberships with the Company		Other Public Companies Currently Serving
			Directorships	Committees
	Board of Directors Audit Committee (chairman) Corporate Governance and Nominating Committee (member)		ADF Group Inc. Birks Group Inc.	Audit Committee (chairman) Audit Committee (chairman)
Shares & DSUs Held
Minimum level of ownership	Number of Common Shares	Number of DSUs	Total Market Value (CDN$) (2)	Compliance with minimum share ownership requirement (3)
10,000 shares	10,000	21,285	$586,594	Yes

(1)	Mr. Di Tomaso has held this occupation for the last five years.

(2)	Value calculated based on the closing price of the Company’s common shares on the TSX (being CDN$18.75), shares and DSUs held on March 13, 2019.

(3)
Deferred share units are included in determining whether the minimum share ownership requirements have been satisfied. For more information see sections entitled "Minimum Share Ownership Requirement" and "Director Compensation".

	Robert J. Foster			Areas of Expertise:
Robert J. Foster, B.A., M.A. (Economics), C.F.A., is Founder, President and CEO of Capital Canada Limited, an independent investment banking firm providing financial services to entrepreneurs and companies. Capital Canada provides negotiating and structuring for mergers and acquisitions, debt and equity financing, as well as valuation and fairness opinion services. Mr. Foster focuses on the aviation, media, entertainment and sports sectors. His career background includes periods as an analyst, director of research, corporate finance, sales and director of institutional sales at Dominion Securities. Mr. Foster has served on the boards of CHC Helicopters, Golf Town Income Fund, Cargojet, Canada 3000 and Canadian Airlines Regional in addition to currently serving on a number of private company boards. In the community, he is currently Chair of the TO Live Theatre Board, Chair of the 20th Canadian Arts Summit, Chair of Business for the Arts and is on the board of the Harbourfront Foundation. Mr. Foster served as Chair of Toronto’s Artscape and Lead Co-Chair for the Creative Capital Gains Report for the City of Toronto in 2011, a guiding document for Toronto’s cultural growth over the next decade. Robert Foster served as Chair on a broad range of not-for-profit organizations over the years including the Governor General’s Performing Arts Awards; the Woodrow Wilson International Centre for Scholars (Canada) Dinner; Capital Campaign for Chair in Economics at Queen’s University; Richard J. Schmeelk Foundation; PC Canada Fund; and PC Ontario Fund, and served on the boards of Memorial University in St. John’s, Newfoundland; the Art Gallery of Ontario and the National Aboriginal Achievement Foundation.

Principal occupation(1): CEO and President, Capital Canada Limited (investment banking firm).

Strategy/Leading Growth Capital Markets Finance/Accounting Risk Management CEO/COO Experience Mergers & Acquisitions Human Resources/Compensation Information Technology Governance Restructuring
Toronto, Ontario, Canada Current position with the Company: Director Director since: June 2010 Age: 76 Independent
	Board/Committee Memberships with the Company		Other Public Companies Currently Serving
			Directorships	Committees
Board of Directors Executive Committee (member) Audit Committee (member) Human Resources and Compensation Committee (member)
Shares & DSUs Held
Minimum level of ownership	Number of Common Shares	Number of DSUs	Total Market Value (CDN$) (2)	Compliance with minimum share ownership requirement (3)
10,000 shares	50,100	44,372	$1,771,350	Yes

(1)	Mr. Foster has held this occupation for the last five years.

(2)	Value calculated based on the closing price of the Company’s common shares on the TSX (being CDN$18.75), shares and DSUs held on March 13, 2019.

(3)
Deferred share units are included in determining whether the minimum share ownership requirements have been satisfied. For more information see sections entitled "Minimum Share Ownership Requirement" and "Director Compensation".

	James Pantelidis			Areas of Expertise:
James Pantelidis has more than 30 years of experience in the petroleum industry. He is Chairman of the Board and Chairman of the Supply and Development Committee of Parkland Fuel Corporation (marketer of petroleum products) and has served as a director thereof since 1999. Mr. Pantelidis served as a director and Chairman of the Board of EnerCare Inc. from 2002 to 2018. He previously served on the Board of RONA Inc. (Chairman of the Human Resources and Compensation Committee) and Industrial Alliance Insurance and Financial Services Inc. (Chairman of the Investment Committee and member of Human Resources and Compensation Committee). From 2008 to 2011, Mr. Pantelidis served as a Non-Executive Director of Equinox Minerals Ltd. (Chairman of the Human Resources and Compensation Committee). From 2002 to 2006, Mr. Pantelidis was on the board of FisherCast Global Company and served as Chairman and Chief Executive Officer from 2004 to 2006. From 2002 to 2004, Mr. Pantelidis was President of J.P. & Associates, a strategic consulting group. Between 1999 and 2001, Mr. Pantelidis served as Chairman and Chief Executive Officer for the Bata International Organization. Mr. Pantelidis has a Bachelor of Science degree and a Master of Business Administration degree, both from McGill University, Montreal, Québec.

 Principal occupation(1): Corporate Director.

Strategy/Leading Growth

Capital Markets

Finance/Accounting

Risk Management

Mergers & Acquisitions

Manufacturing/Operations

Marketing/Sales

Human Resources/Compensation

Information Technology

Governance

International Markets

Restructuring

Toronto, Ontario, Canada Current position with the Company: Chairman of the Board of Directors Director since: May 2012 Age: 73 Independent
	Board/Committee Memberships with the Company		Other Public Companies Currently Serving
			Directorships	Committees
	Board of Directors (chairman) Executive Committee (member) Corporate Governance and Nominating Committee (chairman)		Parkland Fuel Corporation	Supply and Development Committee (chairman)
Shares & DSUs Held
Minimum level of ownership	Number of Common Shares	Number of DSUs	Total Market Value (CDN$) (2)	Compliance with minimum share ownership requirement (3)
10,000 shares	31,560	21,313	$991,369	Yes

(1)	Mr. Pantelidis has held this occupation for the last five years.

(2)	Value calculated based on the closing price of the Company’s common shares on the TSX (being CDN$18.75), shares and DSUs held on March 13, 2019.

(3)
Deferred share units are included in determining whether the minimum share ownership requirements have been satisfied. For more information see sections entitled "Minimum Share Ownership Requirement" and "Director Compensation".

	Jorge N. Quintas			Areas of Expertise:
Jorge Quintas started in 1970 as a Director in the cable industry and since 2002 has been the President of Nelson Quintas SGPS, SA, a holding company for the manufacturing of electrical and telecommunication cables, hazardous waste treatment plants, a telecommunications network in Brazil and real estate. Mr. Quintas has and continues to serve in executive capacities and/or as a director of various other private companies, most of which are based in Portugal. The companies with which Mr. Quintas serves as an executive are involved in a range of industrial activities, including the distribution and/or manufacture of natural gas, energy and telecommunications cables, fiber-optic cables, cables for the automotive industry and other types of cables.

Principal occupation(2): President, Nelson Quintas SGPS, SA (holding company for manufacturer of electrical and telecommunication cables).

Strategy/Leading Growth Finance/Accounting Risk Management CEO/COO Experience Manufacturing/Operations Marketing/Sales Human Resources/Compensation International Markets Packaging Industry
Porto, Portugal Current position with the Company: Director(1) Director since: June 2009 Age: 72 Independent
	Board/Committee Memberships with the Company		Other Public Companies Currently Serving
			Directorships	Committees
Board of Directors Human Resources and Compensation Committee (member)
Shares & DSUs Held
Minimum level of ownership	Number of Common Shares	Number of DSUs	Total Market Value (CDN$) (3)	Compliance with minimum share ownership requirement (4)
10,000 shares	50,508	39,315	$1,684,181	Yes

(1)	Mr. Quintas was also a director of the Company from May 2005 to June 2006.

(2)	Mr. Quintas has held this occupation for the last five years.

(3)	Value calculated based on the closing price of the Company’s common shares on the TSX (being CDN$18.75), shares and DSUs held on March 13, 2019.

(4)
Deferred share units are included in determining whether the minimum share ownership requirements have been satisfied. For more information see sections entitled "Minimum Share Ownership Requirement" and "Director Compensation".

	Mary Pat Salomone			Areas of Expertise:

Mary Pat Salomone is a corporate director. From 2010 to 2013, she was Senior Vice President & Chief Operating Officer of Babcock & Wilcox Company (“B&W”), with more than 23,000 employees and 30 locations worldwide. Prior to that, Ms. Salomone held several senior positions with B&W, including Manager of Business Development and Manager of Strategic Acquisitions. From 1998 through 2007, Ms. Salomone was an officer of Marine Mechanical Company, which B&W acquired in 2007, including serving as President and Chief Executive Officer from 2001 through 2007.

Ms. Salomone is currently on the Board of Directors of TransCanada Corporation, where she serves on the Governance Committee as well as on the Health, Safety, Sustainability and Environment Committee. Ms. Salomone has served as a director of Herc Holdings, Inc since 2016 and is the chairperson of the Compensation Committee as well as a member of the Nominating and Governance Committee. She is also a trustee of the Youngstown State University Foundation.

Ms. Salomone has a Bachelor of Engineering in Civil Engineering from Youngstown State University in Youngstown, Ohio and a Master of Business Administration from Baldwin Wallace College in Berea, Ohio. She completed the Advanced Management Program at Duke University’s Fuqua School of Business in 2011.

Principal occupation(1): Corporate Director.

Strategy/Leading Growth

Finance/Accounting

Risk Management

CEO/COO Experience

Mergers & Acquisitions

Manufacturing/Operations

Human Resources/Compensation

Information Technology

Governance

International Markets

Engineering

Restructuring

Energy/Utilities

Naples, Florida, USA Current position with the Company: Director Director since: November 2015 Age: 59 Independent

	Board/Committee Memberships with the Company		Other Public Companies Currently Serving
			Directorships	Committees
	Board of Directors Audit Committee (member) Human Resources and Compensation Committee (member)		TransCanada Corporation	Governance Committee (member); Health, Safety, Sustainability & Environment Committee (member)
TransCanada PipeLines Limited
			Herc Holdings, Inc.	Compensation Committee (chairperson); Nominating and Governance Committee (member)
Shares & DSUs Held
Minimum level of ownership	Number of Common Shares	Number of DSUs	Total Market Value (CDN$) (2)	Compliance with minimum share ownership requirement (3)
10,000 shares	—	16,548	$310,275	Yes

(1)	Ms. Salomone has held this occupation for the last five years.

(2)	Value calculated based on the closing price of the Company’s common shares on the TSX (being CDN$18.75), shares and DSUs held on March 13, 2019.

(3)
Deferred share units are included in determining whether the minimum share ownership requirements have been satisfied. For more information see sections entitled "Minimum Share Ownership Requirement" and "Director Compensation".

	Gregory A.C. Yull		Areas of Expertise:
Gregory Yull was named President and Chief Executive Officer of the Company in June 2010 and was appointed to the Board of Directors in August 2010. Prior to his current position, Mr. Yull was President of the Tapes and Films Division of the Company from October 2005, where he was responsible for the North American and European operations spanning 15 locations and providing leadership for a 1,500-person workforce. Prior to that, he served as Executive Vice President of the Industrial Business Unit for Tapes & Films of the Company from November 2004 and prior thereto was President, Film Products of the Company from June 1999. He has also held various positions at the Company in Sales and Product Management and had extensive functional responsibilities supporting the Fibope business division. Mr. Yull has been with the Company since 1991.

Principal occupation(1): President and Chief Executive Officer of the Company.

Strategy/Leading Growth

Finance/Accounting

Risk Management

CEO/COO Experience

Mergers & Acquisitions

Manufacturing/Operations

Marketing/Sales

Human Resources/Compensation

International Markets

Packaging Industry

Restructuring

Sarasota, Florida, USA Current position with the Company: President and Chief Executive Officer Director Director since: August 2010 Age: 51 Non-Independent
	Board/Committee Memberships with the Company	Other Public Companies Currently Serving
		Directorships	Committees
Board of Directors Executive Committee (member)
Shares Held
Minimum level of ownership	Number	Total Market Value (CDN$) (2)	Compliance with minimum share ownership requirement
A value equal to at least two times annual salary	708,619	$13,286,606	Yes

(1)	Mr. Yull has held this occupation for the last five years.

(2)	Value calculated based on the closing price of the Company’s common shares on the TSX (being CDN$18.75) and shares held on March 13, 2019.

	Melbourne F. Yull			Areas of Expertise:
Melbourne F. Yull has been an entrepreneur for most of his business career. He founded the Company in 1981 and by 2006 had grown it to approximately CDN $1 billion in revenue. He was Chief Executive Officer and Chairman of the Board of the Company until his retirement in 2006. Prior to starting the Company, he was an original partner in a major Canadian paper converter and founded a plastic company that was the first to develop and commercialize the transition to plastic bags from paper in the retail market. Mr. Yull was Québec’s Entrepreneur of the Year in 1995 and serves on numerous private company boards.

Principal occupation(2): President, Samanna Properties LLC and Affinity Kitchen & Bath LLC.

Strategy/Leading Growth Capital Markets Finance/Accounting Risk Management CEO/COO Experience Mergers & Acquisitions Manufacturing/Operations Marketing/Sales Governance International Markets Packaging Industry
Siesta Key, Florida, USA Current position with the Company: Director Director since: June 2007(1) Age: 78 Non-Independent
	Board/Committee Memberships with the Company		Other Public Companies Currently Serving
			Directorships	Committees
Board of Directors Executive Committee (chairman)
Shares & DSUs Held
Minimum level of ownership	Number of Common Shares	Number of DSUs	Total Market Value (CDN$) (3)	Compliance with minimum share ownership requirement (4)
10,000 shares	1,734,629	28,959	$33,067,275	Yes

(1)
Mr. Yull was also a director of the Company from its incorporation on December 22, 1989 to June 14, 2006 (when he retired as Chairman of the Board of Directors and Chief Executive Office of the Company) and, prior thereto, a director of a predecessor company from 1981. He served as Executive Director of the Company from June 28, 2007 to June 8, 2010.

(2)	Mr. Yull has held this occupation for the last five years.

(3)	Value calculated based on the closing price of the Company’s common shares on the TSX (being CDN$18.75), shares and DSUs held on March 13, 2019.

(4)
Deferred share units are included in determining whether the minimum share ownership requirements have been satisfied. For more information see sections entitled "Minimum Share Ownership Requirement" and "Director Compensation".

Director Information
The following table sets out information regarding the eight current members of the Board of Directors, each of whom is proposed to be nominated for election as a director at the Meeting:

Name	Director Since	Executive Committee	Audit Committee	Human Resources and Compensation Committee	Corporate Governance and Nominating Committee
Robert M. Beil	2007			Chair	Member
Frank Di Tomaso	2014		Chair		Member
Robert J. Foster	2010	Member	Member	Member
James Pantelidis	2012	Member			Chair
Jorge N. Quintas	2009			Member
Mary Pat Salomone	2015		Member	Member
Gregory A.C. Yull	2010	Member
Melbourne F. Yull	2007	Chair
Board and Committee Attendance
During the 2018 fiscal year, there were six meetings of the Board of Directors, seven meetings of the Human Resources and Compensation Committee (“HRCC”), one meeting of the Corporate Governance and Nominating Committee (“CGNC”), four meetings of the Audit Committee and one meeting of the Executive Committee. The following table sets out attendance of the members of the Board of Directors at meetings held during 2018.

Director	Board	Audit Committee	Human Resources and Compensation Committee	Corporate Governance and Nominating Committee	Executive Committee	Overall Attendance
Robert M. Beil	6/6 (100%)		7/7 (100%)	1/1 (100%)		14/14 (100%)
Frank Di Tomaso	6/6 (100%)	4/4 (100%)		1/1 (100%)		11/11 (100%)
Robert J. Foster	6/6 (100%)	4/4 (100%)	7/7 (100%)		1/1 (100%)	18/18 (100%)
James Pantelidis	6/6 (100%)	2/2 (1) (100%)		1/1 (100%)		9/9 (100%)
Jorge N. Quintas	6/6 (100%)		5/7 (2) (71%)			11/13 (85%)
Mary Pat Salomone	6/6 (100%)	4/4 (100%)	7/7 (100%)			17/17 (100%)
Gregory A.C. Yull	6/6 (100%)				1/1 (100%)	7/7 (100%)
Melbourne F. Yull	6/6 (100%)				1/1 (100%)	7/7 (100%)

(1)	Mr. Pantelidis attended two Audit Committee meetings prior to Mr. Pantelidis becoming the Chairman of the Board and no longer being a member of the Audit Committee.

(2)	Mr. Quintas was unable to attend two HRCC meetings due to illness.
In Camera Meetings
It is the practice of the Board of Directors to hold, on a regular basis following in-person meetings of the Board of Directors, in camera sessions at which only independent directors are in attendance. In 2018, there were ten such in camera sessions.

Director Tenure
The following chart sets out the tenure of the members of the Board of Directors as of April 24, 2019:
As of April 24, 2019, the approximate average tenure of the members of the Board of Directors was eight years and three months. As of April 24, 2019, the approximate average tenure of the independent, non-management members of the Board of Directors was seven years and seven months.
The CGNC regularly considers the composition of the Board. The key considerations are to balance the need for board refreshment to bring in new perspectives and the belief that longer-tenure directors possess institutional knowledge, each of which is critical to the success of our Board and the long-term interests of our shareholders. As a result, in November 2018, the Company formalized its director tenure policy. See “Director Tenure Policy” below.
Director Independence
The following table sets out the independence status of the directors, as defined in National Instrument 52-110 Audit Committees:

Director	Independent	Reason for non-independence
Robert M. Beil	Yes
Frank Di Tomaso	Yes
Robert J. Foster	Yes
James Pantelidis	Yes
Jorge N. Quintas	Yes
Mary Pat Salomone	Yes
Gregory A.C. Yull	No	President and Chief Executive Officer of the Company
Melbourne F. Yull	No	Immediate family member of the President and Chief Executive Officer of the Company

Directors’ Skills Matrix
The following table sets out the range of skills the Board of Directors perceives to be most important for the Company and indicates the extent to which they are met by current Board members:

Directors
Skills	Robert M. Beil	Frank Di Tomaso	Robert J. Foster	James Pantelidis	Jorge N. Quintas	Mary Pat Salomone	Gregory A.C. Yull	Melbourne F. Yull
Strategy / Leading Growth	✓	✓	✓	✓	✓	✓	✓	✓
Capital Markets		✓	✓	✓				✓
Finance / Accounting		✓	✓	✓	✓	✓	✓	✓
Risk Management	✓	✓	✓	✓	✓	✓	✓	✓
CEO / COO Experience			✓	✓	✓	✓	✓	✓
Mergers & Acquisitions	✓	✓	✓	✓		✓	✓	✓
Manufacturing / Operations	✓			✓	✓	✓	✓	✓
Marketing / Sales	✓	✓		✓	✓		✓	✓
Human Resources / Compensation	✓	✓	✓	✓	✓	✓	✓
Information Technology		✓	✓	✓		✓
Governance		✓	✓	✓		✓		✓
International Markets	✓			✓	✓	✓	✓	✓
Packaging Industry	✓				✓		✓	✓
Serving Together on Other Boards of Directors
The approach of the Board of Directors to “board interlocks” is that no more than two of the Company’s directors may sit on the same board of directors of a public company (other than the Company). The Board of Directors has determined that there are at present, among the Company’s directors, no common memberships on boards of directors of public companies.
Minimum Share Ownership Requirement
Directors who are not executive officers of the Company are required to own a minimum of 10,000 Shares within five years of joining the Board of Directors in order to remain eligible for future grants of Deferred Share Units (“DSUs”) under the Deferred Share Unit Plan (the “DSU Plan”). On February 3, 2016, the Board determined that DSUs will be included in determining whether the minimum share ownership requirements have been satisfied, on the basis that each DSU is equivalent to one Share for purposes of such determination. As of April 24, 2019, all seven directors who are not executive officers of the Company are in compliance with the minimum share ownership requirement. See section “Securities Authorized for Issuance under Equity Compensation Plans - Deferred Share Unit Plan” for more details on the 2018 DSU Plan amendment.
Cease-Trade Orders, Penalties and Sanctions
To the knowledge of the Company, none of the foregoing nominees for election as director of the Company:

(a)	is, or within the last ten years has been, a director, chief executive officer or chief financial officer of any company that:

(i)
was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under applicable securities legislation, and which in all cases was in effect for a period of more than 30 consecutive days (an “Order”), which Order was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer of such company; or

(ii)
was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer of such company.

(b)
is, or within the last ten years has been, a director or executive officer of any company that, while the proposed director was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; except for Mary Pat Salomone who was a director of Crucible Materials Corp. (“Crucible”) from May 2008 to May 1, 2009. On May 6, 2009, Crucible and one of its affiliates filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the US Bankruptcy Court for the District of Delaware. On August 26, 2010, the Bankruptcy Court entered an Order confirming Crucible’s Second Amended Chapter 11 Plan of Liquidation, or

(c)
has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his assets.

None of the foregoing nominees for election as director of the Company has been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.
Majority Voting for Directors
In April 2013, the Board of Directors adopted a majority voting policy. Under this policy, in an uncontested election of directors, any nominee proposed for election as a director who receives a greater number of “withheld” votes than “for” votes is expected, to promptly following the date of the shareholders’ meeting at which the election occurred, tender his or her resignation to the Chairman of the Board of Directors for consideration by the CGNC, with the resignation to take effect upon acceptance by the Board of Directors. This policy applies only to “uncontested elections”, that is elections in which the number of nominees for director is equal to the number of directors to be elected.
The Board of Directors will act on the CGNC’s recommendation within 90 days following the date of the shareholders’ meeting at which the election occurred. Following the Board of Directors’ decision on the CGNC’s recommendation, the Board of Directors will promptly disclose, by way of a press release, the Board of Directors’ decision whether or not to accept the director’s resignation offer, together with an explanation of the process by which the decision was made and, if applicable, the Board of Directors’ reason or reasons for rejecting the tendered resignation.
The CGNC will be expected to accept the resignation except in situations where extenuating circumstances would warrant the applicable director continuing to serve on the Board of Directors. In considering whether or not to accept the resignation, the CGNC will consider all factors deemed relevant by the CGNC including, without limitation, the stated reason or reasons why shareholders “withheld” votes from the election of that nominee, the length of service and the qualifications of the director whose resignation has been tendered (including, for example, the impact the director’s resignation would have on the Company’s compliance with the requirements of applicable corporate and securities laws and the rules of any stock exchange on which the Company’s securities are listed or posted for trading), such director’s contributions to the Company, and whether the director’s resignation from the Board of Directors would be in the best interests of the Company.
The CGNC will also consider a range of possible alternatives concerning the director’s tendered resignation as the Committee deems appropriate including, without limitation, acceptance of the resignation, rejection of the resignation, or rejection of the resignation coupled with a commitment to seek to address and cure the underlying reasons reasonably believed by the CGNC to have substantially resulted in the “withheld” votes.
A director who tenders his or her resignation will not participate in any meetings to consider whether the resignation will be accepted.
Shareholders should note that, as a result of the majority voting policy, a ‘‘withhold’’ vote is effectively the same as a vote against a director nominee in an uncontested election.

Election of Directors - 2018
At the annual meeting of shareholders of the Company held on June 7, 2018, all candidates proposed as directors were duly elected to the Board of Directors of the Company by a majority of the votes cast by shareholders present or represented by proxy at such meeting, as follows:

Name of Nominee	Votes for	%	Votes Withheld	%
Robert M. Beil	40,884,850	92.87	3,140,045	7.13
Frank Di Tomaso	41,024,548	93.18	3,000,347	6.82
Robert J. Foster	42,664,510	96.91	1,360,385	3.09
James Pantelidis	43,889,006	99.69	135,889	0.31
Jorge N. Quintas	42,666,148	96.91	1,358,747	3.09
Mary Pat Salomone	42,615,777	96.80	1,409,118	3.20
Gregory A.C. Yull	43,888,084	99.69	136,811	0.31
Melbourne F. Yull	42,321,256	96.13	1,703,639	3.87

DIRECTORS’ AND OFFICERS’ INSURANCE
The Company maintains directors’ and officers’ liability insurance covering liability, including defense costs, of directors and officers of the Company incurred as a result of acting in such capacity, provided that they acted honestly and in good faith with a view to the best interests of the Company. The current limit of the insurance is $60 million. An annual premium of $115,508 was paid by the Company in 2018 with respect to the period from December 1, 2018 to December 1, 2019. Claims payable to the Company are subject to retention or a deductible of up to $50,000 per occurrence.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS
Named Executive Officer Profiles
The following are profiles of each of the Company’s named executive officers (“NEO”), that is, each person who acted as Chief Executive Officer (“CEO”) or Chief Financial Officer (“CFO”) and the three most highly-compensated executive officers (or three most highly-compensated individuals acting in a similar capacity), other than the CEO and CFO, whose total compensation was more than $150,000 in the Company’s last financial year. The NEOs for 2018 are: Gregory A.C. Yull, Jeffrey Crystal, Douglas Nalette, Shawn Nelson and Joseph Tocci. The profiles include details of their respective compensation for 2018 and the two previous fiscal years, their respective ownership as of December 31, 2018 of Shares and outstanding awards of stock options, performance share units (“PSUs”) and restricted share units (“RSUs”) pursuant to the Company’s Executive Stock Option Plan and Amended and Restated Performance and Restricted Share Unit Plan (the “PRSU Plan”), respectively, and whether each is in compliance with the Company’s minimum share ownership requirement.

Gregory A.C. Yull
Chief Executive Officer and President

Gregory Yull was named President and Chief Executive Officer of the Company in June 2010 and was appointed to the Board of Directors in August 2010. Prior to his current position, Mr. Yull was President of the Tapes and Films Division of the Company from October 2005, where he was responsible for the North American and European operations spanning 15 locations and providing leadership for a 1,500-person workforce. Prior to that, he served as Executive Vice President of the Industrial Business Unit for Tapes & Films of the Company from November 2004 and prior thereto was President, Film Products of the Company from June 1999. He has also held various positions at the Company in Sales and Product Management and had extensive functional responsibilities supporting the Fibope business division. Mr. Yull has been with the Company since 1991.

Compensation(1) (as of December 31)	2018	2017	2016
Fixed
Base salary	$799,575	$770,661	$731,378
Variable
Short-term incentive	$757,417	$591,178	$989,607
Long-term incentive
Share-Based Awards	$1,592,146	$1,560,764	$1,602,407
Option-Based Awards	$462,916	—	—
Pension value	$9,900	$14,850	$14,575
All other compensation	$36,513	$37,861	$40,962
Total direct compensation	$3,658,467	$2,975,314	$3,378,929
Change from previous year	23.0%	(11.9)%	73.4%

Shares Held
Minimum level of ownership	Number	Total Market Value (CDN$)	Compliance with minimum share ownership requirement
A value equal to at least two times annual salary	708,619	$13,286,606	Yes
(1)    See “Summary of the Compensation of the Named Executive Officers” starting on page 41 for additional details.
(2)    Value calculated based on the closing price of the Company’s common shares on the TSX (being CDN$18.75) and shares held on March 13, 2019.

Jeffrey Crystal, CPA, CA
Chief Financial Officer

Jeffrey Crystal was appointed Chief Financial Officer of the Company in May 2014. Mr. Crystal is a Canadian Chartered Professional Accountant who, since 2002, has been in senior finance roles overseeing administrative functions both within and outside the traditional finance areas. His most significant positions prior to joining the Company included Chief Financial Officer of American Iron & Metal, Vice-President of Finance of Optimal Payments and Audit Manager at Raymond Chabot Grant Thornton LLP, Chartered Accountants. Mr. Crystal holds a Diploma of Accountancy and Bachelor of Commerce degree from Concordia University, Montreal, Québec.

Compensation(1) (as of December 31)	2018	2017	2016
Fixed
Base salary	$445,678	$435,788	$380,439
Variable
Short-term incentive	$316,082	$203,925	$409,877
Long-term incentive
Share-Based Awards	$371,828	$394,083	$369,948
Option-Based Awards	$106,237	—	—
Pension value	$9,900	$14,850	$14,575
All other compensation	$8,824	9,400	—
Total direct compensation	$1,258,549	$1,058,046	$1,174,839
Change from previous year	19.0%	(9.9)%	34.1%

Shares Held
Minimum level of ownership	Number	Total Market Value (CDN$)	Compliance with minimum share ownership requirement
A value equal to at least annual salary	20,820	$390,375	Yes
(1)    See “Summary of the Compensation of the Named Executive Officers” starting on page 41 for additional details.
(2)    Value calculated based on the closing price of the Company’s common shares on the TSX (being CDN$18.75) and shares held on March 13, 2019.

Douglas Nalette
Senior Vice-President, Operations

Douglas Nalette was appointed Senior Vice-President Operations of the Company in 2006. From 2004, he had been Director of Carton Sealing Manufacturing of the Company. Prior to joining the Company through an acquisition in 1999, Mr. Nalette was the Director of Manufacturing Pressure Sensitive Tape for Central Products Company. Mr. Nalette has more than 40 years of industry experience in plant operations and management, including companies such as the Company, Arkwright Advanced Coating and Venture Tape. Mr. Nalette holds a Bachelor’s degree in Chemistry from the Massachusetts College of Liberal Arts, North Adams, Massachusetts, and a Master’s degree in Business from Western New England University, Springfield, Massachusetts.

Compensation(1) (as of December 31)	2018	2017	2016
Fixed
Base salary	$379,561	$368,505	$357,772
Variable
Short-term incentive	$175,987	$145,098	$269,545
Long-term incentive
Share-Based Awards	$203,452	$212,279	$195,837
Option-Based Awards	$56,243	—	—
Pension value	$9,900	$14,850	$14,575
All other compensation	—	—	—
Total direct compensation	$825,143	$740,732	$837,729
Change from previous year	11.4%	(11.6)%	14.8%

Shares Held
Minimum level of ownership	Number	Total Market Value (CDN$)	Compliance with minimum share ownership requirement
A value equal to at least annual salary	127,803	$2,396,306	Yes
(1)    See “Summary of the Compensation of the Named Executive Officers” starting on page 41 for additional details.
(2)    Value calculated based on the closing price of the Company’s common shares on the TSX (being CDN$18.75) and shares held on March 13, 2019.

Shawn Nelson
Senior Vice-President, Sales

Shawn Nelson was appointed Senior Vice-President Sales of the Company in 2010. Prior thereto, he served as Senior Vice-President Industrial Channel of the Company from 2006. Mr. Nelson began his career at the Company in 1995, holding several management positions within the sales organization. Before joining the Company, Mr. Nelson was Regional Sales Manager of Polychem. Mr. Nelson holds a Bachelor’s degree in Marketing and Business Administration from The University of Akron, Akron, Ohio, and completed the Darden Executive Program at the University of Virginia as well as the Executive Program at The University of Chicago Booth School of Business.

Compensation(1) (as of December 31)	2018	2017	2016
Fixed
Base salary	$361,396	$350,806	$340,725
Variable
Short-term incentive	$167,534	$138,128	$283,145
Long-term incentive
Share-Based Awards	$203,452	$212,279	$195,837
Option-Based Awards	$56,243	—	—
Pension value	$9,900	$14,850	$14,575
All other compensation	—	—	—
Total direct compensation	$798,525	$716,063	$834,282
Change from previous year	11.5%	(14.2)%	18.4%

Shares Held
Minimum level of ownership	Number	Total Market Value (CDN$)	Compliance with minimum share ownership requirement
A value equal to at least annual salary	139,670	$2,618,813	Yes
(1)    See “Summary of the Compensation of the Named Executive Officers” starting on page 41 for additional details.
(2)    Value calculated based on the closing price of the Company’s common shares on the TSX (being CDN$18.75) and shares held on March 13, 2019.

Joseph Tocci
Senior Vice-President, Logistics and Supply Chain

Joseph Tocci was appointed Senior Vice-President of the Company in 2008. He is currently responsible for Supply Chain, Global Sourcing and the Consumer Business Channel. He joined the Company in 2005 as Vice-President of Supply Chain. Prior to joining the Company, Mr. Tocci was Vice-President of Distribution at Polo Ralph Lauren, Senior Director of Supply Chain with The Home Depot, Vice President of Supply Chain at Atari and Director of Supply Chain for Nabisco. Mr. Tocci holds a Bachelor of Science degree in Business Administration from Shippensburg University, Shippensburg, Pennsylvania.

Compensation(1) (as of December 31)	2018	2017	2016
Fixed
Base salary	$338,154	$328,139	$318,465
Variable
Short-term incentive	$156,550	$129,071	$251,870
Long-term incentive
Share-Based Awards	$196,108	$192,651	$177,896
Option-Based Awards	$56,243	—	—
Pension value	$9,900	$14,850	$14,575
All other compensation	—	—	—
Total direct compensation	$756,955	$664,711	$762,806
Change from previous year	13.9%	(12.9)%	24.4%

Shares Held
Minimum level of ownership	Number	Total Market Value (CDN$)	Compliance with minimum share ownership requirement
A value equal to at least annual salary	62,752	$1,176,600	Yes
(1)    See “Summary of the Compensation of the Named Executive Officers” starting on page 41 for additional details.
(2)    Value calculated based on the closing price of the Company’s common shares on the TSX (being CDN$18.75) and shares held on March 13, 2019.

Minimum Share Ownership Requirement
The Board of Directors has determined that the Company’s minimum share ownership requirement shall apply to the CEO, CFO and all the Company’s other NEOs as identified in the Company’s management information circular. The Board of Directors has further determined that, for the CEO, the minimum Share ownership requirement is Shares having a value equal to at least two times his annual salary, and for the CFO and the three other NEOs, the minimum share ownership requirement is Shares having a value equal to at least one time their respective annual salaries, with such share ownership requirement to be satisfied not later than five years from the later of May 11, 2015 and the date of hiring of the executive.
The Board of Directors has also adopted a policy of “once met always met” and a review process every three years. Specifically, if an executive satisfies the minimum share ownership requirement, he or she will continue to satisfy the minimum requirement notwithstanding a subsequent decrease in the value of Shares held due to market conditions. Further, the HRCC will review every three years whether an executive will be required to purchase additional Shares to satisfy the minimum share ownership requirement, including as a result of an increase in compensation. If the HRCC determines that an additional purchase of Shares is required, the executive will have one year in which to do so.
As of April 24, 2019, all NEOs are in compliance with the minimum share ownership requirement.
Compensation of Executive Officers and Directors – Compensation Discussion and Analysis
This discussion describes the Company’s compensation program for the NEOs. It addresses the Company’s philosophy and objectives and provides a review of the process that the HRCC follows in deciding how to compensate the NEOs. This section also provides discussion and analysis of the HRCC’s specific decisions regarding the compensation of the NEOs for the financial year ended December 31, 2018.
Human Resources and Compensation Committee
The HRCC is composed of four directors, namely Robert M. Beil (chairman), Robert J. Foster, Jorge N. Quintas and Mary Pat Salomone, none of whom is or has been at any previous time an employee of the Company or any of its subsidiaries, and all of whom are considered independent within the meaning of National Instrument 52 – 110 Audit Committees. The HRCC reviews annually the performance of the executives and ensures that the compensation and incentive programs in place are market competitive and aligned with good compensation governance practices. The Board of Directors is of the view that the members of the HRCC collectively have the knowledge, experience and background to fulfill its mandate, and that each of the members of the HRCC has direct experience relevant to his or her responsibilities regarding executive compensation. Each of the members of the HRCC is an experienced senior executive. In particular, Messrs. Foster and Quintas are presidents of their respective firms, Mr. Beil has extensive experience with the design and implementation of executive compensation packages and Ms. Salomone was Chief Operating Officer of a publicly-traded company and is currently the Chair of the compensation committee of another publicly traded company. These collective skills and extensive experience enable the HRCC to make decisions on the suitability of the Company’s compensation policies and practices.
Compensation Program Philosophy
The Company’s executive compensation philosophy and program objectives are directed primarily by two guiding principles. First, the program is intended to provide competitive levels of compensation, at expected levels of performance, in order to attract, motivate and retain talented executives. Second, the program is intended to create an alignment of interest between the Company’s executives and shareholders so that a significant portion of each executive’s compensation is linked to creating long-term shareholder value. In support of this philosophy, the executive compensation program is designed to reward performance that is directly relevant to the Company’s short-term and long-term success. The Company provides both short-term and long-term incentive compensation that varies based on corporate and individual performance.
Three primary components comprise the Company’s compensation program. They are base salary, annual incentive bonus based on the Company's performance and a long-term incentive plan comprised of PSUs and Restricted Share Units (“RSUs”) pursuant to the PRSU Plan and stock options pursuant to the ESOP. As previously mentioned in this Circular under “Approval of the 2019 ESOP”, the current ESOP has elapsed and the 2019 ESOP is subject to Shareholders’ approval at this Meeting.

Each element of compensation fulfills a different role in attracting, retaining and motivating qualified executives and employees. The Company provides a balanced compensation program with both short-term (salary and annual bonus) and long-term (PSUs,

RSUs and stock options) compensation. The following describes the Company’s executive compensation program by component of compensation and discusses how each component relates to the Company’s overall executive compensation objective.

(a)
Base salaries provide a base level of annual compensation for the Company’s NEOs generally set at a level that is within a competitive range of the median of companies that compete with the Company for business and executive talent (the "Compensation Peer Group");

(b)
Annual incentive bonuses encourage and reward performance over the financial year compared to predefined goals and objectives and reflect progress toward predetermined company-wide and individual objectives; and

(c)
Long-term incentives such as PSUs and RSUs reward NEOs for the achievement of long-term growth, resulting in increased shareholder value and align the interest of the NEOs with the interest of the shareholders.

In 2018, the Company did not grant any SARs under the Company’s Stock Appreciation Rights Plan (the “SAR Plan”) and it is likely that no SARs will be issued in the near future. The Company has issued PSUs and RSUs under the PRSU Plan and stock options under the ESOP in 2018, prior to June 4, 2018. Annual incentive bonuses are based on predetermined performance goals and may form a greater or lesser part of the entire compensation package in any given year, depending on performance.
Purpose
The Company’s executive compensation program has been designed to accomplish the following long-term objectives:

(a)	create a proper balance between building shareholder wealth and providing competitive executive compensation while following good corporate governance practices;

(b)	produce long-term, positive results for the Company’s shareholders;

(c)	align executive compensation with corporate performance and appropriate peer-group comparisons; and

(d)	provide market-competitive compensation and benefits that will enable the Company to recruit, retain and motivate the executive talent necessary to be successful.
Compensation Process
The HRCC administers the Company’s compensation program in accordance with the mandate set out in the HRCC’s charter, which has been adopted by the Board of Directors. Part of the mandate is to evaluate and recommend to the Board of Directors compensation policies and programs for the Company’s directors, executive officers and senior management, including option grants under the ESOP, awards of SARs under the SAR Plan, and awards of PSUs and RSUs under the PRSU Plan, as described below. The HRCC also has the mandate to recommend to the Board of Directors grants under the DSU Plan.
The CEO makes recommendations to the HRCC as to the compensation of the Company’s executive officers, other than himself. The HRCC annually reviews the compensation levels for the executive officers and certain other members of senior management. The HRCC makes recommendations to the Board of Directors as to the compensation of the CEO and the other NEOs for approval, in accordance with the same criteria upon which the compensation of all other executive officers is based.
For the fiscal year ended December 31, 2018, the HRCC reviewed information it received from the CEO. It used this information to determine and approve such changes to the general compensation levels that it considered appropriate. In addition, on the recommendation of the CEO, the HRCC recommended to the Board of Directors share unit and stock option grants for executive officers and other members of senior management. The HRCC also recommended to the Board of Directors share unit and stock option grants for the CEO.
Independent Executive Compensation Advisor
The HRCC has the authority to retain compensation consultants to assist in the evaluation of director, CEO and senior executive compensation. In June, 2017, the Company retained Meridian Compensation Partners, LLC ("Meridian") to provide independent advice to the HRCC. Prior to that, Buck Consultants, LLC, now known as Conduent HR Services Company provided advice to the HRCC. The services provided by Meridian may include, but are not limited to, (i) competitiveness and appropriateness of the compensation programs of the Company for the CEO and other key executives; (ii) advice on base salaries, short-term, medium-term and long-term incentive program design, target setting and assessment of performance against target; (iii) employment and change of control terms; (iv) compensation risk; and (v) compensation trends, regulatory developments, and legislative updates relevant to executive compensation. In connection with these services, Meridian may review the Company’s compensation policies (including making recommendations on the companies forming part of the Compensation Peer Group, as described below); the relationship between compensation and performance, performance measures, etc.; and the design of the programs and the levels of compensation compared to market. Meridian may make observations and recommendations regarding amendments where appropriate. Based on the information provided by Meridian to the HRCC, the HRCC determined that Meridian is independent of management. Meridian provides no advice or services to management.
Executive compensation-related fees consist of fees for professional services billed by each consultant or advisor, or any of its affiliates, that are related to determining compensation for any of the Company’s directors and executive officers. For services rendered during the fiscal years ended December 31, 2018 and 2017, the Company paid to its independent compensation consultants the following fees:

	2018	2017
	($)	($)
Meridian Compensation Partners	84,334	87,951
Buck Consultants LLC/Conduent HR Services Company	—	28,400
Total	84,334	116,351
Percentage of work provided to the HRCC	100%	100%
Although the HRCC may rely on information and advice obtained from consultants, all decisions with respect to executive compensation are made by the Board of Directors upon recommendation of the HRCC and may reflect factors and considerations that differ from information and recommendations provided by such consultants, such as merit and the need to retain high-performing executives. Accordingly, the Board of Directors may exercise discretion to reduce or increase the size of any award or payout to one or more NEOs. During 2018, Meridian met with the HRCC Chair and attended relevant portions of HRCC meetings, as necessary.
Compensation Peer Group
In arriving at its decisions, the HRCC reviewed the compensation data of the Compensation Peer Group, a group of companies in similar businesses to the Company, which generally ranged from one third to three times the Company's size based on revenue, with the Company positioned as approximately the median of the group. The HRCC uses this compensation data as a reference point in determining the compensation for the Company's executive officers, and does not align executive compensation to a specific competitive position relative to the market. For the fiscal year ended December 31, 2018, the Compensation Peer Group was comprised of the following companies: Akorn, Inc., Balchem Corporation, Calgon Carbon Corporation, Ferro Corporation, P.H. Glatfelter Company, Kraton Corporation, LANXESS Solutions, Multi-Color Corporation, Myers Industries, Inc., OMNOVA Solutions Inc., Schweitzer-Mauduit International, Inc., Stepan Company, Tredegar Corporation and Winpak Ltd.
Base Salaries
The base salaries of the NEOs are reviewed annually and adjusted periodically to take into account the following factors: market and economic conditions; levels of responsibility and accountability of each NEO; skills and competencies of each NEO; retention considerations; and level of demonstrated performance.
Variable Cash Incentive Awards – Bonuses
The HRCC’s philosophy with respect to executive officer bonuses is to align the payouts with the performance of the Company, based on predefined goals and objectives established by the HRCC.
Each of the NEOs received a performance bonus for 2018. Bonuses were paid based on the level of achievement of financial objectives of the Company. The Company attributes to each executive, depending on his or her management level, a bonus target level set as a percentage of his or her salary, representing the amount that will be paid if all objectives are achieved according to the targets set. Actual bonuses may vary between zero and 200% of the target bonus, based on the level of achievement of the predetermined objectives set out at the beginning of the fiscal year. The objectives and weight attached thereto are re-evaluated on an annual basis by the HRCC and communicated to the relevant individuals. The HRCC has discretion to adjust bonus payments upwards or downwards to ensure that payouts are aligned with the Company's performance and reflect the level of risk undertaken to achieve results.
For the fiscal year ended December 31, 2018, the bonuses were based on the Company achieving target levels of:

(a)
Compensation Adjusted EBITDA, which the HRCC defines as Adjusted EBITDA excluding: (i) performance bonus expense; and (ii) the positive or negative impact on Adjusted EBITDA of the Polyair and Maiweave acquisitions in the current year. The Company defines Adjusted EBITDA as net earnings (loss) before: (i) interest and other finance costs (income); (ii) income tax expense (benefit); (iii) amortization of intangible assets; (iv) depreciation of property, plant and equipment; (v) manufacturing facility closures, restructuring and other related charges (recoveries); (vi) advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments ("M&A Costs"); (vii) share-based compensation expense (benefit); (viii) impairment of goodwill; (ix) impairment (reversal of impairment) of long-lived assets and other assets; (x) write-down on assets classified as held-for-sale; (xi) (gain) loss on disposal of property, plant, and equipment; and (xii) other discrete items as disclosed; and

(b)
Compensation Cash Flows, which the HRCC defines as cash flows from operating activities excluding: (i) the cash flows from operating activities of the Polyair and Maiweave acquisitions in the current year; (ii) M&A Costs paid in the current year excluding certain costs associated with planned acquisition integration activities; (iii) discretionary contribution to US defined benefit pension plans made in the current year and (iv) the income tax effect of these items.

At the HRCC’s recommendation, the Board of Directors elected to use Compensation Adjusted EBITDA and Compensation Cash Flows in determining bonuses for 2018 because certain expenses and charges expected (at the time of the Board’s election) to be incurred by the Company during the year (e.g., M&A Costs and manufacturing facility closures, restructuring and other related charges) were viewed to be in the long term interest of the Company and that such amounts should not impact the ability of senior management to achieve the performance bonus targets.
The target amount for Compensation Adjusted EBITDA for 2018 was set at $144.4 million (the “Compensation Adjusted EBITDA Target”) and the target amount for Compensation Cash Flows for 2018 was set at $101.0 million (the “Compensation Cash Flows Target”). The Compensation Adjusted EBITDA for 2018 used for the purposes of determining bonuses was $140.9 million, which was 97.5% of the Compensation Adjusted EBITDA Target. The Compensation Cash Flows for 2018 was $105.5 million, which was 104.5% of the Compensation Cash Flow Target.
The following table presents the target incentive compensation as a percentage of salary, the indicators used in 2018 to measure the Company’s performance for purposes of the short-term incentive compensation program and their relative weight.

	Gregory A.C. Yull	Jeffrey Crystal	Douglas Nalette	Shawn Nelson	Joseph Tocci
2018 Annual Eligible Base Salary	$810,000	$448,050	$382,561	$364,186	$340,305
Incentive compensation as a percentage of salary:
Minimum	0%	0%	0%	0%	0%
Target	100%	75%	50%	50%	50%
Maximum	200%	150%	100%	100%	100%
Relative weight of financial indicators:
Compensation Adjusted EBITDA	75%	75%	75%	75%	75%
Compensation Cash Flows	25%	25%	25%	25%	25%
Total	100%	100%	100%	100%	100%
The bonus is calculated using, for each of the Compensation Adjusted EBITDA and Compensation Cash Flows objectives, the following formula and is equal to the sum of all results:

Annual Eligible Base salary at target	X	Bonus percentage (as determined based on the Company's performance relative to the applicable objective’s target and as capped by the applicable maximum)	X	Weight of financial indicator

For purposes of the above calculation, bonus percentage is between 50% and 100% if between approximately 90% and 100% of the target objectives were achieved by the Company, respectively. For achievement between 90% and 100%, the bonus percentage is interpolated between 50% and 100%. The Company's actual Compensation Adjusted EBITDA for 2018 yielded a bonus percentage of 86.4%. For achievement above 100%, the bonus percentage is capped at 100% for purposes of calculating the bonuses for each of the Compensation Adjusted EBITDA and Compensation Cash Flows objectives but such achievement triggers respective additional “reach” bonuses described below.

The NEOs were also eligible for an additional bonus calculated using a Compensation Adjusted EBITDA target amount of $157.4 million (the “Reach Adjusted EBITDA Target”). This additional bonus is calculated using the following formula (note that the fraction below is capped by the applicable maximum (i.e., it cannot exceed 1)):

Actual Compensation Adjusted EBITDA – Compensation Adjusted EBITDA Target	X	Maximum bonus amount – Target bonus amount	X	Weight of financial indicator
Reach Adjusted EBITDA Target – Compensation Adjusted EBITDA Target
The NEOs were also eligible for an additional bonus calculated using a Compensation Cash Flows target amount of $110.0 million (the “Reach Cash Flows Target”). This additional bonus is calculated using the following formula (note that the fraction below is capped by the applicable maximum (i.e., it cannot exceed 1)):

Actual Compensation Cash Flows – Compensation Cash Flows Target	X	Maximum bonus amount – Target bonus amount	X	Weight of financial indicator
Reach Cash Flows Target – Compensation Cash Flows Target

The following table presents the objectives for 2018 approved by the Board of Directors and the results achieved by the Company:

	Target ($)	Actual ($)	Evaluation of Performance (%)
Compensation Adjusted EBITDA	144,400,000	140,859,000	97.5
Compensation Cash Flows	101,000,000	105,501,000	104.5
Reach Adjusted EBITDA	157,400,000	140,859,000	89.5
Reach Cash Flows	110,000,000	105,501,000	95.9
The following table presents, for each target objective, the bonus amount earned by the NEOs for 2018:

	Gregory A.C. Yull ($)	Jeffrey Crystal ($)	Douglas Nalette ($)	Shawn Nelson ($)	Joseph Tocci ($)
Compensation Adjusted EBITDA	524,769	217,706	123,923	117,971	110,236
Compensation Cash Flows	202,500	84,009	47,820	45,523	42,538
Reach Adjusted EBITDA	—	—	—	—	—
Reach Cash Flows	101,262	42,010	23,913	22,764	21,272
Bonus Correction (1)	(71,114)	(27,643)	(19,669)	(18,724)	(17,496)
Total	757,417	316,082	175,987	167,534	156,550

(1)    Represents correction of the computation of Compensation Cash Flows for 2017.
Clawback Policy
In April 2014, the Board of Directors adopted a “clawback” policy, pursuant to which the Company may recoup from executive officers or employees of the Company and its subsidiaries, as the case may be, annual incentive bonuses, special bonuses, other incentive compensation and equity-based awards, whether vested or unvested, paid, issued or granted to them, in the event of fraud, restatement of the Company’s financial results, material errors or omissions in the Company’s financial statements, or other events as may be determined from time to time by the Board of Directors in its discretion. To-date, the Company has not been required to apply the "clawback" policy.

Executive Stock Option Plan
The 2019 ESOP is described in detail above under the heading “Approval of the 2019 ESOP”.
The HRCC recommends the granting of stock options from time to time based on its assessment of the appropriateness of doing so in light of the long-term strategic objectives of the Company, its current stage of development, the need to retain or attract particular key personnel, the number of stock options already outstanding and overall market conditions. During the fiscal year ended December 31, 2018, the HRCC recommended the granting of an aggregate of 198,545 stock options to the NEOs pursuant to the ESOP prior to plan lapse in June 2018.
Performance and Restricted Share Unit Plan
The purpose of the PRSU Plan is to provide executive officers and employees with a proprietary interest in the Company through the granting of PSUs and RSUs. The PRSU Plan is also intended to increase the interest in the Company’s welfare of those executive officers and employees who share primary responsibility for the management, growth and protection of the business of the Company, to furnish an incentive to such executive officers and employees to continue their services for the Company and its subsidiaries and to provide a means through which the Company and its subsidiaries may attract able persons to enter their employment.
During the fiscal year ended December 31, 2018 the HRCC recommended the granting of an aggregate of 90,541 PSUs and 45,271 RSUs to the NEOs. For more information on the PRSU Plan, see the section entitled “Securities Authorized for Issuance Under Equity Compensation Plans”.
2012 Stock Appreciation Rights Plan
The purpose of the SAR Plan is to (a) promote a proprietary interest in the Company among its executives and directors; (b) encourage the Company’s executives and directors to further the Company’s development; and (c) attract and retain the key employees necessary for the Company’s long-term success. The SAR Plan is administered by the HRCC and authorizes the Company to award SARs to eligible persons. A SAR is a right to receive a cash payment equal to the difference between the base price of the SAR and the market value of a Share on the date of exercise.
During the fiscal year ended December 31, 2018, the HRCC did not recommend the granting of SARs to the NEOs or directors. For more information on the SAR Plan, see the section entitled “Securities Authorized for Issuance Under Equity Compensation Plans”.
As of December 31, 2018, there were no SAR awards outstanding.
Group Benefits/Perquisites
The HRCC believes that the perquisites for NEOs should be limited in scope and value and commensurate with perquisites offered by peer group companies considered by the Committee. The perquisites, including property or other personal benefits provided to an NEO that are not generally available to all employees in the year ended December 31, 2018 did not exceed in any case the lesser of $50,000 or 10% of the NEO’s total salary. See “Summary of the Compensation of the Named Executive Officers” starting on page 41 for additional details.
Assessment of Risk Associated with the Company’s Compensation Policies and Practices
The HRCC has assessed the Company’s compensation plans and programs for its executive officers to ensure alignment with the Company’s business plan and to evaluate the potential risks associated with those plans and programs. The HRCC has concluded that the compensation policies and practices do not create any risks that are reasonably likely to have a material adverse effect on the Company.
The HRCC considers the risks associated with executive compensation and corporate incentive plans when designing and reviewing such plans and programs.
Hedging Prohibition
Neither NEOs nor directors are permitted to purchase financial instruments (such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds) that are designed to hedge or offset a decrease in market value of equity securities of the Company granted as compensation or held, directly or indirectly, by the NEO or director.

Performance Graph
The following graph compares the cumulative five-year total return provided to shareholders on the Company’s Shares relative to the cumulative total returns of the Standard & Poor's/TSX Composite Total Return Index (“S&P/TSX Composite”). An investment of $100 (with reinvestment of all dividends) is assumed to have been made in the Company’s Shares and in the Index on December 31, 2013 and their relative performance is tracked through December 31, 2018.
The Company’s Share price in comparison to the S&P/TSX Composite Index over-performed for the 2013 through 2016 periods and performed below the Index in 2017 and in 2018.
In 2013 through 2018, there were variable cash incentive awards based on the financial performance of the Company. The aggregate annual compensation of the NEOs has varied and is presented in the table below under “Summary of the Compensation of the Named Executive Officers.”
The HRCC does not establish compensation or incentive levels based solely on the market value of the Shares. The HRCC believes that there are a variety of factors that have an impact on the market value of the Shares that are not reflective of the underlying performance of the NEOs, including general market volatility.

Summary of the Compensation of the Named Executive Officers
The following table provides information for the financial years ended December 31, 2018, 2017 and 2016 regarding compensation paid to or earned by the NEOs.
Summary Compensation Table

Name	Year	Salary(1) ($)	Share-Based Awards			Option-Based Awards(5)	Non-Equity Incentive Plan Compensation(6) ($)	Pension Value(7) ($)	All other Compensation(8) ($)	Total Compensation ($)
			PSUs(2) ($)	PSUs Dividend Equivalent(3) ($)	RSUs(4) ($)
Gregory A.C. Yull	2018	799,575	1,012,937	116,736	462,473	462,916	757,417	9,900	36,513	3,658,467
	2017	770,661	1,470,764	90,000	—	—	591,178	14,850	37,861	2,975,314
	2016	731,378	1,602,407	—	—	—	989,607	14,575	40,962	3,378,929
Jeffrey Crystal	2018	445,678	232,705	32,880	106,243	106,237	316,082	9,900	8,824	1,258,549
	2017	435,788	355,833	38,250	—	—	203,925	14,850	9,400	1,058,046
	2016	380,439	369,948	—	—	—	409,877	14,575	—	1,174,839
Douglas Nalette	2018	379,561	123,203	24,000	56,249	56,243	175,987	9,900	—	825,143
	2017	368,505	189,779	22,500	—	—	145,098	14,850	—	740,732
	2016	357,772	195,837	—	—	—	269,545	14,575	—	837,729
Shawn Nelson	2018	361,396	123,203	24,000	56,249	56,243	167,534	9,900	—	798,525
	2017	350,806	189,779	22,500	—	—	138,128	14,850	—	716,063
	2016	340,725	195,837	—	—	—	283,145	14,575	—	834,282
Joseph Tocci	2018	338,154	123,203	16,656	56,249	56,243	156,550	9,900	—	756,955
	2017	328,139	175,551	17,100	—	—	129,071	14,850	—	664,711
	2016	318,465	177,896	—	—	—	251,870	14,575	—	762,806

(1)	Represents amounts included in each executive’s W-2, rather than the base salary amount.

(2)
The amount shown for each share–based PSU award is the grant date fair value of PSUs that were granted to the NEO under the PRSU Plan during the specified financial year. The actual value received, if any, could be different and could also be nil, depending on the level of attainment of the performance objectives of the plan. For more information on the PRSU Plan, see the section entitled “Securities Authorized for Issuance Under Equity Compensation Plans”.

For PSU awards granted prior to December 31, 2017, the number of Shares earned can range from 0 to150% of the grant amount, based on entity performance criteria, specifically the total shareholder return ranking versus a self-selected peer group of companies. The base value (or grant date fair value) of a PSU is an estimate using the Monte Carlo simulation model implemented in a risk-neutral framework considering the following assumptions:

PSU Grant Date	March 20, 2017	December 20, 2016	March 21, 2016
Grant recipient	All NEOs above	Gregory A. C. Yull	All NEOs above
Performance period starting price	CDN$22.26	CDN$24.03	CDN$18.49
Valuation date stock price	CDN$21.94	CDN$24.84	CDN$18.44
Estimated dividend yield	0%	0%	0%
US risk-free interest rate	1.57%	1.56%	1.05%
Canadian risk-free interest rate	N/A	N/A	N/A
Estimated volatility	34%	35%	36%
Term	3 years	3 years	3 years
Base value	CDN$21.59	CDN$24.36	CDN$17.58
	(USD$16.15)	(USD$18.18)	(USD$13.52)

For PSU awards granted subsequent to December 31, 2017, the number of Shares earned can range from 0 to175% of the grant amount, based on entity performance criteria, specifically the total shareholder return ranking versus a specified peer group of companies and the Company's average return on invested capital over the measurement period as compared to internally developed thresholds ("ROIC Performance"). The base value (or grant date fair value) of a PSU is based 50% on the volume weighted average trading price ("VWAP") of the Shares on the TSX for the five trading days preceding the grant date (CDN$ 21.22, USD$ 16.29) and 50% on an estimated value derived using the Monte Carlo simulation model implemented in a risk-neutral framework considering the following assumptions:

PSU Grant Date	March 21, 2018
Grant recipient	All NEOs above
Performance period starting price	CDN$21.13
Valuation date stock price	CDN$20.59
Estimated dividend yield	0%
US risk-free interest rate	2.43%
Canadian risk-free interest rate	1.96%
Estimated volatility	30%
Term	3 years
Result	CDN$25.36
(USD$19.39)

(3)
At the time of settlement, a cash payment was made to each NEO in an amount equal to the product that results from multiplying the number of settled PSUs by the amount of cash dividends per Share declared and paid by the Company from the date of grant of the PSUs to the settlement date. For more information on the PRSU Plan, see the section entitled “Securities Authorized for Issuance Under Equity Compensation Plans”.

(4)
The amount shown for each share–based RSU award is the grant date fair value of RSUs that were granted to the NEO under the PRSU Plan during the specified financial year which is calculated as the VWAP of the Shares on the TSX for the five trading days preceding the date. The actual value received, if any, could be different and could also be nil, depending on the value of the Shares on the date of settlement. For more information on the PRSU Plan, see the section entitled “Securities Authorized for Issuance Under Equity Compensation Plans”.

(5)
The amount shown for each option-based award is the grant date fair value of options that were granted to the NEO under the ESOP during the specified financial year. In accordance with the TSX rules, no further grants of stock options have been made under the ESOP since June 4, 2018, the date on which the ESOP has elapsed. The actual value received, if any, could be different and could also be nil, depending on the value of the Shares on the date of exercise. The grant date fair value of awards is estimated at the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Option Grant Date	March 13, 2018	March 13, 2018
Grant recipient	All NEOs above except Gregory A.C. Yull	Gregory A. C. Yull
Stock price at grant date	CDN$21.76	CDN$21.76
Exercise price of awards	CDN$21.76	CDN$21.76
Expected dividends	3.3%	3.3%
Canadian risk-free interest rate	2.01%	2.10%
Estimated volatility	31%	33%
Expected life	4 years	5.6 years
Foreign exchange rate USD to CDN	1.2809	1.2809
Grant date fair value	CDN$4.33	CDN$5.06
	(USD$3.38)	(USD$3.95)

(6)
The amounts shown for annual incentive plans represent amounts awarded under the Company’s senior management bonus plan. Award amounts are based on the level of achievement of financial objectives of the Company. See the section above entitled “Variable Cash Incentive Awards – Bonuses” for additional information.

(7)
Represents the Company’s contribution to its defined contribution pension plan, which qualifies as a deferred salary arrangement under section 401(k) of the United States Internal Revenue Code. See section below entitled "Pension and Other Post-Retirement Benefit Plans" for additional information.

(8)
Except as otherwise indicated, the value of perquisites received by each of the NEOs, including property or other personal benefits provided to the NEOs that are not generally available to all employees, were not in the aggregate greater than the lesser of $50,000 or 10% of the NEO’s total salary for the financial year. Amounts presented are related to an auto allowance and club membership pursuant to the terms of Mr. Yull’s employment agreement and a club membership, pursuant to the term's of Mr. Crystal's employment agreement.

The Company does not have any non-equity long-term incentive plans.

US Deferred Compensation

In the US, the Company provides a deferred compensation plan to certain employees, including the members of senior management. Earnings and losses on the deferral and amounts due to the participants are payable based on participant elections. Assets are held in a Rabbi trust and are composed of corporate owned life insurance policies. Participant investment selections are used to direct the allocation of funds underlying the corporate owned life insurance policies. The following table sets out the eligible compensation deferred in 2018 and the accumulated value as of December 31, 2018 for each NEO.

Name	Compensation Deferred in 2018 ($)	Accumulated Value at Year End ($)
Gregory A.C. Yull	476,406	513,841
Jeffrey Crystal	296,166	331,550
Douglas Nalette	—	—
Shawn Nelson	—	—
Joseph Tocci	157,653	229,350
Incentive Plan Awards - Outstanding Option-Based Awards
The following table sets out the details of option-based incentive plan awards outstanding for the NEOs at December 31, 2018, the end of the most recently-completed financial year of the Company.

Name	Number of unexercised options at fiscal year-end (#)	Option Exercise Price (CDN$)	Option Expiration Date	Value of Unexercised In- the-Money Options(1) (CDN$)
Gregory A.C. Yull	160,000	12.04	6/5/2023	780,800
	160,000	12.55	3/17/2024	699,200
	117,194	21.76	3/13/2028	—	(2)
Jeffrey Crystal	32,500	12.14	5/13/2020	155,350
	31,431	21.76	3/13/2023	—	(2)
Douglas Nalette	32,500	12.55	3/17/2020	142,025
	16,640	21.76	3/13/2023	—	(2)
Shawn Nelson	50,000	12.04	6/5/2019	244,000
	32,500	12.55	3/17/2020	142,025
	16,640	21.76	3/13/2023	—	(2)
Joseph Tocci	50,000	12.04	6/5/2019	244,000
	20,000	12.55	3/17/2020	87,400
	16,640	21.76	3/13/2023	—	(2)

(1)
This column contains the aggregate value of in-the-money unexercised options as of December 31, 2018, calculated based on the difference between the closing price of the Shares on the TSX on December 31, 2018 (being CDN$ 16.92) and the exercise price of the stock options. Actual gains, if any, on exercise will depend on the value of the Shares on the date of exercise. There is no guarantee that gains will be realized.

(2)	Represents unexercised options that were not in-the-money as of December 31, 2018.

Incentive Plan Awards - Outstanding Share-Based Awards
The following table sets out the details of the share-based incentive plan awards outstanding for the NEOs at December 31, 2018, the end of the most recently-completed financial year of the Company.

	PSUs		RSUs
	Number of PSUs Outstanding(1) (#)	Value of PSUs Outstanding(2) (CDN$)	Number of RSUs Outstanding (#)	Value of RSUs Outstanding(2) (CDN$)
Name	Unvested	Unvested	Unvested	Unvested
Gregory A.C. Yull	255,979	4,239,012	28,390	470,138
Jeffrey Crystal	62,440	1,034,006	6,522	108,004
Douglas Nalette	33,142	548,832	3,453	57,182
Shawn Nelson	33,142	548,832	3,453	57,182
Joseph Tocci	30,934	512,267	3,453	57,182

(1)
The final number of PSUs that vest will range from 0% to 175% of the initial number awarded based on predetermined performance criteria. Based on the Company’s performance as of December 31, 2018, the number of PSUs earned if all of the outstanding awards were to be settled at December 31, 2018, would be as follows:

Grant Date	Performance
March 21, 2016	50%
December 20, 2016	0%
March 20, 2017	50%
March 21, 2018	113%

(2)
The fair value of the PSUs and RSUs is based on the five-day VWAP of Shares on the TSX on December 31, 2018 (CDN$ 16.56). Actual gains, if any, on the settlement of awards will depend on the value of the Shares on the date of settlement. There is no guarantee that gains will be realized. The actual value received on settlement, if any, will be different and could also be nil, depending on variations in the price of the Shares.

Incentive Plan Awards – Value Vested, Settled or Earned During the Year
The following table sets out, for each NEO, the value of option-based awards and share-based awards which vested or settled during the year ended December 31, 2018 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2018. No RSUs were vested during the year ended December 31, 2018.

Name	Option-Based Awards – Value Vested During the Year(1) (CDN$)	Share-Based Awards – Value Vested During the Year (CDN$)		Non-Equity Incentive Plan Compensation – Value Earned During the Year (4)
		PSUs - settled(3)	PSUs Dividend Equivalent - settled(4)
Gregory A.C. Yull	338,800	1,587,610	153,216	757,417
Jeffrey Crystal	51,269	447,168	43,155	316,082
Douglas Nalette	68,819	326,400	31,500	175,987
Shawn Nelson	68,819	326,400	31,500	167,534
Joseph Tocci	42,350	226,522	21,861	156,550

(1)
The value is calculated as if the stock options were exercised on the vesting date of each relevant grant. The value is equal to the difference between the closing price of the Shares on the vesting date and the exercise price on the vesting date. Actual gains, if any, on exercise will depend on the value of the Shares on the date of exercise. There is no guarantee that gains will be realized.

(2)
For settled PSUs, the value is calculated as the number of PSUs on settlement date multiplied by the actual percentage of target based on the PSU Agreement and the VWAP of Shares on the TSX for the five consecutive trading days immediately preceding the date of settlement. The following table provides the percentage of target attained on the PSUs settled in 2018:

Grant Date	Date Settled	Performance
June 11, 2014	June 22, 2017	150%
March 14, 2015	March 21, 2018	100%
May 14, 2015	May 22, 2018	100%
May 20, 2015	May 28, 2018	50%
For more information on the PRSU Plan, see the section entitled “Securities Authorized for Issuance Under Equity Compensation Plans”.

(3)
At the time of settlement, a cash payment was made to each NEO in an amount equal to the product that results from multiplying the number of settled PSUs by the amount of cash dividends per Share declared and paid by the Company from the date of grant of the PSUs to the settlement date. For more information on the PRSU Plan, see the section entitled “Securities Authorized for Issuance Under Equity Compensation Plans”.

(4)
The amounts shown for annual incentive plans represent amounts awarded under the Company’s senior management bonus plan. Award amounts are based on the level of achievement of financial objectives of the Company. See the section above entitled “Variable Cash Incentive Awards – Bonuses” for additional information.

Termination and Change of Control Benefits
The following agreements between the Company and NEOs were in effect at the end of the Company’s most recently-completed financial year.
The Company entered into “change of control, non-interference and confidentiality” agreements as of January 28, 2001 with Shawn Nelson, as of October 28, 2004 with Douglas Nalette, and as of September 8, 2006 with Joseph Tocci. These agreements include provisions regarding confidentiality, non-interference and non-solicitation covenants, and ownership of intellectual property, among other things. The non-interference and non-solicitation covenants survive for 12 months following the employee's voluntary termination of employment, provided however that if the employee resigns within six months after a Change of Control (as defined in such agreements), such covenants shall be null and void.
The “change of control, non-interference and confidentiality” agreements provide also that if, within a period of six months after a Change of Control of the Company: (a) the executive voluntarily terminates his employment with the Company; or (b) the Company terminates the executive’s employment without cause, such executive will be entitled to (i) severance equal to 12 months of such executive’s base salary at the effective date of such resignation or termination and 12 months of car allowance, if applicable, (ii) 12 months of continued health insurance coverage then in effect if permitted by its carrier and, if applicable, 12 months' use of the company car, and (iii) accelerated vesting of any unvested stock options.
Furthermore, without regard to whether the executive has terminated employment, these agreements also provide that if during the term of the executive’s employment a bona fide offer is made to all shareholders of the Company which, if accepted, would result in a change of control of the Company, then, subject to any applicable law, all of the executive’s stock options which have not yet become vested and exercisable shall become vested and exercisable immediately. Upon expiry of such bona fide offer, if it does not result in a change of control of the Company, all of the executive’s unexercised stock options which were not vested prior to such offer, shall immediately revert to their unvested status and to their former provisions with respect to the time of their vesting.
On August 2, 2010, the Company entered into an Executive Employment Agreement with Gregory A.C. Yull, as supplemented to date (the "Yull Agreement"). The Yull Agreement includes provisions regarding base salary, annual bonuses, benefits, confidentiality, non-solicitation and non-compete covenants, and ownership of intellectual property, among other things. The non-compete and non-solicitation covenants survive for 12 months following termination of employment, provided however that in the event of a termination of employment resulting in severance being payable following termination other than for cause or resignation for Good Reason (as defined in the Yull Agreement) more than 24 months after a Change of Control (as defined in the Yull Agreement) as described below, the covenants survive for 24 months following termination of employment.
In the event the Company terminates Mr. Yull’s employment without Cause, or Mr. Yull terminates his employment for Good Reason (except as otherwise summarized in the next paragraph), Mr. Yull shall be entitled to receive a pro-rated performance bonus that he would have received in respect of the fiscal year in which the termination occurred, based upon the average performance bonus paid to Mr. Yull in the last two fiscal years and severance pay in an amount equal to two times the sum of his annual base salary and the average performance bonus paid to Mr. Yull in the last two fiscal years ending on the date prior to his date of termination. In addition, all unvested options that would otherwise vest during the 24 months following the date of termination shall be immediately vested and remain exercisable for a period of 12 months. Mr. Yull shall also be entitled to participate, at active employee rates, in the benefits under the Company's medical and dental benefit program for 24 months and will receive disability and life insurance benefits pursuant to any benefit plans and programs then provided by the Company generally to its executives for a period of 18 months following the date of termination. Lastly, the defined benefit supplemental pension summarized below shall vest.
In the event that the Company terminates Mr. Yull’s employment without Cause or Mr. Yull terminates his employment for Good Reason within two years of a Change of Control, then he shall be entitled to receive a pro-rated performance bonus that he would have received in respect of the fiscal year in which the termination occurred, based upon the average performance bonus paid to Mr. Yull in the last two fiscal years and severance pay in an amount equal to three times the sum of his annual base salary and the average performance bonus paid in the last two fiscal years immediately preceding the date of termination. In addition, all unvested stock options held by Mr. Yull that would otherwise vest during the 36 months following the date of termination shall immediately vest and remain exercisable for a period of 36 months following the date of termination. Mr. Yull shall also be entitled to participate, at active employee rates, in the benefits under the Company’s medical and dental benefit program for 36 months (or, if earlier, until such time as he reaches the age of eligibility for coverage under Medicare) and will receive disability and life insurance benefits pursuant to any benefit plans and programs then provided by the Company generally to its executives and continue for a period of 36 months following the date of termination. Lastly, the defined benefit supplemental pension summarized below shall vest.
Under the Yull Agreement, in the event that Mr. Yull’s employment is terminated as a result of his Permanent Disability, as defined in the Yull Agreement, or death, he shall be entitled to receive a pro-rated performance bonus that he would have received in respect of the fiscal year in which the termination occurred and all unvested stock options held by Mr. Yull shall immediately vest and remain exercisable for a period of nine months following the date of termination for Permanent Disability or death.
Pursuant to a retirement agreement, dated August 10, 2017 amending and restating certain retirement benefit provisions in the Yull Agreement, unless terminated by the Company for Cause (as defined in the Yull Agreement), he shall receive a defined benefit supplemental pension annually for life equal to the lesser of: (i) $600,000 if he separates from service at age 65 or older, $570,000 at age 64, $540,000 at age 63, $510,000 at age 62, $480,000 at age 61, or $450,000 at age 60 or younger; and (ii) two percent of the average of his total cash compensation (base salary and performance bonus) for the highest five years of his employment during the prior ten years as of the time of separation, multiplied by his years of service with the Company, with such payments to begin at age 60. In the event of Mr. Yull’s death, his surviving spouse would receive 50% of the annual supplemental pension benefit that was being paid to Mr. Yull at the time of his death or that would have been paid to Mr. Yull if he had retired on the date of his death. The retirement benefits set forth above were vested upon the completion of five years of service.
On May 5, 2017, the Company entered into an Executive Employment Agreement with Jeffrey Crystal (the "Crystal Agreement"), which supersedes the previous terms of employment mutually agreed upon by the Company and Mr. Crystal on March 21, 2014. The Crystal Agreement includes provisions regarding base salary, annual bonuses, benefits, confidentiality, non-solicitation and non-competition covenants, and ownership of intellectual property, among other things. The non-competition and non-solicitation covenants survive for 24 months following termination of employment.
In the event that Mr. Crystal’s employment is terminated by the Company other than for cause or in connection with a Change of Control (as defined in the Crystal Agreement), then he shall be entitled to receive a pro-rated performance bonus that he would have received in respect of the fiscal year in which the termination occurred, based upon the average performance bonus paid to Mr. Crystal in the last two fiscal years and severance pay in an amount equal to one and a half times the sum of his annual base salary and the average performance bonus paid in the last two fiscal years immediately preceding the date of termination.
Alternatively, if Mr. Crystal is involuntarily terminated or terminates his employment for Good Reason (as defined in the Crystal Agreement) within six months of a Change of Control, then he shall be entitled to receive a pro-rated performance bonus that he would have received in respect of the fiscal year in which the termination occurred, based upon the average performance bonus paid to Mr. Crystal in the last two fiscal years and severance pay in an amount equal to two times the sum of his annual base salary and the average performance bonus paid in the last two fiscal years immediately preceding the date of termination.
If Mr. Crystal is entitled to severance payments and elects continuation coverage of any Company medical insurance benefits, the Company will pay to the plan(s) on Mr. Crystal's behalf for the duration of the period in which he is receiving severance payments.

Under the Crystal Agreement, in the event that Mr. Crystal’s employment is terminated as a result of his death or disability, he shall be entitled to receive a pro-rated performance bonus that he would have received in respect of the fiscal year in which the termination occurred, based upon the average performance bonus paid to Mr. Crystal in the last two fiscal years.
Refer to the section set out below under “Securities Authorized for Issuance Under Equity Compensation Plans” for termination clauses applicable to the Performance and Restricted Share Unit Plan and the Executive Stock Option Plan.
Estimated Termination Payments
The table below reflects incremental amounts or values, in addition to salary and bonuses that have already been earned, that would have been payable to or received by each NEO if his employment had been terminated on December 31, 2018 based on the terms described above:

		Severance	RSUs (1)	PSUs (1)	Other Payments (2)	Total
Name	Event	$	$	$	$	$
Gregory A.C. Yull	Termination other than for cause or Resignation for good reason	3,200,785	—	—	49,408	3,250,193
	Termination other than for cause or resignation for good reason within 24 months from a Change of Control (3)	4,801,178	361,689	3,419,051	81,741	8,663,659
	Retirement	—	—	—	—	—
	Permanent disability	—	361,689	3,419,051	—	3,780,740
	Death	—	361,689	3,419,051	—	3,780,740
Jeffrey Crystal	Termination other than for cause	1,132,427	—	—	34,613	1,167,040
	Termination other than for cause or resignation for good reason within 6 months from a Change of Control (3)	1,509,902	83,090	837,923	46,151	2,477,066
	Retirement	—	—	—	—	—
	Permanent disability	—	83,090	837,923	—	921,013
	Death	—	83,090	837,923	—	921,013
Douglas Nalette	Termination other than for cause	—	—	—	—	—
	Termination other than for cause or resignation within 6 months from a Change of Control (3)	382,561	43,991	444,743	14,709	886,004
	Retirement	—	—	356,760	—	356,760
	Permanent disability	—	43,991	444,743	—	488,734
	Death	—	43,991	444,743	—	488,734
Shawn Nelson	Termination other than for cause	—	—	—	—	—
	Termination other than for cause or resignation within 6 months from a Change of Control (3)	364,186	43,991	444,743	24,427	877,347
	Retirement	—	—	—	—	—
	Permanent disability	—	43,991	444,743	—	488,734
	Death	—	43,991	444,743	—	488,734
Joseph Tocci	Termination other than for cause	—	—	—	—	—
	Termination other than for cause or resignation within 6 months from a Change of Control (3)	340,305	43,991	414,660	24,107	823,063
	Retirement	—	—	—	—	—
	Permanent disability	—	43,991	414,660	—	458,651
	Death	—	43,991	414,660	—	458,651

(1)	The value of the PSUs and RSUs is based on the five-day VWAP of Shares on the TSX on December 31, 2018 (being CDN$ 16.56, USD$ 12.18). Includes dividend equivalent amounts.

(2)	Represents continuation of benefits, including medical, dental and other insurance benefits.

(3)
Change of Control as defined by the applicable employment agreement and plan documents. The same amount would be payable if PSUs and RSUs were not assumed in the event of Change of Control. For PSUs and RSUs the amounts above apply only to terminations other than for cause by the Company (and not resignations) within 12 months of a Change of Control.

As of December 31, 2018, unvested stock options were not in-the-money and as such would have resulted in nil incremental value to each NEO if his employment had been terminated on December 31, 2018. There would be nil incremental amounts payable to each NEO if his employment had been terminated for cause on December 31, 2018.

Director Compensation
Compensation of directors is established in order to allow the Company to attract and retain highly-qualified directors with varied and relevant experience, taking into account the numerous segments of activities in which the Company engages, and to align the interests of the directors with those of the shareholders.
On April 22, 2014, the Board of Directors adopted the DSU Plan, which was amended on February 17, 2017 and September 10, 2018. The purpose of the DSU Plan is to provide participants with a form of compensation which promotes greater alignment of the interests of the participants and the shareholders of the Company in creating long-term shareholder value. See “Securities Authorized for Issuance under Equity Compensation Plans - Deferred Share Unit Plan” below for a description of the DSU Plan.
Directors receive annual fees paid semi-annually. The following table presents the different components of the compensation the directors may be entitled to receive, with the exception of Gregory A. C. Yull, who does not receive any compensation for serving as director as he is an executive of the Company.

Type of Compensation	($)
Annual Amount
Chair of the Board of Directors	100,000
Member of the Board of Directors	50,000
Chair of the Audit Committee	15,000
Member of the Audit Committee	8,000
Chair of the HRCC	10,000
Member of the HRCC	7,000
Chair of the CGNC	9,000
Member of the CGNC	5,000
Chair of the Executive Committee	9,000
Member of the Executive Committee	5,000
Other Compensation
DSUs	75,000
The Company does not pay meeting fees. Directors are reimbursed for travel and other out-of-pocket expenses incurred for attending Board of Directors and Committee meetings. If an independent director who is not an employee of the Company or of one of its subsidiaries is asked to provide additional services to the Company as a director beyond the customary responsibilities of a director, such director may receive additional compensation determined by the CGNC.
The Company does not have a retirement plan for directors who are not employees or former employees of the Company.

Summary of Director Compensation
The Company paid its directors an aggregate of $1,249,578 for their services as directors in respect of the fiscal year ended December 31, 2018. The following table presents the details of all compensation and fees paid to the directors of the Company for the fiscal year ended December 31, 2018 (except for Gregory A. C. Yull, who is an NEO and who did not receive any fees as a director).

Director	Fees earned(1) ($)	Allocation of Annual Fees		Share-based awards(2) ($)	Total ($)
		DSUs ($)	Cash ($)
Robert M. Beil	65,000	—	65,000	112,061	177,061
Frank Di Tomaso	70,000	—	70,000	101,739	171,739
Robert J. Foster	70,000	70,000	—	128,407	198,407
James Pantelidis	89,759	—	89,759	102,167	191,926
Jorge N. Quintas	57,000	57,000	—	122,147	179,147
Mary Pat Salomone	65,000	—	65,000	90,660	155,660
Melbourne F. Yull	59,000	—	59,000	116,638	175,638
Total	475,759	127,000	348,759	773,819	1,249,578

(1)	Represents total compensation for Board and Committee services, which includes both cash payments and the value of DSUs elected in lieu of cash for such fees.

(2)
The amount shown for each share-based award is the grant date fair value of the DSUs that were granted to the director under the DSU Plan for the specified financial year which is calculated as the VWAP of the Shares on the TSX for the five trading days preceding the date on which the DSU value is determined. Amounts presented include quarterly dividend grant. Amounts presented do not include DSUs elected in lieu of cash for semi-annual directors’ fees. For more information on the DSU Plan and amendments thereto, see the section entitled “Securities Authorized for Issuance Under Equity Compensation Plans”.

During the fiscal year ended December 31, 2018, there were no option-based awards, non-equity incentive plan compensation, pension awards, plans that provide for the payment of pension plan benefits, or other compensation paid, payable, awarded, granted or given to the directors of the Company (except for Gregory A. C. Yull, who received this compensation in his role as CEO of the company).

The following table presents the breakdown of fees earned by each director for the fiscal year ended December 31, 2018 (except for Gregory A. C. Yull, who did not receive any fees as a director).

Director	Board Retainer Fee ($)	Committee Retainer Fee ($)	Committee Chair Retainer Fee ($)	Total Fees Earned ($)
Robert M. Beil	50,000	5,000	10,000	65,000
Frank Di Tomaso	50,000	5,000	15,000	70,000
Robert J. Foster	50,000	20,000	—	70,000
James Pantelidis	78,356	6,299	5,104	89,759
Jorge N. Quintas	50,000	7,000	—	57,000
Mary Pat Salomone	50,000	15,000	—	65,000
Melbourne F. Yull	50,000	—	9,000	59,000
Total	378,356	58,299	39,104	475,759

Incentive Plan Awards - Outstanding Director Option-Based Awards
The following table presents for each director all outstanding option-based awards at the end of the fiscal year ended December 31, 2018 (except for Gregory A. C. Yull, who is an NEO; see the heading “Compensation of Executive Officers and Directors — Summary of the Compensation of the NEOs — Incentive Plan Awards — Outstanding Share-Based Awards and Option-Based Awards”).

Name	Number of unexercised options at fiscal year-end (#)	Option Exercise Price (CDN$)	Option Expiration Date	Value of Unexercised In-the-Money Options(1) (CDN$)
Robert M. Beil	10,000	12.04	6/5/2019	48,800
Frank Di Tomaso	—	—	—	—
Robert J. Foster	10,000	12.04	6/5/2019	48,800
James Pantelidis	10,000	12.04	6/5/2019	48,800
Jorge N. Quintas	—	—	—	—
Mary Pat Salomone	—	—	—	—
Melbourne F. Yull	—	—	—	—

(1)
This column sets out the aggregate value of in-the-money unexercised options as of December 31, 2018, calculated based on the difference between the closing price of the Shares on the TSX on December 31, 2018 (being CDN$ 16.92) and the exercise price of the stock options. Actual gains, if any, on exercise will depend on the value of the Shares on the date of exercise. There is no guarantee that gains will be realized.

Incentive Plan Awards - Outstanding and Share-Based Awards
The following table presents for each director all outstanding share-based awards at the end of the fiscal year ended December 31, 2018 (except for Gregory A. C. Yull, who is an NEO; see the heading “Compensation of Executive Officers and Directors — Summary of the Compensation of the NEOs — Incentive Plan Awards — Outstanding Share-Based Awards and Option-Based Awards”).

	DSUs
Name	Number of Vested DSUs Outstanding(1) (#)	Value of Vested DSUs outstanding(2) (CDN$)
Robert M. Beil	27,201	450,449
Frank Di Tomaso	21,285	352,480
Robert J. Foster	44,372	734,800
James Pantelidis	21,313	352,943
Jorge N. Quintas	39,315	651,056
Mary Pat Salomone	16,548	274,035
Melbourne F. Yull	28,959	479,561

(1)	All outstanding DSUs were 100% vested for directors as of December 31, 2018 and as such, no unvested amounts are shown in the table above.

(2)
The value of the DSUs is calculated based on the five-day VWAP of Shares on the TSX on December 31, 2018 (CDN$ 16.56). For more information on the DSU Plan, see the section entitled “Securities Authorized for Issuance Under Equity Compensation Plans.”

Incentive Plan Awards – Value Vested or Earned During the Year
The following table sets out for each director (except for Gregory A. C. Yull, who is an NEO), the value of option-based awards and share-based awards which vested during the year ended December 31, 2018 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2018. For Gregory A. C. Yull, see the heading “Compensation of Executive Officers and Directors — Summary of the Compensation of the Named Executive Officers — Incentive Plan Awards — Outstanding Share-Based Awards and Option-Based Awards”.

Name	Option-Based Awards – Value Vested During the Year(1) (CDN$)	Share-Based Awards – Value Vested During the Year(2) (CDN$)	Non-Equity Incentive Plan Compensation – Value Earned During the Year (CDN$)
Robert M. Beil	—	144,616	—
Frank Di Tomaso	—	131,457	—
Robert J. Foster	—	300,180	—
James Pantelidis	—	131,998	—
Jorge N. Quintas	—	267,170	—
Mary Pat Salomone	—	117,351	—
Melbourne F. Yull	—	150,441	—

(1)	All outstanding options were 100% vested for directors as of December 31, 2016 and as such, nil is shown in the table above.

(2)
The value is calculated as if the DSUs were settled on the vesting date of each relevant grant. The DSU value is based on the five-day VWAP of Shares on the TSX on the vesting date, which is the same as the grant date. Included in the table above are DSUs elected in lieu of cash for semi-annual directors’ fees earned during 2017 that were not yet granted as of December 31, 2017 and were granted in 2018.

Pension and Other Post-Retirement Benefit Plans
The following table sets out the entitlements of each of Melbourne F. Yull and Gregory A. C. Yull under the defined benefit plans that provide for payments or benefits at, following, or in connection with retirement (all figures were calculated using the accounting methods and assumptions disclosed in Note 17 to the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2018).

Name	Number of Years Credited Service (#)	Annual Benefits Payable		Opening Present Value of Defined Benefit Obligation ($)	Compensatory Change ($)	Non- Compensatory Change ($)	Closing Present Value of Defined Benefit Obligation ($)
		At Year End ($)	At Age 65 ($)
Melbourne F. Yull	25	260,935	N/A	2,254,920	(260,935)	168,509	2,162,494
Gregory A.C. Yull	29	600,000	600,000	5,627,400	—	(320,968)	5,306,432
Melbourne F. Yull was Chairman of the Board of Directors and Chief Executive Officer of the Company from January 11, 1995 to June 14, 2006. Prior thereto, Mr. Yull was the President and a director of the Company or a predecessor thereof, from 1981. The former employment agreement entered into between the Company and Mr. Yull provides that Mr. Yull receives from the Company a defined benefit supplementary pension annually for life in an amount equal to 2% of the average of Mr. Yull’s annual gross salary for the final five years of his employment with the Company, multiplied by his years of service with the Company to retirement. Accordingly, Mr. Yull receives a pension from the Company in an amount of $260,935 per year.
Gregory A. C. Yull is President, Chief Executive Officer and a director of the Company. Pursuant to the terms of the Yull Agreement, unless terminated by the Company for Cause (as defined in the Yull Agreement), he shall receive a defined benefit supplementary pension annually for life equal to the lesser of: (i) $600,000 if he separates from service at age 65 or older, $570,000 at age 64, $540,000 at age 63, $510,000 at age 62, $480,000 at age 61, or $450,000 at age 60 or younger with such payments to begin at age 60; and (ii) two percent of the average of his total cash compensation (base salary and performance bonus) for the highest five years of his employment during the prior ten years as of the time of separation, multiplied by his years of service with the Company. In the event of Mr. Yull’s death, his surviving spouse would receive 50% of the annual supplement pension benefit that was being paid to Mr. Yull at the time of his death or that would have been paid to Mr. Yull if he had retired on the date of his death, within ninety days of his death and continuing annually during her lifetime. The retirement benefits set forth above were vested upon the completion of five years of service. As of December 31, 2018, Mr. Yull’s accumulated benefit was an amount of $600,000 per year.
The Company maintains defined contribution pension plans in the United States and Canada. Each NEO participates in the Intertape Polymer Corp. USA Employees’ Stock Ownership and Retirement Savings Plan (the “US Plan”). The US Plan is a defined contribution pension plan and qualifies as a deferred salary arrangement under section 401(k) of the United States Internal Revenue Code. Under the US Plan, employees who have been employed for at least 90 days may defer a portion of their pre-tax earnings subject to statutory limitations. The Company may make discretionary contributions for the benefit of eligible employees. The US Plan permits eligible employees to choose how their account balances are invested on their behalf within a range of investment options provided by third-party fund managers. The following table sets out the Company’s contributions to the US Plan and the accumulated value as of December 31, 2018 for each NEO.

Name	Accumulated Value at Start of Year ($)	Compensatory ($)(1)	Accumulated Value at Year End ($)
Gregory A.C. Yull	2,212,030	9,900	1,713,233
Jeffrey Crystal	112,778	9,900	129,046
Douglas Nalette	948,137	9,900	753,691
Shawn Nelson	1,261,859	9,900	1,114,135
Joseph Tocci	907,053	9,900	874,275

(1)	The Company’s contribution for the fiscal year ended December 31, 2018 was paid in 2019.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER
EQUITY COMPENSATION PLANS
Equity Compensation Plan Information
The following table sets out certain details as of December 31, 2018 with respect to stock options granted under the ESOP, PSUs, RSUs and DSUs.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#) (a)	Weighted-average exercise price of outstanding options, warrants and rights (CDN$) (b)	Number of securities remaining available for future issuance under equity compensation plans (#) (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	1,009,793	14.59	—	(1)
Equity compensation plans not approved by security holders	—	—	—
Total	1,009,793	14.59	—	(2)

(1)	In accordance with the TSX rules, no further grants of stock options can be made under the ESOP since June 4, 2018, the date on which the ESOP has elapsed.

(2)	Number of securities to be issued upon exercise of outstanding options represents 1.7 percent of outstanding Shares as of December 31, 2018.
The annual burn rate of the ESOP is calculated by dividing the number of stock options granted under the ESOP during the fiscal year by the weighted average number of Shares outstanding during the fiscal year.

	2018	2017	2016
Stock options granted	242,918	—	—
Burn rate	0.4%	—	—
Executive Stock Option Plan
The 1,009,793 Shares issuable upon the exercise of the options outstanding under the ESOP as of December 31, 2018, which elapsed on June 4, 2018, remain subject to the terms and conditions of the ESOP. The following is a description of certain features of the ESOP:

a.
options expire not later than ten years after the date of grant and, unless otherwise determined by the Board of Directors, all vested options under a particular grant expire 24 months after the vesting date of the last tranche of such grant;

b.
if an option is to expire during a period when the optionee is prohibited by the Company from trading in the Shares pursuant to the policies of the Company (a “Blackout Period”), or within ten business days of the expiry of such Blackout Period, the term of such option will be automatically extended for a period of ten business days immediately following the end of the Blackout Period;

c.
options that are granted to directors who are not executive officers of the Company vest as to 25% on the date of grant, with another 25% vesting on each of the first three anniversaries of the date of grant;

d.
all other options granted vest as to one-fourth on each of the first, second, third and fourth anniversaries of the date of grant for options granted prior to June 11, 2014 and vest as to one-third on each of the first, second and third anniversaries of the date of grant for options granted subsequent to June 11, 2014;

e.	options granted under the ESOP may not at any time be repriced;

f.	options granted under the ESOP may not be assigned;

g.
in the event that a bona fide offer to purchase all or part of the outstanding Shares is made to all shareholders, notice thereof must be given by the Company to all optionees and all options will become immediately exercisable, but only to the extent necessary to enable an optionee to tender his or her Shares should the optionee so desire; and

h.	the ESOP does not provide for financial assistance from the Company to optionees.
2019 ESOP
Details regarding the 2019 ESOP are set out above under “Approval of the 2019 ESOP”. A copy of the 2019 ESOP is attached as Appendix A to Schedule B hereto.
Under the 2019 ESOP, if it is approved by shareholders at the Meeting, up to 10% of outstanding Shares, or 5,866,531 securities, may be issued based on outstanding Shares as of March 28, 2019. On March 28, 2019, subject to shareholder approval of the plan, the Company granted an aggregate of 392,986 stock options under the 2019 ESOP, representing 0.67% of outstanding Shares as of March 28, 2019, leaving 9.33% of outstanding Shares, or 5,473,545 securities, remaining available for future issuance as of March 28, 2019, if it is approved by shareholders at the Meeting.
Stock Appreciation Rights Plan
On June 20, 2012, the Board of Directors of the Company adopted the SAR Plan. The purpose of the SAR Plan is to (a) promote a proprietary interest in the Company among its executives and directors; (b) encourage the Company’s executives and directors to further the Company’s development; and (c) attract and retain the key employees necessary for the Company’s long-term success. The SAR Plan is administered by the HRCC and authorizes the Company to award SARs to eligible persons. On February 3, 2016, the Board of Directors amended the SAR Plan by adding the provision set out at (e) below and, on March 18, 2016, amended the SAR Plan by adding the provision set out at (b) below. Under the policies of the TSX and the terms of the SAR Plan, the two amendments were not subject to shareholder approval.
A SAR is a right to receive a cash payment equal to the difference between the base price of the SAR and the market value of a Share on the date of exercise. SARs can be settled only in cash. No SARs were granted in 2018.
The following is a description of certain features of the SAR Plan:

a.
SARs expire not later than ten years after the date of grant. The expiry date of SARs, and their vesting schedule, if any, will be set out in the applicable agreement evidencing the grant of SARs to a participant;

b.	once the expiry date of SARs is determined in the applicable agreement, such expiry date may not be extended;

c.	the aggregate number of SARs that may be granted to directors who are not employees of the Company cannot exceed 1% of the number of issued and outstanding Shares;

d.	the base price of a SAR will be the closing price of the Shares on the TSX on the trading day immediately preceding the day on which a SAR is granted; and

e.	the base price of each SAR is confirmed in writing by the HRCC to the participant at the time of grant and once so confirmed, may not be changed; and

f.
upon the occurrence of a change in control (as defined in the SAR Plan), all SARs outstanding at such time will become fully and immediately vested and will remain exercisable until their expiration, termination or cancellation pursuant to the terms of the SAR Plan and the applicable grant agreement.

The award agreements for the SARs granted in 2012 provide that the SARs granted to employees and executives will vest and may be exercisable 25% per year over four years and that the SARs granted to directors, who are not officers of the Company, will vest and may be exercisable 25% on the grant date, and a further 25% will vest and may be exercisable per year over three years.
As of December 31, 2018, there were no SARs outstanding.
Performance and Restricted Share Unit Plan (formerly known as the Performance Share Unit Plan)
The purpose of the PRSU Plan is to provide executive officers and employees with a proprietary interest in the Company through the granting of PSUs and RSUs. The PRSU Plan is also intended to increase the interest in the Company’s welfare of those executive officers and employees who share primary responsibility for the management, growth and protection of the business of the Company, to furnish an incentive to such executive officers and employees to continue their service to the Company and its subsidiaries, and to provide a means through which the Company and its subsidiaries may attract able persons to enter their employment.
On May 9, 2016, the Board of Directors amended the Performance Share Unit Plan (“PSU Plan”) to provide for accelerated vesting of PSUs on retirement of an executive officer or employee, subject to certain conditions, and upon the death or total and permanent disability of the executive officer or employee, and to provide for the possibility of settling PSUs in cash, at the discretion of the Board of Directors. The amendment provided that in the event of cash settlement, the cash payment will equal the number of Shares that would otherwise have been issued or delivered to the participant, multiplied by the VWAP of the Shares on the TSX for the five consecutive trading days immediately preceding the day of payment and that the Board had full discretion to determine the form of settlement of the PSUs. Under the policies of the TSX and the terms of the PSU Plan, the amendment was not subject to shareholder approval.
On November 10, 2016, the Board of Directors adopted a “Supplement for US Participants” to the PSU Plan for participants in the PSU Plan who are residents of the United States for tax purposes. The “Supplement for US Participants” was not subject to shareholder approval.
On February 17, 2017, the Board of Directors again amended the PSU Plan, to provide for only cash settlement of PSUs. The amendment provides that the Company will settle PSUs by delivering to the executive officer or employee an amount in cash equal to the product that results by multiplying the number of settled PSUs by the VWAP of the Shares on the TSX for the five consecutive trading days immediately preceding the day of payment to the executive officer or employee. Under the policies of the TSX and the terms of the PSU Plan, the amendment was not subject to shareholder approval.
All of the foregoing amendments to the PSU Plan were approved by the TSX.
On March 7, 2018, the Board of Directors approved the addition of RSUs as an available award type, thus renaming the plan the Amended and Restated Performance and Restricted Share Unit Plan.
The following is a summary of the material terms of the PRSU Plan and is subject to, and qualified by, the full text of the PRSU Plan.
The Board of Directors, in its sole discretion, may from time to time approve the grant of PSUs and RSUs to one or more executive officers or employees in respect of future services, the number of PSUs and RSUs to be granted and the terms and conditions of such PSUs and RSUs. Each grant will be evidenced by a grant letter from the Company addressed to the executive officer or employee, setting out the date of grant, the number of units granted, the performance objective(s) which must be attained in order for PSUs and RSUs to be earned, any applicable reduction or increase in the number of PSUs depending on the level of attainment of the relevant performance objective(s), the vesting conditions, the settlement period, and any other terms and conditions applicable to such PSUs and RSUs.
For PSUs granted prior to the March 7, 2018 amendment, the number of PSUs which will be eligible to vest can range from 0% to 150% of the Target Shares ("Target Shares" reflects 100% of the PSUs granted) based on the Company's total shareholder return ("TSR") ranking relative to a self-selected peer group of companies ("Peer Group") over the measurement period as outlined in the following table. Further, first quartile means the top performing quartile and fourth quartile means the bottom performing quartile.

TSR Ranking Relative to the Peer Group	Percent of Target Shares Vested (%)
First Quartile TSR ranking	150
Second Quartile TSR ranking	100
Third Quartile TSR ranking	50
Fourth Quartile TSR ranking	0
For PSUs granted after the March 7, 2018 amendment, the number of PSUs which will be eligible to vest can range from 0% to 175% of the Target Shares as determined by multiplying the number of PSUs awarded by the adjustment factors as follows:

•	50% based on the Company's TSR relative to the Peer Group over the measurement period as set out on the table below.

•	50% based on the Company's ROIC Performance as set out on the table below.
The relative TSR performance adjustment factor is determined as follows:

TSR Ranking Relative to the Peer Group	Percent of Target Shares Vested (%)
Less than the 25th percentile	0
25th percentile	50
50th percentile	100
75th percentile	150
90th percentile or higher	200
The ROIC Performance adjustment factor is determined as follows:

ROIC Performance	Percent of Target Shares Vested (%)
1st Tier	0
2nd Tier	50
3rd Tier	100
4th Tier	150
TSR is measured as the five-day VWAP as of the applicable vesting date as divided by the five-day VWAP from the applicable grant date. The TSR measures are estimated based on the conventional method, which considers the reinvestment of any potential dividends in the Company’s stock.
The TSR performance and ROIC Performance adjustment factors between the numbers set out in the two tables above is interpolated on a straight-line basis.
The level of attainment of the performance objective(s) and the number of PSUs earned and eligible to vest will be determined by the Board of Directors from time to time. Upon such determination by the Board, the Company will deliver to the executive officer or employee a letter confirming the number of PSUs earned by the executive officer or employee. Any PSUs not earned in accordance with the foregoing will expire and the executive officer or employee will not have any rights or entitlements whatsoever in respect of any such PSUs.

Each grant of RSUs shall be evidenced by a Grant Letter from the Company addressed to the Participant setting out the date of grant, the number of RSUs granted, the vesting conditions, and any other terms and conditions applicable to such RSUs. The vesting of RSUs is determined by the Board of Directors from time to time.
Once a PSU or RSU is earned and has vested in accordance with the grant letter and the PRSU Plan, it may be settled during a period established by the Board of Directors in accordance with the grant letter.

An executive officer or employee may request the settlement of PSUs and RSUs which are earned and have vested in accordance with the grant letter and PRSU Plan, at any time during the settlement period, in such manner as the Board of Directors may determine from time to time and in accordance with such rules and regulations as the Board of Directors may prescribe from time to time. As soon as reasonably practicable following the settlement date, the Company will settle the PSUs or RSUs by delivering to the executive officer or employee an amount in cash equal to the product that results by multiplying the number of settled PSUs or RSUs by the VWAP of the Shares on the TSX for the five consecutive trading days immediately preceding the day of payment to the executive officer or employee, subject to statutory withholdings by the Company.
Additionally, as soon as reasonably practicable following the settlement date, the Company or a subsidiary will make a lump-sum cash payment to an executive officer or employee, net of any withholdings, in an amount equal to the product that results from multiplying the number of settled PSUs and RSUs by the amount of cash dividends per Share declared and paid by the Company from the date of grant of the PSUs and RSUs to such executive officer or employee to the settlement date.
PSUs expire on the business day preceding December 31 of the third calendar year following the first year in which the executive officer or employee rendered services in respect of the grant of PSUs. Any PSU which has vested in accordance with the applicable grant letter and the PSU Plan but which has not been settled at the expiry date will be automatically settled on such date.
In the event of a “Change of Control” of the Company, as that term is defined in the PRSU Plan, all unvested PSUs and RSUs shall (i) either be assumed or continued by the successor entity or shall be replaced by or substituted for a new plan and new PSUs and RSUs of the successor entity with identical terms and conditions, subject to an equitable adjustment as set forth in the PRSU Plan, or (ii) if not assumed, continued, replaced, or substituted as contemplated in clause (i), the Board shall accelerate vesting of all unvested PSUs and RSUs, with effect as of the “Change of Control”, with, in the case of PSUs, the deemed attainment of 100% of the relevant performance objective(s) or such higher level of deemed attainment as is determined by the Board in its discretion. In the event a holder of PSUs or RSUs ceases to be an executive officer or employee of the Company or one of its subsidiaries as a result of termination without cause within one year following a “Change of Control”, all unvested PSUs and RSUs shall vest on the date that is his or her last day of work for the Company or a Subsidiary, with deemed attainment of 100% of the relevant performance objective(s) in the case of PSUs.
Notwithstanding any provision of the PRSU Plan to the contrary, if an executive officer or employee ceases to be an executive officer or employee by reason of death or total and permanent disability (which has been certified by a physician acceptable to the Board), all unvested PSUs or RSUs held by the executive officer or employee as of his or her last working day, as defined by the PRSU Plan, shall automatically vest; furthermore, if an executive officer or employee ceases to be an executive officer or employee by reason of retirement at age 59 and  1⁄2 or older and has completed at least five years of service with the Company or one of its subsidiaries, all unvested PSUs or RSUs which the executive officer or employee has held for at least one year as of the executive officer’s or employee’s last working day shall automatically vest. If, prior to the vesting date, a holder of PSUs or RSUs ceases to be an executive officer or employee of the Company or one of its subsidiaries for any other reason, including, without limitation, retirement (other than noted above),resignation, voluntarily departure, termination for cause or termination without cause (other than noted above regarding “Change of Control”), all unvested PSUs and RSUs shall be cancelled and be of no further force or effect whatsoever.
PSUs and RSUs may not be assigned or transferred, other than by will or the laws of succession.
As of December 31, 2018, there were 1,034,239 PSUs and 111,819 RSUs outstanding.
Deferred Share Unit Plan
On April 22, 2014, the Board of Directors adopted the DSU Plan. The purpose of the DSU Plan is to provide participants with a form of compensation which promotes greater alignment of the interests of the participants and the shareholders of the Company in creating long-term shareholder value. The DSU Plan is administered by the HRCC and authorizes the Company to award DSUs to any member of the Board of Directors of the Company who is not an executive officer or employee of the Company. Under the DSU Plan, each director may receive DSUs as a result of a grant and/or in lieu of cash for semi-annual directors’ fees. DSUs are settled, in cash only, when the director ceases to be a member of the Board of Directors of the Company.
The Board of Directors amended the DSU Plan on September 10, 2018 in order to provide that the participants in the DSU Plan be also entitled to a dividend equivalent payment, payable in additional DSUs equal to the amount of dividends paid on Shares to which the DSUs held by them relate.
As of December 31, 2018, there were 198,993 DSUs outstanding.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
Aggregate Indebtedness
None of the executive officers, directors, employees or former executive officers, directors and employees of the Company and its subsidiaries as of April 24, 2019, owe any indebtedness to the Company and its subsidiaries, and no indebtedness of such persons to other entities was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any subsidiary thereof.
Indebtedness of Directors and Executive Officers under Securities Purchase and Other Programs
During the fiscal year ended December 31, 2018, and as of the date of this Circular, none of the directors, executive officers, employees (or previous directors, executive officers or employees of the Company) or proposed nominees for election as a director of the Company (or any associate of a director, executive officer or proposed nominee) was or is indebted to the Company with respect to the purchase of securities of the Company and for any other reason pursuant to a loan.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
For the purposes of this Circular, “informed person” means: (i) a director or executive officer of the Company; (ii) a director or executive officer of a person or Company that is itself an informed person or subsidiary of the Company; (iii) any person or Company who beneficially owns, or exercises control or direction over, directly or indirectly, voting securities of the Company or a combination of both, carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company, other than voting securities held by the person or Company as underwriter in the course of a distribution; and (iv) the Company if it has purchased, redeemed or otherwise acquired any of its own securities, for so long as it holds any of its securities.
To the best of the Company’s knowledge, no informed person or proposed director of the Company, and no associate or affiliate of the foregoing persons, at any time since the beginning of its last completed financial year, has or had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the beginning of its last completed financial year that has materially affected the Company or any of its subsidiaries, or in any proposed transaction that could materially affect the Company or any of its subsidiaries, or in any matter to be acted upon at this Meeting.

SHAREHOLDER PROPOSALS
The CBCA provides that a Registered Shareholder or a Beneficial Shareholder that is entitled to vote at an annual meeting of the Company may submit to the Company notice of any matter that the person proposes to raise at the meeting (referred to as a “Proposal”) and discuss at the meeting any matter in respect of which the person would have been entitled to submit a Proposal. The CBCA further provides that the Company must set out the Proposal in its management proxy circular along with, if so requested by the person who makes the Proposal, a statement in support of the Proposal by such person. However, the Company will not be required to set out the Proposal in its management proxy circular or include a supporting statement if, among other things, the Proposal is not submitted to the Company at least 90 days before the anniversary date of the notice of meeting that was sent to the shareholders in connection with the previous annual meeting of shareholders of the Company. As the notice in connection with the Meeting is dated April 24, 2019, the deadline for submitting a Proposal to the Company in connection with the next annual meeting of shareholders is January 25, 2020.
The foregoing is a summary only. Shareholders should carefully review the provisions of the CBCA relating to Proposals and consult with a legal advisor.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES
The Board of Directors and management of the Company believe that the highest standards of corporate governance are essential in the effective management of the Company as well as in the Company’s ability to build sustainable worth for its customers, business partners, employees and investors. The Board of Directors is committed to maintaining a high standard of corporate governance, and regularly reviews and updates its corporate governance systems in light of changing practices, expectations and legal requirements.
The Company is a Canadian reporting issuer and the Shares are listed and posted for trading on the TSX. The Company’s corporate governance practices reflect applicable rules and guidelines adopted by the Canadian Securities Administrators as set out in National Policy 58-201 Corporate Governance Guidelines and National Instrument 58-101 Disclosure of Corporate Governance Practices (collectively, the “CSA Guidelines”). Further, the Company’s governance practices also comply with the governance rules of the SEC applicable to foreign issuers and those mandated by the United States Sarbanes-Oxley Act of 2002.
The CSA Guidelines set out a series of guidelines for effective corporate governance. The guidelines address matters such as the composition and independence of corporate boards, the functions to be performed by boards and their committees, and the effectiveness and education of board members. The Company’s corporate governance practices are substantially in alignment with the CSA Guidelines. In accordance with the CSA Guidelines, the Company discloses, on an annual basis and in prescribed form, the corporate governance practices that it has adopted.
Pursuant to its mandate, the Board of Directors supervises the management of the business and affairs of the Company, including the development of major policy and strategy and the identification of the risks of the Company’s business and implementation of the appropriate systems to manage these risks. The Board of Directors has explicitly assumed responsibility for the stewardship of the Company and has adopted a formal mandate setting out its stewardship responsibilities. The Board of Directors discharges its responsibilities either directly or through its committees.
In regards to the identification and management of risk, the Board of Directors receives reports from management of the Company on a regular basis with respect to risks which the Company encounters in its business. Among others, the Board considers and discusses risks such as: trends in the costs of raw materials and commodities; fluctuations in interest rates and foreign exchange rates; environmental and safety issues; cyber security; availability of capital; tax implications; execution by the Company of its capital expenditure projects; business continuity; and integration of businesses acquired by the Company. Many of the risks considered and discussed by the Board are set out in the Company’s Management’s Discussion and Analysis for the 2018 fiscal year and in the section entitled “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2018, both of which are available under the Company’s profile on SEDAR at www.sedar.com.
The Board of Directors has established four committees, namely the Audit Committee, HRCC, CGNC and Executive Committee to facilitate the carrying out of its duties and responsibilities and to meet applicable statutory requirements. The Board of Directors has adopted a formal mandate for each committee. The Board of Directors has developed a description of the role and responsibilities for each of the Chairman of the Board, the Lead Director, where applicable, the Chair of each committee of the Board of Directors and the Chief Executive Officer.
The Company has adopted a Code of Conduct and Business Ethics to which all directors, management personnel and employees of the Company are expected to adhere. A copy of the Code of Conduct and Business Ethics is available under the Company’s profile on SEDAR at www.sedar.com.
The following discloses the Company’s current governance practices in accordance with the CSA Guidelines.
Board of Directors
The Company complies with the CSA Guidelines which set out that a majority of the directors of the Company must be independent.
According to section 1.4 of National Instrument 52 – 110 Audit Committees, a director is independent if he or she has no direct or indirect material relationship with the Company, which includes a relationship which could, in the view of the Board of Directors, reasonably interfere with the exercise of the director’s independent judgment. After having examined the role and relationships of each of the directors and based on information provided by the directors as to their individual circumstances, the CGNC has established that six of the eight directors proposed as nominees by management for election as directors are, as of the date hereof, independent of the Company, namely:

•	Robert M. Beil

•	Frank Di Tomaso

•	Robert J. Foster

•	James Pantelidis

•	Jorge N. Quintas

•	Mary Pat Salomone
This determination was made based on the following factors, that is, whether:

(i)
the director is, or has been within the last three years, an employee or executive officer of the Company or a subsidiary, or an immediate family member of the director is, or has been within the last three years, an executive officer of the Company or a subsidiary;

(ii)
the director is a current partner or employee of a firm that is the Company’s internal or external auditor, or was within the last three years, a partner or employee of that firm and personally worked on the Company’s audit within that time;

(iii)
an immediate family member of the director is a current partner of a firm that is the Company’s internal or external auditor, or is a current employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or was, within the last three years a partner or employee of that firm and personally worked on the Company’s audit within that time;

(iv)
the director, or an immediate family member of the director, is or has been within the last three years, an executive officer of an entity on which any of the Company’s current executive officers serve or served at that time on the entity’s compensation committee; or

(v)
the director or an immediate family member of the director who is employed as an executive officer of the Company has received, during any twelve-month period within the last three years, more than $75,000 in direct compensation from the Company, other than (a) director and committee fees, (b) pension or other forms of deferred compensation for prior service provided that such compensation is not contingent in any way on continued service, and (c) compensation for previously acting as an interim chief executive officer of the Company or previously acting as a Chairman of the Board of Directors on a part-time basis.

An “immediate family member” includes a person’s spouse, parents, children, stepchildren, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares the person’s home.
After having examined the role and relationships of each director, the CGNC has established that, of the eight directors proposed by management to sit on the Board of Directors, the following two directors are not independent from the Company, namely:

•	Gregory A. C. Yull, who is the Chief Executive Officer of the Company; and

•	Melbourne F. Yull, whose “immediate family member” (Gregory A. C. Yull) is Chief Executive Officer of the Company.
The Board of Directors considers that, as of the date hereof, six of the eight directors are independent, meaning that 75% of the proposed nominees for election as directors are independent.
In addition, during the fiscal year ended December 31, 2018, all of the members of each of the Audit Committee, HRCC and CGNC were independent directors. At December 31, 2018: the members of the Audit Committee were Frank Di Tomaso (chairman), Robert J. Foster, and Mary Pat Salomone, the members of the HRCC were Robert M. Beil (chairman), Robert J. Foster, Jorge N. Quintas and Mary Pat Salomone, and the members of the CGNC were James Pantelidis (chairman), Robert M. Beil and Frank Di Tomaso. If necessary, the independent members of the Board of Directors can meet without the presence of the non-independent directors.

The following directors are currently directors of other issuers that are reporting issuers (or the equivalent) in a jurisdiction of Canada or a foreign jurisdiction:

Name of Director	Issuer
Frank Di Tomaso	ADF Group Inc.
Birks Group Inc.
James Pantelidis	Parkland Fuel Corporation
Mary Pat Salomone	TransCanada Corporation
TransCanada Pipelines Limited
Herc Holdings, Inc.
James Pantelidis, Chairman of the Board of Directors, is an independent director. The positions of Chairman of the Board of Directors and Chief Executive Officer are split. The Board of Directors believes that separating the roles of Chairman of the Board of Directors and Chief Executive Officer allows the Board of Directors to more effectively oversee management, enhance accountability and avoid potential conflicts of interest.
The Board of Directors uses electronic board books. This allows information to be disseminated effectively and allows the Board of Directors to conduct its business efficiently. The use of electronic board books also reduces the use of paper by the Board of Directors, which also has the corollary benefit of reducing costs and is consistent with the Company’s dedication to be an environmental leader.
Board Mandate
The Board of Directors has approved its written mandate. The mandate of the Board of Directors is to supervise the management of the business and affairs of the Company, including the development of major policies and strategies and the identification of the risks of the Company’s business and the implementation of the appropriate systems to manage these risks. The complete text of the mandate of the Board of Directors is available on the Company’s website.
Position Descriptions
The Board of Directors has developed a description of the role and responsibilities of the Chairman of the Board of Directors, the Chair of each committee of the Board of Directors and the Chief Executive Officer.
The description of the role and responsibilities of the Chairman of the Board of Directors was approved by the Board of Directors. The description of the role and responsibilities of the Chairman of the Board of Directors establishes that the Chairman of the Board of Directors provides leadership and develops guiding principles for the Board of Directors and represents the Board of Directors with the shareholders at the annual meeting of shareholders. The Chairman of the Board of Directors also sets the agenda for meetings of the Board of Directors, chairs meetings of the Board of Directors, oversees its effectiveness and ensuring that it meets its obligations and responsibilities, and ensures that board members receive clear information on a timely basis and ensures that the performance of the Board of Directors is assessed on a regular basis. In addition, the Chairman of the Board of Directors supervises the chairs of the committees.
Descriptions of the role and responsibilities of the chairs of the Audit Committee, the HRCC and the CGNC were approved by the Board of Directors. They provide, among other things, that the chairman of each committee sets the agenda and chairs committee meetings and reports regularly to the Board of Directors.
A description of the role and responsibilities of the Chief Executive Officer was approved by the Board of Directors. The Board of Directors also determines with the Chief Executive Officer his or her priorities and responsibilities. The description provides that the Chief Executive Officer is ultimately responsible for directing the business and affairs of the Company, setting objectives and providing strategic directions to the management of the Company so that the Company may achieve expected results. He is responsible for: (i) directing the objectives, policies and operating plans consistent with the Board of Directors’ mandate, (ii) fostering a corporate culture that promotes integrity and ethical conduct and responsibility, (iii) monitoring the Company’s compliance with current regulatory and disclosure rules, (iv) evaluating performance of senior management and developing and retaining personnel in order to provide for the future management of the Company, and (v) building the Company’s profile with the public and with investor communities and ensuring that the appropriate information and disclosure are being provided to the shareholders of the Company.

The position descriptions of the Chairman of the Board of Directors and of the Chief Executive Officer are available on the Company’s website.
Orientation and Continuing Education
The Board recognizes the importance of ongoing education for directors. Directors are encouraged to attend seminars, conferences and other continuing education programs to help ensure that they stay current on relevant issues such as corporate governance, financial and accounting practices and corporate ethics. The Company encourages directors to attend appropriate continuing education programs and will contribute to the cost of attending such programs. As well, written materials likely to be of interest to directors that have been published in periodicals, newspapers or by legal or accounting firms are routinely forwarded to directors. Furthermore, the Company also believes that serving on other corporate and not for profit boards is a valuable source of ongoing education.
Upon a director’s election or appointment to the Board of Directors, the director receives all of the various corporate governance documents that have been adopted by the Company. Additionally, the director participates in meetings with members of management of the Company, is given a tour of certain of the Company’s operational facilities and is briefed on the strategic policies and strategic direction of the Company, all of which is designed with a view to familiarize new directors with the Company, its management structures and operations, and key legal, financial and operational issues.
New directors are also provided with information regarding corporate governance and structure and procedures of the Board of Directors and any committee on which the director will serve.
Upon joining the Board of Directors, a new director will have multiple one-on-one sessions with the Chairman and Chief Executive Officer to discuss the function of the Board of Directors and the nature of the Company’s business activities. Individual meetings will also be scheduled with executive management to educate new directors in more detail with respect to the Company’s operations. A secure website is also available to directors, where they have access to important Board of Directors’ materials, including board books, charters, guidelines and codes.
The Company has developed an education program for new directors. The main objective of the education program is to offer for each new director the opportunity to learn the business of the Company and for each director to better understand the challenges to which the Company is exposed. This education program is addressed, inter alia, to new directors to inform them as to the role of the Board of Directors, its committees and its directors, the nature and functioning of the Company, and the operations and management of the Company. Each director receives a Director Information Handbook that is regularly updated. The Director Information Handbook contains material pertinent to the affairs of the Company, including the mandate of the Board of Directors and its committees, descriptions of the role and responsibilities of each committee chair and of the Chairman of the Board of Directors, details of directors’ compensation, details regarding the directors’ liability insurance, the role and responsibilities of the President and Chief Executive Officer, the Company’s Code of Business Conducts and Ethics (the “Code of Conduct”) and its policies.
The Company relies on the fact that each director has had considerable prior corporate experience and that each director has the necessary expertise to serve as an effective director of the Company. Various members of senior management of the Company report to the Board of Directors on an informal and formal basis regularly in order to keep the directors up-to-date on various matters concerning the business and affairs of the Company. Counsel to the Company in both the United States and Canada are also available to advise the Board of Directors on new developments in relevant areas of the law.
Ethical Business Conduct
The Company’s Code of Conduct applies to each of the Company’s directors, officers and employees. A copy of the Code of Conduct is available under the Company’s profile on SEDAR at www.sedar.com.
All directors, officers and employees of the Company are strongly encouraged to discuss all issues with appropriate personnel at the Company in cases in which they suspect that a potential breach of the Code of Conduct may have occurred. Any waiver of a provision of the Code of Conduct for executive officers or directors of the Company may be made only by the Board of Directors or a committee thereof and will be promptly disclosed as required by law or by the regulations of the TSX. To the knowledge of the directors and officers of the Company, there has not been any instance of departure from the Code of Conduct within the last twelve months. Persons who violate the standards set out in the Code of Conduct will be subject to disciplinary action. The Board of Directors did not grant any waivers with respect to the Code of Conduct to any director, executive or executive officer during the last fiscal year. Therefore, no material change report pertaining to any conduct of a director, executive or executive officer that constitutes a departure from the Code of Conduct was filed.

The Code of Conduct is provided to each employee of the Company at the time of his or her commencement of employment, as well as to each director and officer of the Company at the time of his or her election or appointment. The Code of Conduct covers a variety of subject matters that are related to proper business conduct and ethics, including conflicts of interest, discrimination and harassment in the work place, the health and safety of employees, confidentiality obligations and insider-trading prohibitions. Compliance with these subject matters is ultimately monitored by the Board of Directors in different ways depending on the specific matter in question.
For example, as concerns insider trading, at the designated time during each financial quarter, a member of management informs the Company’s personnel in writing when the regular trading black-out period begins and ends, as set out in the Company's Insider Trading Policy. Further, members of the Board of Directors may be involved when a decision has to be made as to whether an additional trading black-out period is warranted in the event that certain material information may be accessible by the Company’s personnel prior to its divulgation to the public.
As concerns matters such as discrimination and harassment and the health and safety of employees, it is the Company’s supervisors and managers who are responsible for regularly monitoring such matters. These managers prepare written reports dealing with such matters on a regular basis. The reports are then reviewed by members of senior management, who are responsible for bringing any specific concerns to the attention of the Board of Directors.
The Code of Conduct sets out that employees are to discuss any compliance matters or concerns with a supervisor or manager, human resources, the Company's legal department, or through the IPG Business Conduct and Ethics Hotline. The Company’s supervisors and managers and counsel at Holland & Knight LLP, as the case may be, each have ready access to the Board of Directors.
Under the CBCA, the Company’s governing statute, a director or officer of the Company must disclose to the Company, in writing or by requesting that it be entered in the minutes of meetings of the Board of Directors, the nature and extent of any interest that he or she has in a material contract or material transaction, whether made or proposed, with the Company, if the director or officer: (a) is a party to the contract or transaction; (b) is a director or an officer, or an individual acting in a similar capacity, of a party to the contract or transaction; or (c) has a material interest in a party to the contract or transaction. Subject to limited exceptions set out in the CBCA, the director cannot vote on any resolution to approve the contract or transaction.
Further, it is the policy of the Company that an interested director or officer recuse himself or herself from the decision-making process pertaining to a contract or transaction in which he or she has an interest.
In 2007, the Audit Committee established the “Whistle Blower Policy and Procedures” as part of the Code of Conduct. The purpose of the “Whistle Blower Policy and Procedures” is to provide a means by which accounting and audit-related complaints can be handled by the Audit Committee, thus providing an anonymous method by which employees can report, if any, questionable accounting, internal accounting controls, and auditing matters which would constitute a violation of the Company’s accounting policies, without fear of retaliation against good-faith whistleblowers.
Nomination of Directors
The CGNC identifies and recommends to the Board of Directors, when appropriate, skill sets and individuals who could add value to the Board of Directors. If the Board of Directors determines that new candidates for Board nomination are advisable, the process by which the Board of Directors identifies new candidates for Board nomination will begin with the approval by the Board of Directors of an outline of the skill-set and background which are desired in a new candidate. Board members and management will have an opportunity to suggest candidates for consideration. A search firm may be employed. Prospective candidates will be interviewed by the Chairman and other members of the Board of Directors on an ad hoc basis. An invitation to join the Board of Directors will be extended only after the Board of Directors has reached a consensus on the appropriateness of the candidate.
The members of the CGNC are James Pantelidis (chairman), Robert M. Beil and Frank Di Tomaso. The CGNC is composed entirely of independent directors, as is a majority of the members of the Board of Directors, ensuring any candidate recommended to the Board of Directors by the CGNC is approved by independent members of the CGNC and a majority of independent members of the Board of Directors.
The members of the CGNC are appointed by the Board of Directors annually. The charter of the CGNC is available on the Company’s website and states that the committee will inter alia:

(i)	develop and recommend to the Board of Directors a set of corporate governance principles applicable to the Company;

(ii)	monitor corporate governance issues, trends and proposed, new or amended regulatory requirements and, as appropriate, make recommendations to the Board of Directors;

(iii)	advise the Board of Directors with respect to the charters, structure and operations of the various committees of the Board of Directors and qualifications for membership thereon;

(iv)
in consultation with the Chairman of the Board of Directors and the Chief Executive Officer of the Company, make recommendations to the Board of Directors regarding which directors should serve on the various committees of the Board of Directors;

(v)
authorize any waiver of the compliance by an executive officer or a director with the Company’s Code of Conduct, oversee the investigation of any alleged breach of the Code of Conduct and make recommendations to the Board of Directors regarding any measures to be taken by the Board of Directors with respect thereto;

(vi)	exercise oversight of the policies and processes adopted by it or the Board of Directors relating to director orientation and continuing education;

(vii)
exercise oversight of the processes adopted by the Board of Directors for evaluating (a) the overall performance and workings of the Board of Directors as a whole, and (b) the performances of individual directors;

(viii)
establish a process for determining the “independence” of directors, the identification of “financial experts”, and the “financial literacy” of directors, as those terms are defined from time to time under the requirements or guidelines for board service under applicable securities laws and the rules of any stock exchange on which the Company’s securities are listed for trading; and

(ix)	review the size and composition of the Board of Directors.
Compensation
The Board of Directors has given the HRCC a mandate to examine the compensation of executive officers and make recommendations with respect thereto.
The Board of Directors has established a HRCC that is composed entirely of independent directors within the meaning of National Instrument 52-110 Audit Committees. The members of the HRCC for the fiscal year ended December 31, 2018 were Robert M. Beil (chairman), Robert J. Foster, Jorge N. Quintas and Mary Pat Salomone.
The mandate of the HRCC is described above under the heading “Compensation of Execution Officers and Directors —Named Executive Officer Profiles”. The charter of the HRCC is available on the Company’s website.
In determining executive compensation, the Board of Directors retains the services of compensation consultants from time to time.
For more detailed information with respect to the compensation of the Company’s officers, see “Compensation of Executive Officers and Directors – Compensation Discussion and Analysis – Compensation Process” above.
Other Committees of the Board of Directors
The only committee of the Board of Directors other than the Audit Committee, HRCC and CGNC is the Executive Committee, which is comprised of James Pantelidis, Robert J. Foster, Gregory A. C. Yull and Melbourne F. Yull (chairman). The function of the Executive Committee is to provide strategic direction for the Company. The charter of the Executive Committee is available on the Company’s website.
Assessments
Annually all directors are required to complete a director’s questionnaire designed to assist the Board of Directors in assessing the Board of Directors as a whole, and each committee of the Board of Directors. The results of these assessments are discussed at a meeting of the Board of Directors. The Audit Committee follows a similar procedure to assist members of the Audit Committee in assessing the Committee.

Director Tenure Policy
On November 27, 2018, the Board adopted a policy to ensure appropriate and ongoing renewal of the Board in order to sustain Board performance and maintain Board expertise (the “Director Tenure Policy”). Pursuant to the Director Tenure Policy, the Board will seek to maintain an average tenure of ten years or less for its independent non-management directors. The Board believes that this approach is more advisable than establishing a specific limit for the overall length of time an independent director, because it will allow directors who have served on the Board for an extended period to continue to provide valuable insight into the operations and future of the Company based on their experience with, and understanding of, the Company’s history, policies, and objectives.
Furthermore, in determining whether to recommend a director for re-election every year, the CGNC considers the director’s participation in and contributions to the activities of the Board and past meeting attendance.
Policies Regarding the Representation of Women on the Board
On August 10, 2018, the Board of Directors adopted a written Diversity Policy (the “Diversity Policy”), which sets forth the Company’s approach to achieving and maintaining diversity on the Board of Directors. The Company is committed to a merit-based system for Board composition within a diverse and inclusive culture which solicits multiple perspectives and views and is free of conscious or unconscious bias and discrimination.
In accordance with the current Diversity Policy, the Company will, when assessing Board composition or identifying suitable candidates for appointment or re-election to the Board of Directors, consider candidates on merit against objective criteria having due regard to the benefits of diversity and the needs of the Board of Directors. The Company will periodically assess the expertise, experience, skills and backgrounds of its directors, including the extent to which the current composition of the Board of Directors reflects a diverse mix of knowledge, experience, skills and backgrounds, including an appropriate number of women directors. The Company aspires to attain and maintain a Board composition in which at least 30% of the directors are women.
The Board of Directors will review the Diversity Policy annually and assess its effectiveness in promoting a diverse Board which includes an appropriate number of women directors.
Consideration of the Representation of Women in the Director Identification and Selection Process
When the CGNC recommends candidates for director positions, it considers not only the qualifications, personal qualities, business background and experience of the candidates, it also considers the composition of the group of nominees, to best bring together a selection of candidates allowing the Board of Directors to perform efficiently and act in the best interest of the Company and its stakeholders. The Company is aware of the benefits of diversity both on the Board and at the executive level, and therefore female representation is one factor taken into consideration during the search process to fill director positions.
Consideration Given to the Representation of Women in Executive Officer Appointments
When the Board of Directors selects candidates for executive officer positions, it considers not only the qualifications, personal qualities, business background and experience of the candidates, it also considers the composition of the group of nominees, to best bring together a selection of candidates allowing the Company’s management to perform efficiently and act in the best interest of the Company and its stakeholders. The Company is aware of the benefits of diversity both on the Board and at the executive level, and therefore female representation is one factor taken into consideration during the search process to fill leadership roles within the Company.
Targets Regarding the Representation of Women in Executive Officer Positions
The Company has not adopted a “target” regarding women in executive officer positions. The Company considers candidates based on their qualifications, personal qualities, business background and experience, and does not feel that targets necessarily result in the identification or selection of the best candidates.
Number of Women on the Board and in Executive Officer Positions
There is one woman on the Board of Directors of the Company. Of the nine executive officers of the Company, including its major subsidiaries, as defined in National Instrument 58-101 Disclosure of Corporate Governance Practices, two (22.2%) are women.

AUDIT COMMITTEE INFORMATION
Reference is made to the subsection entitled “Audit Committee” under Item 6C in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018 for required disclosure relating to the Audit Committee. The Annual Report on Form 20-F is available under the Company’s profile on SEDAR at www.sedar.com (Canada) and www.sec.gov (United States) and can be obtained by contacting the Company at 9999 Cavendish Blvd., Suite 200, Ville-St-Laurent, Québec H4M 2X5, telephone (514) 731-7591.

ADDITIONAL INFORMATION
Financial information about the Company is contained in its Consolidated Financial Statements and Management’s Discussion and Analysis as of December 31, 2018 and 2017 and for each of the years in the three-year period ended December 31, 2018, and additional information about the Company is available under the Company’s profile on SEDAR at www.sedar.com (Canada) and www.sec.gov (United States).
The Company periodically holds investor meetings at its various plant locations and expects to continue to do so in the future.
If you would like to obtain, at no cost to you, a copy of any of the following documents:

(a)	the latest Form 20-F filed in lieu of an Annual Information Form of the Company together with any document, or the pertinent pages of any document, incorporated by reference therein;

(b)
the Consolidated Financial Statements of the Company as of December 31, 2018 and 2017 and for each of the years in the three-year period ended December 31, 2018, together with the accompanying Auditor’s Report thereon and any interim financial statements of the Company for periods subsequent to December 31, 2018 and Management’s Discussion and Analysis with respect thereto; and

(c)	this Circular,
please send your request to:
Attention: Kim Peens
Intertape Polymer Group Inc.
9999 Cavendish Blvd.
Suite 200
Saint-Laurent, Québec H4M 2X5
telephone: (514) 731-7591
telecopier: (514) 731-5039

AUTHORIZATION
The contents and the mailing of this Circular have been approved by the Board of Directors of the Company.
(signed) Randi M. Booth
Secretary
Sarasota, Florida
April 24, 2019

SCHEDULE A
SHAREHOLDERS’ ADVISORY, NON-BINDING RESOLUTION
EXECUTIVE COMPENSATION
BE AND IT IS HEREBY RESOLVED:
THAT, on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors, the shareholders of the Company accept the approach to executive compensation set out in the section entitled “Compensation of Executive Officers and Directors – Compensation Discussion and Analysis” on pages 34 to 52 of the Management Information Circular of the Company dated April 24, 2019.

SCHEDULE B
EXECUTIVE STOCK OPTION PLAN RESOLUTION

WHEREAS on March 12, 2019, the Board of Directors adopted a new Executive Stock Option Plan (the “2019 ESOP”);
WHEREAS pursuant to the 2019 ESOP , the maximum number of common shares that may be issued thereunder is set at a number equal to ten percent (10%) of the issued and outstanding common shares of the Company from time-to-time;
WHEREAS the 2019 ESOP does not have a fixed maximum number of common shares issuable thereunder;
WHEREAS the rules of the Toronto Stock Exchange provide that all security based compensation arrangements must be approved by the shareholders and that all unallocated options under a security-based compensation arrangement which does not have a fixed number of maximum securities issuable must then be approved every three years; and
WHEREAS the Board of Directos granted certain Options as set forth below under the 2019 ESOP, subject to approval of the 2019 by Shareholders at this Meeting;
BE AND IT IS HEREBY RESOLVED:
THAT the 2019 ESOP, as approved by the Board of Directors on March 12, 2019 and as described in the Management Information Circular of the Company dated April 24, 2019 and a copy of which is attached as Appendix A to this Schedule B, is hereby ratified and approved;
THAT the maximum number of common shares that may be issued under the 2019 ESOP be and is hereby equal to ten percent (10%) of the issued and outstanding common shares of the Company, and that the maximum number of common shares that may be issued under the 2019 ESOP shall increase proportionately as the number of issued and outstanding common shares of the Company increases from time to time, so as to remain equal to ten percent (10%) of the issued and outstanding common shares of the Company;
THAT the Company have the ability to continue granting options under the 2019 ESOP until June 6, 2022, which is the date that is three years from the date of the shareholders’ meeting at which shareholder approval is being sought;
THAT the following grants of Options under the 2019 ESOP by the Board of Directors on March 28, 2019, be and are hereby ratified and confirmed:

	Number of Options	Option Exercise Price (CDN$)	Option Expiration Date
Officers who are also directors	176,395	17.54	3/28/2029
Officers who are not directors	123,766	17.54	3/28/2024
Employees/consultants	92,825	17.54	3/28/2024
THAT any director or officer of the Company be and is hereby authorized to do such things and to sign, execute and deliver all instruments and documents that such director and officer may, in his or her discretion, determine to be necessary or desirable in order to give full effect to the intent and purpose of this resolution.

SCHEDULE C
SHAREHOLDER RIGHTS PLAN RESOLUTION

WHEREAS the Company adopted a Shareholders Rights Plan on December 14, 2015 (the “Rights Plan”);
WHEREAS the rules of the Toronto Stock Exchange provide that all security based compensation arrangements must be approved by the shareholders and that all rights or other entitlements under a security-based compensation arrangement which does not have a fixed number of maximum securities issuable must then be approved every three years; and
WHEREAS the terms of the Rights Plan also require that the continued existence of the Rights Plan be ratified by the “independent shareholders” (as such term is defined in the Rights Plan) at the 2019 annual meeting of the shareholders of the Company;
BE AND IT IS HEREBY RESOLVED:
THAT the continuation of the Rights Plan is hereby ratified and approved;
THAT the Company have the ability to continue granting rights under the Rights Plan until June 6, 2022, which is the date that is three years from the date of the shareholders’ meeting at which shareholder approval is being sought; and
THAT any director or officer of the Company be and is hereby authorized to do such things and to sign, execute and deliver all instruments and documents that such director and officer may, in his or her discretion, determine to be necessary or desirable in order to give full effect to the intent and purpose of this resolution.

APPENDIX A

STOCK OPTION PLAN FOR
EMPLOYEES AND CONSULTANTS
OF INTERTAPE POLYMER GROUP INC. AND ITS SUBSIDIARIES

1.	Definitions
For the purposes hereof and unless the context otherwise requires:
“Blackout Period” means any period during which a policy of the Corporation prevents an Optionee from exercising an Option;
“Board” means the board of directors of the Corporation;
“Committee” means the Human Resources and Compensation Committee of the Board;
“Consultant” means any individual (other than a director of the Corporation or an Employee) or corporation or other entity that is engaged by the Corporation or a Subsidiary to provide services;
“Change of Control” means (i) the sale of all or substantially all of the assets of the Corporation on a consolidated basis, in one transaction or a series of related transactions, to a person that is not a Subsidiary, (ii) a merger, reorganization or consolidation pursuant to which the holders of the Corporation’s outstanding voting rights immediately prior to such transaction do not own a majority of the outstanding voting rights of the resulting or successor entity (or its ultimate parent, if applicable) immediately upon completion of such transaction, (iii) any person or a group of persons acting jointly or in concert becoming the beneficial owner, directly or indirectly, of shares carrying at least a majority of the outstanding voting rights of the Corporation, or (iv) any other transaction in which the owners of the Corporation’s outstanding voting rights prior to such transaction do not own at least a majority of the outstanding voting rights of the Corporation or any successor entity immediately upon completion of the transaction other than as a result of the acquisition of securities directly from the Corporation;
“Corporation” means Intertape Polymer Group Inc. or its successor;
“Employee” any individual who is an employee of the Corporation or a Subsidiary;
“Exercise Price” has the meaning given thereto in Section 6;
“Good Reason” means Optionee’s termination of employment within ninety (90) days following the expiration of the period (described below for the Optionee’s employer to remedy the condition) following the occurrence, without Optionee’s consent, of one or more of the following: (i) a material reduction of Optionee’s duties, authority or responsibilities or any assignment to Optionee of any significant ongoing duties inconsistent in any material respect with such duties, authority or responsibility, including without limitation (A) a material adverse change in the role to which the Optionee reports or the roles which report to the Optionee and (B) in the case of the Chief Executive Officer and Chief Financial officer, ceasing to hold that position with a company traded on a national stock exchange; (ii) a five percent (5%) or greater reduction in the sum of Optionee’s base salary, target bonus and target long-term incentive; or (iii) a thirty-five (35) mile or greater change in the geographic location of Optionee’s primary work facility or location. A condition shall not be considered “Good Reason” unless Optionee gives Optionee’s employer written notice of the condition within ninety (90) days after the condition comes into existence and the employer fails to remedy the condition within forty-five (45) days after receiving Optionee’s written notice.
“Insider” has the meaning given thereto in the TSX Company Manual;
“Last Working Day” means the Employee’s last day of work for the Corporation or a Subsidiary, as determined by the Corporation in its sole discretion, and, except as determined by the Corporation in its sole discretion, does not include any period of severance or reasonable or contractual notice or period of salary continuance or pay in lieu of notice;
“Option” means an option to purchase Shares granted under the Plan;

“Option Period” has the meaning given thereto in Section 7.1;
“Optionee” means an Employee or Consultant to whom an Option has been granted under the Plan, and for greater certainty, a member of the Board who is not an Employee of the Corporation or a Subsidiary may not be an Optionee;
“Permanent Disability” means that the Optionee has ceased to be an Employee as a result of a permanent physical or mental disability or disease or illness preventing the Optionee from performing his or her usual duties and tasks for the Corporation or a Subsidiary;
“Plan” means this Stock Option Plan for Employees and Consultants of the Corporation and its Subsidiaries;
“Retirement” means that the Optionee has ceased to be an Employee, provided that: (i) the Board reasonably determines that the Optionee’s cessation of employment qualifies as retirement, and (ii) following the cessation of employment, the Optionee is either no longer gainfully employed or pursues activities in a business that is not a competitor of the Corporation;
“Security Based Compensation Arrangement” means an arrangement that is a security based compensation arrangement for the purposes of the TSX Company Manual;
“Shares” means Common shares in the share capital of the Corporation, and includes any shares of the Corporation into which such shares may be changed, classified, reclassified, subdivided, consolidated or converted from time to time;
“Subsidiary” means any corporation or other entity in which the Corporation owns, directly or indirectly, securities carrying at least a majority of the outstanding voting rights of such corporation or other entity;
“TSX” means the Toronto Stock Exchange;
“Withholding Amount” has the meaning given thereto in Section 9.1.

2.	Purpose of the Plan
The purpose of the Plan is to secure for the Corporation and its shareholders the benefits of incentive interest in the Corporation by Employees and Consultants of the Corporation and its Subsidiaries.

3.	Administration

3.1
The Plan is under the direction of the Board. The Committee makes recommendations to the Board in relation to the Plan and to the grants of Options. The Board, in its sole discretion, shall have full and complete authority to administer and interpret the Plan and to prescribe such rules and regulations and make such other determinations as it deems necessary or useful for the administration of the Plan, including the power and authority:

3.1.1	to select the Optionees to whom Options may be granted from time to time;

3.1.2	to determine the time or times of grant and the time or times of vesting of Options granted to Optionees;

3.1.3	to determine the number of Shares subject to each Option;

3.1.4
to determine and modify from time to time the terms and conditions, including restrictions, not inconsistent with the terms of the Plan, of any Option, which terms and conditions may differ among individual Option grants and Optionees, and to approve forms of option grant letters or option agreements under the Plan;

3.1.5	to accelerate the vesting or exercisability of all or any portion of any Option; and

3.1.6	to make all determinations it deems advisable for the administration of the Plan, to decide all disputes arising in connection with the Plan and to otherwise supervise the administration of the Plan.

All decisions and interpretations of the Board shall be binding on all persons, including the Corporation and the Optionees.

3.2
No member of the Board or the Committee or any delegate thereof shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with the Plan, and the members of the Board and the Committee and any delegate thereof shall be entitled in all cases to indemnification and reimbursement by the Corporation in respect of any claim, loss, damage or expense (including, without limitation, reasonable attorneys’ fees) arising or resulting therefrom to the fullest extent permitted by law and/or under the Corporation’s articles or bylaws or any directors’ and officers’ liability insurance coverage which may be in effect from time to time and/or any indemnification agreement between such individual and the Corporation.

3.3
Notwithstanding any provision of the Plan to the contrary, in order to comply with the laws in other jurisdictions in which the Corporation and its Subsidiaries operate or have Employees or Consultants, the Board, in its sole discretion, shall have the power and authority to:

3.3.1	determine which Subsidiaries shall be covered by the Plan;

3.3.2	determine which Employees or Consultants outside of Canada are eligible to participate in the Plan;

3.3.3	modify the terms and conditions of any Option granted to Optionees outside of Canada to comply with applicable foreign laws;

3.3.4
establish subplans and modify exercise procedures and other terms and procedures, to the extent the Board determines such actions to be necessary or advisable (and such subplans and/or modifications shall be attached to this Plan as addendums); provided, however, that no such subplans and/or modifications shall be deemed to increase the share limitations contained in Section 4 hereof; and

3.3.5
take any action, before or after an Option grant is made, that the Board determines to be necessary or advisable to obtain approval or comply with any local governmental regulatory exemptions or approvals.

Notwithstanding the foregoing, the Board may not take any actions hereunder, and no Options shall be granted, that would violate any applicable Canadian securities law or any other applicable Canadian governing statute or law.

4.	Shares Subject to the Plan

4.1
In addition to any options already outstanding under other incentive plans of the Corporation, the maximum number of Shares issuable under this Plan shall not exceed 10% of the issued and outstanding Shares, as calculated on the date of grant of each Option.

4.2
All of the Shares covered by exercised, expired, cancelled or forfeited Options shall become available Shares under Section 4.1 for the purposes of Options that may be subsequently granted under the terms of the Plan.

5.	Grant of Options

5.1
The Board, in its sole discretion, shall from time to time designate the Employees or Consultants to whom Options shall be granted, the number of Shares to be covered by each such Option and the terms and conditions of such Option.

5.2
Any Optionee, at the time of the granting of the Option, may hold more than one Option. However, no Optionee will be able to hold Options to purchase Shares exceeding 5% of the number of Shares issued and outstanding from time to time.

5.3
The number of Shares issuable to Insiders of the Corporation, at any time, under the Plan and any other Security Based Compensation Arrangement of the Corporation cannot exceed 10% of the Corporation’s total issued and outstanding shares.

5.4
The number of Shares issued to Insiders of the Corporation, within any one year period, under the Plan and any other Security Based Compensation Arrangement of the Corporation cannot exceed ten 10% of the Corporation’s total issued and outstanding shares.

5.5
Each grant of Options shall be evidenced by a letter from the Corporation addressed to the Optionee or an agreement between the Corporation and the Optionee, setting forth the date of the grant, the number of Shares covered by such Options, the Exercise Price, the Option Period, any vesting conditions and any other terms and conditions applicable to such Options.

6.	Exercise Price
The exercise price for each Share covered by an Option (the “Exercise Price”) shall be established by the Board at the time of grant, but shall not be less than the fair market value of the Shares on the date of grant, which shall be computed by reference to the closing market price of the Shares on the TSX on the trading day immediately preceding the date of the granting of the Option.

7.	Option Period

7.1
Subject to Section 7.2, once an Option has vested, it shall be exercisable during a period established by the Board (the “Option Period”) which shall commence not earlier than the date of the granting of the Option and shall terminate not later than the later of (x) 10 years after the date of the granting of the Option or (y) if applicable, the time set forth in Section 7.3.

7.2	Notwithstanding Section 7.1 and subject to Section 14.2.5:

7.2.1
except as provided in Section 7.2.2 or 7.2.3 (or as may otherwise be expressly set forth in Optionee’s employment or consulting agreement in compliance with Section 7.1), if an Optionee’s employment or consulting relationship with the Corporation or Subsidiary terminates for any reason, all unvested Options shall be forfeited on the date that is his or her Last Working Day or the date of termination of the consulting relationship, as applicable, and the Option Period of all vested Options shall terminate on the earlier of: (i) the date that is 90 days following his or her Last Working Day or the date of termination of the consulting relationship, as applicable or (ii) the expiration of the maximum Option Period established pursuant to Section 7.1;

7.2.2
if an Optionee’s employment or consulting relationship with the Corporation or a Subsidiary is terminated for fraud against the Corporation or a Subsidiary, misappropriation of money or other property of the Corporation or a Subsidiary, material violation of any material policy of the Corporation or a Subsidiary, other serious misconduct (as determined by the Corporation in its sole discretion), material breach of the Optionee’s employment or consulting agreement, if any, or for any reason which constitutes just cause at law, all vested and unvested Options shall be forfeited with immediate effect;

7.2.3
subject to Section 7.2.2, if an Optionee ceases to be an Employee or Consultant by reason of death, Retirement or Permanent Disability, all unvested Options shall vest immediately and the Option Period of all vested Options shall terminate on the earlier of (i) the date that is 365 days following the date of the Optionee’s death, Retirement or Permanent Disability or (ii) the expiration of the maximum Option Period established pursuant to Section 7.1.

7.3
If the date on which the maximum Option Period established pursuant to Section 7.1 is scheduled to terminate shall fall during a Blackout Period or within 10 business days after the last day of a Blackout Period, the Option Period shall instead terminate 10 business days after the last day of a Blackout Period; provided, however, that the Option shall terminate earlier on the scheduled termination date if necessary for compliance with Section 409A of the Internal Revenue Code of 1986, as amended. For the avoidance of doubt, this Section 7.3 shall not apply to the post-termination exercise periods set forth in Sections 7.2.1 and 7.2.3.

7.4	All rights conferred by an Option not exercised at the termination of the Option Period shall be forfeited.

8.	Exercise of Option

8.1
Subject to Section 8.2, the vested portion of an Option may be exercised at any time, or from time to time subject to any restrictions set forth in the applicable grant agreement (such as on account of Blackout Periods), during its term by giving written notice of the election to exercise to the Corporation, and (b) by delivering a cash payment (including cash raised through a broker-assisted cashless exercise) equal to the Exercise Price for each Share to be acquired pursuant to the exercise of such Option plus the applicable taxes contemplated by Section 9, subject to such procedural requirements as may be established by the Corporation from time to time.

8.2
The exercise of any Option shall be subject to the condition that if at any time the Corporation shall determine in its sole discretion that it is necessary or desirable to comply with any legal requirement or the requirements of the TSX or other regulatory authority as a condition of, or in connection with, such exercise or the issue of Shares as a result thereof, then in any such event such exercise shall not be effective unless such compliance shall have been effected on conditions satisfactory to the Corporation.

8.3
Upon actual receipt by the Corporation of written notice addressed to the Secretary of the Corporation and payment for the Shares to be purchased, the person exercising the Option shall be registered in the books of the Corporation as the holder of the appropriate number of Shares.

9.	Withholdings

9.1
The Corporation or any Subsidiary may withhold, or cause to be withheld, and deduct, or cause to be deducted, from any amount to be paid to the Optionee, any amount the Corporation or any Subsidiary is entitled or required to withhold or deduct on account of income taxes, social security charges or other deductions that may be required by any applicable law or by any Canadian, foreign, federal, provincial, territorial, state or local governmental authority in respect of (i) the grant, surrender or exercise of an Option, (ii) the issuance of, the disposition of, or other transaction involving Shares purchased under the Plan, or (iii) any payment or benefit under the Plan (the “Withholding Amount”). Any Withholding Amount retained or received from the Optionee will be remitted to the appropriate governmental authority by the Corporation or a Subsidiary.

9.2
The Optionee accepts that the Corporation or any Subsidiary shall have the right to require payment by the Optionee of the Withholding Amount, and may take any means necessary (but is not obligated to take any particular means) to obtain payment from the Optionee thereof, including:

9.2.1	permitting the Optionee to pay to the Corporation, in addition to and concurrently with the Exercise Price, the Withholding Amount upon exercise of the Option;

9.2.2	withholding the necessary amount from the Optionee’s cash remuneration payment or any other amounts owing by the Corporation to the Optionee following the exercise of the Option; or

9.2.3
selling, or arranging to sell, in the market or as the Corporation may determine, on behalf of the Optionee, a sufficient number of such Shares to realize net cash proceeds sufficient (after taking into account any transaction cost which will be borne by the Optionee) to pay the Withholding Amount; whereby, the Optionee directs such net cash proceeds to be paid to the Corporation or a Subsidiary in satisfaction of the Optionee’s obligation to pay the Withholding Amount.

9.3
If the Corporation or any Subsidiary does not withhold an amount or require payment of an amount by an Optionee sufficient to satisfy all obligations referred to in 9.1, the Optionee shall forthwith make reimbursement, on demand, in cash, of any amount paid by the Corporation or any Subsidiary to a governmental authority to satisfy any such obligation.

10.	Non-assignable
No Option or any interest therein shall be assignable or transferable by the Optionee other than by will or under the law of succession.

11.	Not a Shareholder
An Optionee shall have no rights as a shareholder of the Corporation with respect to any Shares covered by his or her Options until he or she shall have become the holder of record of such Shares.

12.	Change of Control

12.1
Notwithstanding any other provision of this Plan, in the event of a Change of Control, all Options that are outstanding immediately prior the Change of Control shall, as determined by the Corporation in its sole discretion:

12.1.1	remain in full force and effect in accordance with their terms after the Change of Control;

12.1.2	be equitably assumed, converted or exchanged into or for options, rights or other securities in any entity participating in or resulting from a Change of Control;

12.1.3
be cancelled or deemed exercised (whether vested or unvested) with fully vested payment to the Optionee of an amount per Option Share that is cancelled or deemed exercised (whether vested or unvested) equal to the positive difference between the per share Change of Control price of the Shares and the applicable Exercise Price and applicable taxes; and/or

12.1.4
be cancelled without payment to the Optionee, provided the holder of such Option (including any beneficiary or representative of a decedent or permanently disabled Optionee) shall have been given the opportunity, contingent on the closing of the Change in Control, to exercise the Option in full (whether vested or unvested) for fully vested Shares within twenty-one (21) days prior to the Change of Control (or such other reasonable period under the circumstances).

12.2
To the extent that Section 12.1.1 and/or 12.2.2 applies to an Option and such Option will cease to cover securities listed on a North American stock exchange, the holder of such Option (including any beneficiary or representative of a decedent or permanently disabled Optionee) shall be given the opportunity, contingent on the closing of the Change in Control, to exercise such Option in full (whether vested or unvested) for fully vested Shares within twenty-one (21) days prior to the Change of Control (or such other reasonable period under the circumstances).

12.3
In the event that within two years on or after a Change of Control an Optionee resigns his or her employment for Good Reason or such employment is involuntarily terminated (other than in circumstances described in Section 7.2.2), the vesting of such Optionee’s outstanding Options shall accelerate in full.

12.4
Upon the Corporation entering into a binding purchase agreement relating to a transaction which, if completed, would result in a Change of Control, the Corporation shall give written notice of the proposed Change of Control to the Optionees, together with a description of the effect of such Change of Control on outstanding Options, twenty-one (21) days prior to the closing of the transaction resulting in the Change of Control (or such other reasonable period under the circumstances).

12.5
For the avoidance of doubt, the provisions of this Section 12 shall be in addition to, and shall not override, any rights with respect to Options contained in any offer letter, employment agreement or contract between Optionee and the Corporation.

13.	Effects of Alteration of Share Capital
In the event of any reorganization, change in the number of issued and outstanding Shares of the Corporation by reason of any stock dividend, stock split, reverse stock split, recapitalization, merger, consolidation, combination or exchange of shares or other similar corporate change, an equitable adjustment shall be made by the Board in the kind of Shares issuable under the Plan, in the number and/or kind of Shares subject to outstanding Options and in the Exercise Price of such outstanding Options. Such adjustment will be final, binding and conclusive on all parties.

14.	Amendment and Termination

14.1
The Board bears full responsibility with regard to the Plan, which includes, but is not limited to, the power and authority to amend, suspend or terminate the Plan, in whole or in part, or amend the terms and conditions of outstanding Options, provided that such amendment, suspension or termination shall:

14.1.1	be subject to obtaining approval of the shareholders of the Corporation, unless not required pursuant to Section 14.2 or applicable securities law or TSX requirements;

14.1.2	be subject to obtaining any required approval of any securities regulatory authority or the TSX; and

14.1.3
not adversely alter or impair any Option previously granted (provided that the Board may at its discretion accelerate the vesting of any Option regardless of any adverse or potentially adverse tax consequences resulting from such acceleration).

14.2
Subject to Section 14.3, shareholder approval is not required with respect to certain amendments including, without limitation, those set forth below in this Section 14.2, provided that they are made in accordance with applicable securities law and TSX requirements:

14.2.1	amendments of a general housekeeping or clerical nature that, among others, clarify, correct or rectify any ambiguity, defective provision, error or omission in the Plan;

14.2.2	amendments necessary to comply with applicable laws or the requirements of any securities regulatory authority or stock exchange;

14.2.3
modifying the terms and conditions, including restrictions, not inconsistent with the terms of the Plan, of any Option, which terms and conditions may differ among individual Option grants and Optionees;

14.2.4
modifying the periods referred to in Section 7.2 of the Plan during which vested Options may be exercised, provided that the Option Period is not extended beyond the later of (x) 10 years after the date of the granting of the Option or (y) if applicable, the time set forth in Section 7.3 (or, in the case of an Option subject to United States taxation, provided that the Option Period is not extended beyond the earlier of (i) 10 years after the date of the granting of the Option or (ii) the original maximum term of the Option);

14.2.5	amendments with respect to the vesting period or with respect to circumstances that would accelerate the vesting of Options;

14.2.6	any amendment resulting from or due to the alteration of share capital as more fully set out in Section 13, hereof;

14.2.7	amendments to the provisions relating to the administration of the Plan; and

14.2.8	suspending or terminating the Plan.

14.3	Notwithstanding Section 14.2, shareholder approval is required for:

14.3.1	a reduction in the Exercise Price of Options or a cancellation and reissuance of Options or other entitlements;

14.3.2
Subject to Section 7.3, an extension of the maximum Option Period of an Option beyond the maximum original expiry date established for such option at the time of grant (for example, beyond 7 years from the date of grant, subject to extension under Section 7.3 in the case of a Blackout Period, for an option granted with a 7-year term);

14.3.3	any amendment to remove or to exceed the limit in Section 5.3 or 5.4;

14.3.4	an increase to the maximum number of Shares issuable under the Plan;

14.3.5
any amendment to expand the definition of Optionee, including an amendment that may permit the introduction or reintroduction of a member of a Board who is not an Employee of the Corporation or a Subsidiary as an eligible participant;

14.3.6	any amendment that would extend the term of an Option granted to an Insider of the Corporation for the purposes of the TSX Company Manual;

14.3.7	any amendment which would permit Options granted under the Plan to be transferable or assignable other than for normal estate settlement purposes; and

14.3.8	any amendment to the provisions of this Section 14.3.

14.4
With regard to shareholder approval as required pursuant to Section 14.3.1, 14.3.2 or 14.3.3, the votes attached to shares held directly or indirectly by Insiders benefiting directly or indirectly from the amendment must be excluded.

14.5
With regard to shareholder approval as required pursuant to Section 14.3.5, where the amendment will disproportionately benefit one or more Insiders over other Optionees, the votes attached to shares held directly or indirectly by those Insiders receiving the disproportionate benefit must be excluded.

14.6	In the event that the Board terminates the Plan, all Options granted to Optionees will become fully exercisable by the Optionees, unless the Board, in its sole discretion, determines otherwise.

15.	Final Provisions

15.1
The Corporation’s obligation to issue Shares upon the exercise of Options is subject to compliance with applicable laws and regulations in respect of the issuance or distribution of securities and with the rules of the TSX. Each Optionee shall agree to comply with such laws, regulations and rules and to provide to the Corporation any information or undertaking required to comply with such laws, regulations and rules.

15.2
The participation in the Plan of an Employee or Consultant shall be entirely optional and shall not be interpreted as conferring upon an Employee or Consultant any right or privilege whatsoever, except for the rights and privileges set out expressly in the Plan. Neither the Plan nor any act that is done under the terms of the Plan shall be interpreted as restricting the right of the Corporation to terminate the employment of an Employee at any time.

15.3
No Employee or Consultant to whom Options have been granted acquires an automatic right to be granted one or more Options under the terms of the Plan by reason of any previous grants of Options under the Plan.

15.4	The Plan does not provide for any guarantee in respect of any loss or profit which may result from fluctuations in the price of the Shares.

15.5
The Corporation shall assume no responsibility as regards the tax consequences that participation in the Plan will have for an Employee or Consultant, and such persons are urged to consult their own tax advisors in such regard.

15.6	The Plan and any Option granted under the terms of the Plan shall be governed and interpreted according to the laws of the province of Québec and the federal laws of Canada applicable thereto.

15.7
Each Optionee agrees with the Corporation that this Plan and all agreements, notices, declarations and documents accessory to the Plan be drafted in English only. Chaque bénéficiaire consent avec la société à ce que ce Plan ainsi que toutes conventions, avis, déclarations et documents afférents au Plan soient rédigés en anglais seulement.

15.8
This Plan becomes effective as of March 12, 2019 and applies to any Options granted on or after such date (including any Options that are granted subject to approval of this Plan by the shareholders of the Corporation).

Addendum to the
STOCK OPTION PLAN FOR
EMPLOYEES AND CONSULTANTS
OF INTERTAPE POLYMER GROUP INC. AND ITS SUBSIDIARIES
(United Stated Participants)
Notwithstanding anything stated to the contrary in Stock Option Plan for Employees and Consultants (the “Plan”) of Intertape Polymer Group Inc. (the “Corporation”), this Addendum (this “Addendum”) to the Plan shall apply for purposes of all Options granted under the Plan to natural persons who are Employees or Consultants and are subject to United States income tax (collectively, the “US Participants”). All capitalized terms, to the extent not defined herein, shall have the meanings set forth in the Plan. Except as specifically provided in this Addendum, the provisions of the Plan shall control.

1.	Definitions.

As used in this Addendum, the following terms shall have the following meanings:
“US Code” means the United States Internal Revenue Code of 1986, as amended, and any successor Code, and related rules, regulations and interpretations.
“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.
“Fair Market Value” means the fair market value of the Shares as of the relevant date, which shall be computed by reference to the closing market price of the Shares on the TSX on the trading day immediately preceding such date.
“Incentive Stock Option” means any Option designated and qualified as an “incentive stock option” as defined in Section 422 of the US Code.
“Non-Qualified Stock Option” means any Option that is not an Incentive Stock Option.
“Section 409A” means Section 409A of the US Code and the regulations and other guidance promulgated thereunder.
“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.
“Stock Option Award Agreement” means a written or electronic agreement setting forth the terms and provisions applicable to an Option granted under the Plan. Each Stock Option Award Agreement may contain terms and conditions in addition to those set forth in the Plan and this Addendum; provided, however, that except to the extent explicitly provided to the contrary, in the event of any conflict in the terms of the Plan and this Addendum and the Award Agreement, the terms of the Plan and the Addendum shall govern.
“US Optionee” means a US Participant to whom an Option has been granted under the Plan and this Addendum.

2.	Eligibility. US Optionees under the Plan will be such US Participants who are selected from time to time by the Board in its sole discretion.

3.
Special Option Grant Rules. Any Option granted under the Plan and this Addendum must be made pursuant to a Stock Option Award Agreement in such form as the Board may from time to time approve. Stock Option Award Agreements need not be identical. Options granted under the Plan shall be Non-Qualified Stock Options.

(a)
Exercise Price; Exercise. The exercise price per share for the Shares covered by an Option shall be determined by the Board at the time of grant but shall not be less than 100% of the Fair Market Value on the date of grant. The Board shall determine the Fair Market Value of the Shares in accordance with Section 6 of the Plan based on the reasonable application of a reasonable valuation method not inconsistent with Section 409A of the US Code.

(b)	Option Term. The term of each Option shall be fixed by the Board in accordance with Section 7 of the Plan.

(c)
Non-Transferability of Stock Options. No Option shall be transferable by the US Optionee otherwise than by will or by the laws of descent and distribution and all Options shall be exercisable, during the US Optionee’s lifetime, only by the US Optionee, or by the US Optionee’s legal representative or guardian in the event of the US Optionee’s incapacity.

4.
Tax Withholding. Each US Optionee shall, no later than the date as of which the value of an Option, Shares or other amounts received thereunder first becomes includable in the gross income of the US Optionee for U.S. Federal income tax purposes, pay to the Corporation, or make arrangements satisfactory to the Board regarding payment of, any U.S. Federal, state, or local taxes of any kind required by law to be withheld by the Corporation with respect to such income. The Corporation and any Subsidiary shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to the US Optionee. The Corporation’s obligation to deliver stock certificates to any US Optionee is subject to and conditioned on any such tax withholding obligations being satisfied by the US Optionee.

5.
Information to Holders of Options. In the event the Corporation is relying on the exemption from the registration requirements of Section 12(g) of the Exchange Act contained in paragraph (f)(1) of Rule 12h-1 of the Exchange Act, the Corporation shall provide the information described in Rule 701(e)(3), (4) and (5) of the Securities Act to all holders of Options in accordance with the requirements thereunder. The foregoing notwithstanding, the Corporation shall not be required to provide such information unless the US Optionee has agreed in writing, on a form prescribed by the Corporation, to keep such information confidential.

6.
Effective Date; Stockholder Approval. This Addendum shall be approved by stockholders in accordance with applicable law and the Corporation’s governing documents within twelve (12) months after adoption by the Board. If the stockholders fail to approve this Addendum within twelve (12) months after its adoption by the Board, then any Options granted to US Participants pursuant to this Addendum shall be rescinded and no additional grants shall thereafter be made under this Addendum. Subject to such approval by stockholders and to the requirement that no Shares may be issued hereunder prior to such approval, Options may be granted hereunder on and after adoption of this Addendum by the Board.

Appointment of Proxyholder

I/We, being holder(s) of Common Shares of Intertape Polymer Group Inc. (the “Company”), hereby appoint: Gregory A. C. Yull, Chief Executive Officer, or, failing him, Randi M. Booth, Corporate Secretary OR

Print the name of the person you are appointing if this person is someone other than the individuals listed above as proxy of the undersigned, to attend, act and vote on behalf of the undersigned in accordance with the below directions (or if no directions have been given, as the proxy sees fit) on all the following matters and any other matter that may properly come before the Annual and Special Meeting of Shareholders of the Company to be held at 10:00 a.m. (eastern time) on Thursday, June 6, 2019 at the Omni King Edward Hotel, Belgravia Meeting Room, 37 King Street East, Toronto, Ontario M5C 1E9 (the “Meeting”), and at any and all adjournments or postponements thereof in the same manner, to the same extent and with the same powers as if the undersigned were personally present, with full power of substitution.

Management recommends voting FOR the following Resolutions. Please use dark black pencil or pen.

	FOR	WITHHOLD
1. Election of Directors
1. Robert M. Beil	☐	☐
2. Frank Di Tomaso	☐	☐
3. Robert J. Foster	☐	☐
4. James Pantelidis	☐	☐
5. Jorge N. Quintas	☐	☐
6. Mary Pat Salomone	☐	☐
7. Gregory A.C. Yull	☐	☐
8. Melbourne F. Yull	☐	☐

2. Appointment of Auditor
Appointment of Raymond Chabot Grant Thornton LLP as Auditor	☐	☐

	FOR	AGAINST
3. "Say on Pay" Vote
A resolution in the form annexed as Schedule A to the Management Information Circular of the Company dated April 24, 2019 (the “Circular”) accepting, in an advisory, non-binding capacity, the Company’s approach to executive compensation disclosed under “Compensation of Executive Officers and Directors - Compensation Discussion and Analysis” in the Circular
	☐	☐

4. Adoption of the 2019 Executive Stock Option Plan Resolution
A resolution in the form annexed as Schedule B to the Circular, approving the adoption of the new Executive Stock Option Plan of the Company	☐	☐

5. Continuation of the Shareholders Rights Plan Agreement Resolution
A resolution in the form annexed as Schedule C to the Circular, approving the continuation of the shareholder rights plan agreement between the Company and AST Trust Company (Canada) (formerly CST Trust Company), as rights agent
	☐	☐

Under Canadian securities law, you are entitled to receive certain investor documents. If you wish to receive such materials, please tick the applicable boxes below. You may also go to AST Trust Company (Canada)'s website https://ca.astfinancial.com/financialstatements and input code 3320A

☐    I would like to receive quarterly financial statements
☐    I do not want to receive annual financial statements

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted FOR a matter by Management’s appointees or, if you appoint another proxyholder, as that other proxyholder sees fit. On any amendments or variations proposed or any new business properly submitted before the Meeting, I/We authorize you to vote as you see fit.

Signature(s)	Date
Please sign exactly as your name(s) appears on this proxy. Please see reverse for additional instructions. All proxies must be received by 5:00 p.m. (eastern time) on June 5, 2019.

Proxy Form - Annual and Special Meeting of Shareholders of Intertape Polymer Group Inc. to be held on June 6, 2019 (the "Meeting")

Notes to Proxy

1. This proxy must be signed by a holder or his or her attorney duly authorized in writing. If you are an individual, please sign exactly as your name appears on this proxy. If the holder is a Company, a duly-authorized officer or attorney of the Company must sign this proxy, and if the Company has a corporate seal, its corporate seal should be affixed.

2. If the securities are registered in the name of an executor, administrator or trustee, please sign exactly as your name appears on this proxy. If the securities are registered in the name of a deceased or other holder, the proxy must be signed by the legal representative with his or her name printed below his or her signature, and evidence of authority to sign on behalf of the deceased or other holder must be attached to this proxy.

3. Some holders may own securities as both a registered and a beneficial holder; in which case you may receive more than one Circular and will need to vote separately as a registered and beneficial holder. Beneficial holders may be forwarded either a form of proxy already signed by the intermediary or a voting instruction form to allow them to direct the voting of securities they beneficially own. Beneficial holders should follow instructions for voting conveyed to them by their intermediaries.

4. If a security is held by two or more individuals, any one of them present or represented by proxy at the Meeting may, in the absence of the other or others, vote at the Meeting. However, if one or more of them are present or represented by proxy, they must vote together the number of securities indicated on the proxy.

All holders should refer to the Circular for further information regarding completion and use of this proxy and other information pertaining to the Meeting.

This proxy is solicited by and on behalf of Management of the Company.

How to Vote

INTERNET -Go to www.astvotemyproxy.com -Cast your vote online -View Meeting documents	TELEPHONE Use any touch-tone phone, call toll free in Canada and United States 1-888-489-7352 and follow the voice instructions
To vote by Internet or telephone, you will need your control number. If you vote by Internet or telephone, do not return this proxy.
MAIL, FAX OR EMAIL
-Complete and return your signed proxy in the envelope provided or send to:

AST Trust Company  (Canada)
P.O. Box 721
Agincourt, ON  M1S 0A1

-You may alternatively fax your proxy to 416-368-2502 or toll free in Canada and the United States to 1-866-781-3111 or scan and email to proxyvote@astfinancial.com.

An undated proxy is deemed to bear the date on which it is mailed by Management to you.

If you wish to receive investor documents electronically in the future, please visit https://ca.astfinancial.com/edelivery to enroll.

All proxies must be received by 5:00 p.m. (eastern time) on June 5, 2019.

Appointment

I/We, being holder(s) of Common Shares of Intertape Polymer Group Inc. (the “Company”), hereby appoint: Gregory A. C. Yull, Chief Executive Officer, or, failing him, Randi M. Booth, Corporate Secretary OR

Print the name of the person you are appointing if this person is someone other than the individuals listed above as proxy of the undersigned, to attend, act and vote on behalf of the undersigned in accordance with the below directions (or if no directions have been given, as the proxy sees fit) on all the following matters and any other matter that may properly come before the Annual and Special Meeting of Shareholders of the Company to be held at 10:00 a.m. (eastern time) on Thursday, June 6, 2019 at the Omni King Edward Hotel, Belgravia Meeting Room, 37 King Street East, Toronto, Ontario M5C 1E9 (the “Meeting”), and at any and all adjournments or postponements thereof in the same manner, to the same extent and with the same powers as if the undersigned were personally present, with full power of substitution.

Management recommends voting FOR the following Resolutions. Please use dark black pencil or pen.

	FOR	WITHHOLD
1. Election of Directors
1. Robert M. Beil	☐	☐
2. Frank Di Tomaso	☐	☐
3. Robert J. Foster	☐	☐
4. James Pantelidis	☐	☐
5. Jorge N. Quintas	☐	☐
6. Mary Pat Salomone	☐	☐
7. Gregory A.C. Yull	☐	☐
8. Melbourne F. Yull	☐	☐

2. Appointment of Auditor
Appointment of Raymond Chabot Grant Thornton LLP as Auditor	☐	☐

	FOR	AGAINST
3. "Say on Pay" Vote
A resolution in the form annexed as Schedule A to the Management Information Circular of the Company dated April 24, 2019 (the “Circular”) accepting, in an advisory, non-binding capacity, the Company’s approach to executive compensation disclosed under “Compensation of Executive Officers and Directors - Compensation Discussion and Analysis” in the Circular
	☐	☐

4. Adoption of the 2019 Executive Stock Option Plan Resolution
A resolution in the form annexed as Schedule B to the Circular, approving the adoption of the new Executive Stock Option Plan of the Company	☐	☐

5. Continuation of the Shareholders Rights Plan Agreement Resolution
A resolution in the form annexed as Schedule C to the Circular, approving the continuation of the shareholder rights plan agreement between the Company and AST Trust Company (Canada) (formerly CST Trust Company), as rights agent
	☐	☐

Under Canadian securities law, you are entitled to receive certain investor documents. If you wish to receive such materials, please tick the applicable boxes below. You may also go to AST Trust Company (Canada)'s website https://ca.astfinancial.com/financialstatements and input code 3320A

☐    I would like to receive quarterly financial statements
☐    I would like to receive annual financial statements

I/We authorize you to act in accordance with my/our instructions set out above. If no voting instructions are indicated above, this Voting Instruction Form ("VIF") will be voted FOR a matter by Management’s appointees or, if you appoint another proxyholder, as that other proxyholder sees fit. On any amendments or variations proposed or any new business properly submitted before the Meeting, I/We authorize you to vote as you see fit.

Signature(s)	Date
Please sign exactly as your name(s) appears on this VIF. Please see reverse for additional instructions.

VIF - Annual and Special Meeting of Shareholders of Intertape Polymer Group Inc. to be held on June 6, 2019 (the "Meeting")

1. We are sending to you the enclosed proxy-related materials that relate to a Meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the Meeting and vote in person, your securities can be voted only by management, as proxy holder of the registered holder, in accordance with your instructions.
2. We are prohibited from voting these securities on any of the matters to be acted upon at the Meeting without your specific voting instructions. In order for these securities to be voted at the Meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.
3. If you want to attend the Meeting and vote in person, please write your name in the place provided for that purpose in this form. You can also write the name of someone else whom you wish to attend the Meeting and vote on your behalf. Unless prohibited by law, the person whose name is written in the space provided will have full authority to present matters to the Meeting and vote on all matters that are presented at the Meeting, even if those matters are not set out in this form or the Circular. Consult a legal advisor if you wish to modify the authority of that person in any way. If you require help, please contact the Registered Representative who services your account.
4. This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.
5. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by management to you.
6. When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the Meeting.
7. This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the notice of Meeting or other matters as may properly come before the Meeting or any adjournment thereof.
8. Your voting instructions will be recorded on receipt of the VIF.
9. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.
10. If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.
11. This VIF should be read in conjunction with the Circular and other proxy materials provided by Management.

How to Vote

INTERNET -Go to www.astvotemyproxy.com -Cast your vote online -View Meeting documents	TELEPHONE Use any touch-tone phone, call toll free in Canada and United States 1-888-489-7352 and follow the voice instructions
To vote by Internet or telephone, you will need your control number. If you vote by Internet or telephone, do not return this VIF.
MAIL, FAX OR EMAIL
-Complete and return your signed VIF in the envelope provided or send to:

AST Trust Company  (Canada)
P.O. Box 721
Agincourt, ON  M1S 0A1

-You may alternatively fax your VIF to 416-368-2502 or toll free in Canada and the United States to 1-866-781-3111 or scan and email to proxyvote@astfinancial.com.

If you wish to receive investor documents electronically in the future, please visit https://ca.astfinancial.com/edelivery to enroll.

All VIFs must be received by 5:00 p.m. (eastern time) on June 5, 2019.